

2022

Proxy
Statement

POPULAR®



Dear Shareholders:

On behalf of the Board of Directors of Popular, Inc., we cordially invite you to our 2022 Annual Meeting of Shareholders (the ''Annual Meeting''), to be held on Thursday, May 12, 2022 at 9:00 a.m. (Atlantic Standard Time) in a virtual format through a live webcast at www.virtualshareholdermeeting.com/BPOP2022.

2021 was a solid year for Popular. The Board of Directors recognizes the strong leadership of the senior management team and the remarkable effort of more than 8,500 employees that, despite many challenges, delivered on Popular's commitment to its customers, colleagues, communities and shareholders.

This Notice of Annual Meeting and Proxy Statement contains the details of the business to be conducted during the Annual Meeting. At this year's Annual Meeting, shareholders will be considering the election of nine candidates to our Board of Directors for a one-year term, an advisory vote to approve executive compensation and the ratification of PricewaterhouseCoopers LLP as our independent registered public accountants for 2022.

I encourage you to read our proxy statement, annual report and other proxy materials. Whether or not you plan to participate in the Annual Meeting, we urge you to vote as soon as possible, either online, by phone or by mail. Please follow the voting instructions to ensure your shares are represented at the meeting. Your vote is important to us.

On behalf of the Board of Directors, thank you for your continued investment and support.

RICHARD L. CARRIÓN
Chairman of the Board
Popular, Inc.





Dear Shareholders:

2021 was an outstanding year for Popular, driven by record earnings, improved credit quality, record deposit levels, continued customer growth and the successful execution of our capital actions. Our results reflect the continued recovery in economic activity in the markets in which we do business, our diversified sources of revenue and prudent risk management.

We continued to execute our business strategy, making significant progress in each of our four strategic pillars. We also advanced our environmental, social and governance (ESG) strategy in areas such as financial inclusion and gender equality. Our business provides a powerful platform to make a difference in the lives of our customers, colleagues, communities and shareholders, a privilege and responsibility we take very seriously.

During the past two years, our colleagues have demonstrated remarkable resilience and agility, facing challenges with resolve and a positive attitude. They continue to be, without a doubt, our most valuable asset. We are also fortunate to count on the support of our Board of Directors, a group of highly talented and committed individuals, who provide invaluable counsel to me and the entire management team.

The year 2022 will bring its own set of challenges and opportunities. We have demonstrated our capacity to adapt to changing conditions and will continue to do so with optimism and determination. We stand ready to build on our leadership position and leverage the momentum achieved to make this another great year for Popular, as we continue to serve our customers, care for our colleagues, and support our communities.

On behalf of all of us, thank you for your support.

IGNACIO ALVAREZ
President and Chief Executive Officer
Popular, Inc.



Notice of Annual Meeting of
Shareholders and Proxy Statement

Date and Time	**Thursday, May 12, 2022 • 9:00 a.m. (Atlantic Standard Time)**
Location	Webcast at www.virtualshareholdermeeting.com/BPOP2022
Record Date	March 15, 2022
How to Vote	Only shareholders of record at the close of business on March 15, 2022 are entitled to notice of, and to vote at, the meeting. Each share of common stock is entitled to one vote. Your vote is important. Whether or not you plan to attend, please vote as soon as possible so that we may be assured of the presence of a quorum at the meeting.
	In Person Attend the Virtual Meeting.
	By Phone Call +1-800-690-6903 in the U.S. or P.R. to vote your shares.
	By Internet Visit www.proxyvote.com and vote online.
	By Mail Cast your ballot, sign your proxy card and return by free post.
Items of Business	• Elect four directors assigned to ''Class 1'', four directors assigned to ''Class 2'' and one director assigned to ''Class 3'' of the Board of Directors for a one-year term; • Approve, on an advisory basis, the Corporation's executive compensation; • Ratify the appointment of PricewaterhouseCoopers LLP as Popular's independent registered public accounting firm for 2022; and • Consider such other business as may be properly brought before the meeting or any adjournments thereof.

Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting of Shareholders to be held on May 12, 2022:

This 2022 Proxy Statement and our Annual Report for the year ended December 31, 2021 are available free of charge at **www.popular.com** and **www.proxyvote.com.** The 2022 Proxy Statement and form of proxy card are being distributed and made available to shareholders on or about March 30, 2022.

In San Juan, Puerto Rico, on March 30, 2022.
By Order of the Board of Directors,



Javier D. Ferrer
Corporate Secretary

209 Muñoz Rivera Avenue
San Juan, Puerto Rico 00918

POPULAR®

Table
of Contents

I Proxy Statement Summary 1

Meeting Agenda and Voting Recommendations... 1
2021 Corporate Governance Highlights.. 2
2021 Corporate Performance and Executive Compensation Highlights........................... 3
2021 Corporate Highlights 3
2021 Financial Highlights 5
Executive Compensation Program Highlights.. 5

II Corporate Governance, Directors and Executive Officers... 8

Corporate Governance.. 8
Key Corporate Governance Features 8
Board of Directors' Independence.. 9
Board Leadership.. 10
Board Meetings and Executive Sessions 10
Board Evaluation Process 11
Director Continuing Education... 12
Succession Planning... 12
Hedging and Pledging Policy 12
Corporate Responsibility and Sustainability 12
Code of Ethics 14
Committees of the Board... 14
Membership in Board Committees 17
Board Oversight of Risk Management 17
Nomination of Directors 18
Board Diversity, Experience and Skills 19
Communication with the Board.. 21
Where to Find More Information on Governance.. 21
Directors and Executive Officers.. 22
Nominees for Election as Directors and Other Directors 22
Executive Officers 32
Certain Relationships and Transactions.. 36

III Executive and Director Compensation.. 39

Compensation Discussion and Analysis.. 39
Overview 39
Compensation Objectives and Components 44
2021 Executive Compensation Program and Pay Decisions... 45
Governance and Assessment of Executive Compensation... 53
Other Aspects of our Executive Compensation Program 55
Risk Mitigation 56
Report of the Talent and Compensation Committee... 56
2021 Executive Compensation Tables and Compensation Information 57
Summary Compensation Table.. 57
Grants of Plan-Based Awards... 59
Outstanding Equity Awards at Fiscal Year End.. 60
Option Exercises and Stock Vested Table for 2021.. 61
Post-Termination Compensation 61
CEO Pay Ratio 65

Compensation of Non-Employee Directors 66

Compensation of Directors 66

2021 Non-Employee Director Summary Compensation Table 66

New Compensation Program 67

Director Stock Ownership Requirements 68

IV Security Ownership of Certain Beneficial Owners and Management 69

Beneficial Ownership 69

Shares Beneficially Owned by Directors and Executive Officers 69

Principal Shareholders 70

Delinquent Section 16(a) Reports 71

V Proposals 72

Proposal 1: Election of Directors 72

Proposal 2: Advisory Vote to Approve Executive Compensation 73

Proposal 3: Ratification of Appointment of Independent Registered Public Accounting Firm 74

VI Audit Committee Report 75

VII General Information About the Meeting 76

About the Meeting 76

Voting Procedure and Results 77

Proxy Materials 79

Shareholder Proposals 81

Appendix A: Popular, Inc., Reconciliation of Non-GAAP Measures 82

 **Proxy Statement**
Summary

This summary highlights information contained elsewhere in this Proxy Statement. You should read the entire Proxy Statement before voting.

Meeting Agenda and Voting Recommendations

Proposal 1

Election of Directors

We are asking shareholders to elect nine directors for a one-year term. The table below sets forth information with respect to our nine nominees standing for election. All of the nominees are currently serving as directors. Additional information about the candidates and their respective qualifications can be found on the "Nominees for Election as Directors and Other Directors" section of this Proxy Statement.

BOARD'S
RECOMMENDATION



"FOR"
EACH NOMINEE

	AGE	DIRECTOR SINCE	PRINCIPAL OCCUPATION
CLASS 1			
Alejandro M. Ballester	55	2010	President, Ballester Hermanos, Inc.
Richard L. Carrión	69	1991	Chairman of the Board of Directors of Popular, Inc.
Betty DeVita	61	2021	Chief Business Officer, FinConecta
Carlos A. Unanue	58	2010	President, Goya de Puerto Rico, Inc.
CLASS 2			
Joaquín E. Bacardí, III	56	2013	President and Chairman, Edmundo B. Fernández, Inc.
Robert Carrady	66	2019	President, Caribbean Cinemas
John W. Diercksen	72	2013	Principal, Greycrest, LLC
Myrna M. Soto	53	2018	CEO & Founder, Apogee Executive Advisors LLC
CLASS 3			
José R. Rodríguez	63	2021	Chairman of the Board of Directors of CareMax, Inc.

Proposal 2

Advisory Vote to Approve Executive Compensation

We are asking shareholders to approve, on an advisory basis, the compensation of our named executive officers ("NEOs") as described in the sections titled "Compensation Discussion and Analysis" and "2021 Executive Compensation Tables and Compensation Information". We hold this advisory vote on an annual basis.

BOARD'S
RECOMMENDATION



"FOR"
THIS PROPOSAL

Proposal 3

Ratification of Auditors

We are asking shareholders to ratify the Audit Committee's appointment of PricewaterhouseCoopers LLP as our independent registered public accounting firm for 2022. Information on fees paid to PricewaterhouseCoopers LLP during 2021 and 2020 appears in the "Proposal 3: Ratification of Appointment of Independent Registered Public Accounting Firm" section of this Proxy Statement.

BOARD'S
RECOMMENDATION



"FOR"
THIS PROPOSAL

2021 Corporate Governance Highlights

Independent Board

- 10 of our 12 directors are independent.
- Lead Independent director with robust and well-defined responsibilities.
- Regular executive sessions of independent directors.
- 100% independent Board committees:
  - Audit Committee
  - Corporate Governance & Nominating Committee
  - Risk Management Committee
  - Talent & Compensation Committee

Strong Governance

- Annual board, committee and individual director evaluations and self-assessments.
- Diverse board in terms of gender, race, ethnicity, experience, skills, tenure and other demographics.
- Independent third party retained, at least every three years, to perform board evaluation.
- Stock ownership guidelines for executive officers and non-employee directors.
- Prohibition on hedging and pledging of Popular, Inc.'s (the "Corporation") Securities.

Robust Board Oversight

- The Board met 11 times during 2021. Each director attended 94% or more meetings of the Board and the meetings of committees of the Board on which each such director served.
- Active board oversight of the Corporation's risk management program (including cyber and information security strategy and preparedness).
- Board oversight of Popular's corporate responsibility and sustainability (ESG) matters.
- Board oversees the development and implementation of the Corporation's technology strategy and initiatives.

Shareholders' Rights

- The Board of Directors will be completely declassified by the 2023 Annual Meeting of Shareholders, resulting in all directors being elected annually.
- Majority voting in director elections.
- No supermajority voting requirements for our shareholders.
- Shareholders holding 20% or more of our outstanding common stock have the right to request a special meeting of shareholders.
- Board receives and discusses shareholder communications addressed to the Board.

BOARD OF DIRECTORS' STATISTICS

75% ETHNIC DIVERSITY	33.3% GENDER DIVERSITY	61.33 YEARS AVERAGE AGE	8.92 YEARS AVERAGE TENURE	83.3% INDEPENDENT DIRECTORS

DIRECTORS' EXPERIENCE AND SKILLS

Skill		Directors	Percent
International Business Experience		10/12	83.3%
Technology, Information Security and/or Cybersecurity		4/12	33.3%
Business Operation Experience		12/12	100%
Senior Management & Leadership Experience		12/12	100%
Public Company Knowledge		8/12	66.6%
Audit and Risk Oversight Experience		7/12	58.3%
Financial Services, Investment and M&A		6/12	50%
Understanding Popular's Main Geographic Markets		8/12	66.6%

2021 Corporate Performance and Executive Compensation Highlights

2021 Corporate Highlights

2021 was an outstanding year for Popular. We achieved record earnings and deposit levels, improved our credit quality, continued to expand our customer base and successfully executed our capital actions, all while operating in a challenging economic environment impacted by the ongoing COVID-19 pandemic. These results reflect the continued economic recovery in the markets in which we do business and our diversified sources of revenue and prudent risk management.

Puerto Rico

Popular remained as the market leader in Puerto Rico in auto loans and leases, personal loans, credit cards, mortgage loan origination, commercial loans and total deposits. During 2021, we increased commercial loans, excluding Small Business Administration ("SBA") Paycheck Protection Program ("PPP") loans, by $243 million. Mortgage originations and auto loans and leases, increased by 28% and 23%, respectively. Additionally, we increased total deposits, excluding Puerto Rico public funds, by 15% and credit and debits card sales (in dollars) by 25%. As of 2021 year-end, Popular served 1.9 million customers. Our digital channels captured 67% of total deposit transactions and Mi Banco (our online platform) active customers reached 1.1 million.

United States

In the mainland United States, Popular achieved net interest income of $321 million, representing a year-over-year growth of 6%, while attaining a net interest margin of 3.39% (up from 3.21% in 2020). Popular also grew its commercial lending originations by 15% when compared to 2020, excluding SBA PPP loans.

Popular Common Stock

We increased the quarterly common stock dividend from $0.40 to $0.45 per share during 2021, completed a common stock repurchase program of $350 million and redeemed $187 million of our outstanding trust preferred securities. In January 2022, we announced our capital actions for 2022, including an increase in the quarterly common stock dividend from $0.45 to $0.55 per share and common stock repurchases of up to $500 million.

During 2021, we continued to execute our business strategy structured around our four strategic pillars:



Sustainable and Profitable Growth

We increased our deposits by approximately $10 billion and grew total loans (excluding SBA PPP loans) by $810 million. Popular also participated in the second round of the SBA PPP, funding approximately $677 million in loans (during the year) and reaching a program total of $2.1 billion. In the mainland United States, we acquired the assets of K2 Capital Group, a national healthcare equipment leasing business with $115 million in net assets, expanding our existing healthcare lending business. Moreover, we ended 2021 with robust levels of capital and liquidity which will allow us to continue creating value and returning capital to our shareholders.



Fit for the Future

With respect to employee well-being, we implemented various initiatives related to employee compensation, including merit increases and market adjustments. Commencing in 2022, we increased the minimum base salaries in all our markets. We also launched the first Employee Resource Group for the LGBTQ+ community and its allies. In the area of risk management, we continued strengthening our compliance and cybersecurity programs.

Simplicity



We continued to streamline our operations to achieve efficiencies. For example, during 2021 we successfully completed the strategic realignment of our New York Metro branch network, closing eleven branches, while achieving a lower than estimated deposit runoff and a positive momentum to refocus on small and medium sized businesses.

Customer Focus



We deployed a new customer experience management platform and launched various digital applications to streamline credit card and small business loan applications. We also continued our efforts to migrate transactions to digital channels, capturing over 67% of all deposit transactions in our Puerto Rico operation.

Social Commitment

As part of Popular's steadfast social commitment, financial and in-kind assistance was provided through Fundación Banco Popular, Popular Foundation and corporate donations and social programs impacting communities in Puerto Rico, the mainland United States and the Virgin Islands in the areas of education, economic development, and the promotion of socially innovative ideas. Our total social investment during 2021 amounted to $11.2 million. Additionally, Popular committed $500,000 in funding to combat gender violence in Puerto Rico. 74% of our employees in Puerto Rico and 63% of our employees in the mainland United States made voluntary financial contributions to our foundations. Popular made matching contributions of $1.2 million.

We also maintained a strong branch presence in low- and moderate-income communities: 29% of BPPR and 59% of Popular Bank branches are located in these communities.

Corporate Sustainability (ESG)

During 2021, we advanced our priorities regarding environmental, social and governance (ESG) practices. We published our first Corporate Sustainability Report, aligned with external sustainability reporting standards such as Sustainability Accounting Standards Board ("SASB") and Global Reporting Initiative ("GRI"). Also, as part of our commitment to financial inclusion and equal access to banking services, our two banking subsidiaries, Banco Popular de Puerto Rico and Popular Bank, were approved to offer Bank On certified accounts by the national nonprofit Cities for Financial Empowerment Fund. This product provides a low-cost account with strong transaction capabilities, promoting financial inclusion to underbanked and unbanked customers. Furthermore, Popular was included for the first time, in Bloomberg's Gender-Equality Index (GEI), and was recognized as a Great Place to Work® for women in Central America and the Caribbean.

Popular continued to foster the transition to a lower dependence on fossil fuels with the launch of a new financing product for the purchase and installation of solar panels. In 2021, Popular completed the combined heat and power generation in one of our buildings located in Puerto Rico, to be fueled mostly by renewable liquid natural gas produced in local landfills, and continued efforts to migrate branches to a photovoltaic system. Currently, 18% of our branches are equipped with solar panels.

COVID-19 Response

In response to the pandemic, Popular implemented a hybrid (remote/on-premises) work model pilot, with eligible positions representing 42% of our workforce. We successfully established a vaccination mandate, resulting in 97% of our employee population being fully vaccinated as of December 2021. Additionally, we supported a public vaccination drive with the Puerto Rico Department of Health and other non-profit organizations. During 2021, the Corporation issued $677 million in SBA PPP loans to approximately 21,000 small- and middle-sized businesses, benefiting an estimated 141,000 employees. As of December 31, 2021, a total of $1.7 billion of the $2.1 billion total SBA PPP loans funded by Popular since 2020 had been forgiven.

2021 Financial Highlights



GAAP NET INCOME	POPULAR, INC. (BPOP) COMMON STOCK

GAAP NET INCOME

2021
$935 MILLION

2020
$507 MILLION

POPULAR, INC. (BPOP) COMMON STOCK

STOCK PRICE
46%
HIGHER THAN YEAR-END 2020

$56.32 CLOSING PRICE FOR 2020

$82.04 CLOSING PRICE FOR 2021

Net income for 2021 amounted to approximately $935 million, an increase of approximately $428 million or 84% from our 2020 net income of approximately $507 million. This increase was largely driven by a lower provision expense as a result of the current economic recovery and positive outlook, together with solid credit quality metrics and higher net interest income and fees, which contributed to the 2021 positive results. Popular's capital levels also remained strong with a year-end Common Equity Tier 1 ratio of 17.4% and a tangible book value per share of $65.26, both higher than 2020. These results reflect the strength and resilience of our franchise, diversified sources of revenue and appropriate risk management.

Popular, Inc. shares closed 2021 at $82.04, 46% higher than year-end 2020. This performance compares favorably against the KBW Nasdaq Regional Banking Index ("KRX"), which increased by 34% during 2021.

Executive Compensation Program Highlights

Our executive compensation program is designed to motivate and reward performance, align executives with shareholder interests, promote building long-term shareholder value, attract and retain highly qualified executives and mitigate conduct that may promote improper sales practices or excessive or unnecessary risk taking. Our program is premised upon:

Pay-For-Performance

- Focus on variable, incentive-based pay (61%-75% of total target NEO pay is performance-based)
- Combination of short-term (cash) and long-term (equity) incentives
- Equity awards promote performance and retention of high-performing talent
- Total compensation opportunity targeted at median of our peer group
- No special retirement or severance programs
- Limited perquisites

Strong Governance

- Incentivized risk mitigation through balanced compensation design and strong internal control framework
- No speculative transactions in Popular's securities nor pledging or hedging of our securities
- Clawback guidelines
- Annual say-on-pay advisory vote
- Independent compensation consultant
- Compensation governance framework that includes internal guidelines covering compensation programs and incentive design

Executive alignment with long-term shareholder value

- Stock ownership requirements for our executive officers
- Extended equity vesting (over a 4-year period)
- Double-trigger equity vesting upon change in control

Pay Mix in the Compensation Program

Our executive compensation program focuses on the achievement of annual and long-term goals that generate sustained company performance and strong returns to our shareholders. As illustrated in the graphs below, in 2021, 75% of total target compensation for the President and CEO and 61% for the other NEOs is at-risk, subject to company and individual performance.



CEO

$4.4M
TARGET
TOTAL
COMPENSATION

25% PERFORMANCE SHARES LONG-TERM EQUITY INCENTIVE

75% OF PAY IS "AT-RISK"

25% SALARY

25% SHORT-TERM CASH INCENTIVE

25% RESTRICTED STOCK LONG-TERM EQUITY INCENTIVE



OTHER NEOs

$1.4M - $1.9M
TARGET
TOTAL
COMPENSATION

15% PERFORMANCE SHARES LONG-TERM EQUITY INCENTIVE

61% OF PAY IS "AT-RISK"

39% SALARY

31% SHORT-TERM CASH INCENTIVE

15% RESTRICTED STOCK LONG-TERM EQUITY INCENTIVE

Base Salary

Each NEO, except for the CEO (who did not receive an increase), received a salary increase adjustment in July 2021, ranging from 1.5% to 12.5% of base salary upon consideration of market benchmarking and individual performance.

Short-Term Annual Cash Incentive

To maintain a high-performance organization, we believe it is important to reward achievement of results, as well as how such results are achieved. Therefore, our short-term annual cash incentive is awarded based on the degree of achievement of the corporate net income goal, individual annual financial and non-financial goals, as well as the demonstration of the individual's leadership competencies. In 2021, the total short-term incentive had a target of 100% of base pay for the CEO and 80% of base pay for the other NEOs. Actual payouts can range from zero to 1.5 times the target award. After considering all incentive components, the Talent and Compensation Committee (the "Committee") approved annual cash incentive payments in respect of 2021 equal to 136% of base pay for Mr. Alvarez, 106% for Mr. Vázquez, 111% for Mr. Ferrer, 102% for Mr. Soriano and 102% for Mr. Chinea.

Long-Term Equity Incentive

The annual equity grant rewards performance and aligns the interests of our NEOs with those of our shareholders. One half of the target award consists of performance shares, with actual earned shares determined at the end of a 3-year performance period based on total shareholder return (TSR) and return on average tangible common equity (ROATCE) metrics. The other half of this award consists of restricted stock granted based on corporate and individual performance, that vests on a pro-rata basis, with 25% vesting annually over a 4-year period. For purposes of the February 2021 grant, the target incentive opportunity was 200% of base pay for Mr. Alvarez and 80% of base pay for the other NEOs.

The actual long-term incentive awards may range from zero to 1.5 times the target award. In February 2021, the Committee granted equity awards slightly above target level for the CEO and at target level for the other NEOs, recognizing each NEO's contribution to Popular's performance in 2020, while demonstrating strong leadership throughout the COVID-19 pandemic, as well as the series of earthquakes experienced in southern Puerto Rico. Our executive compensation programs are discussed in more detail in the ''Compensation Discussion and Analysis'' and ''2021 Executive Compensation Tables and Compensation Information'' sections of this Proxy Statement.

2021 Compensation Program and Pay Decisions

For 2021, the total compensation paid to or earned by our NEOs was as follows:

Name and Principal Position	Salary	Bonus	Stock Awards	Non-Equity Incentive Plan Compensation	Change in Pension Value and Nonqualified Deferred Compensation	All Other Compensation	Total
Ignacio Alvarez President and Chief Executive Officer (''CEO'')	$1,100,000	$45,833	$2,420,000	$1,496,710	—	$29,086	$5,091,629
Carlos J. Vázquez Executive Vice President and Chief Financial Officer (''CFO'')	708,145	29,792	561,816	762,416	—	18,574	2,080,743
Javier D. Ferrer* Executive Vice President and Chief Legal Officer (''CLO'')	634,615	28,125	480,000	749,890	—	18,574	1,911,204
Lidio V. Soriano Executive Vice President and Chief Risk Officer (''CRO'')	533,954	22,917	416,160	566,275	—	25,446	1,564,752
Manuel Chinea Executive Vice President and Chief Operating Officer of Popular Bank	498,458	—	384,000	535,436	—	46,669	1,464,563

*   On January 1, 2022, Mr. Ferrer was appointed Chief Operating Officer and Head of Business Strategy of Popular, after serving as Chief Legal Officer since October 2014.



Corporate Governance,
Directors and Executive Officers

Corporate Governance

Our Board of Directors believes that high standards of corporate governance are an essential component of strengthening our corporate culture and embedding our institutional values in our day-to-day business operations. The Board's Corporate Governance and Nominating Committee recommends to the Board the adoption of corporate governance guidelines to protect and enhance shareholder value and to set forth the principles as to how the Board, its various committees, individual directors and management should perform their functions. The Corporate Governance and Nominating Committee considers developments in corporate governance and periodically recommends to the Board changes to our corporate governance principles.

Key Corporate Governance Features

Director Independence

Independent directors must compose at least two-thirds of the Board. Ten of our twelve current directors are independent in accordance with the standards of The Nasdaq Stock Market ("NASDAQ"). Messrs. Carrión and Alvarez are not considered independent.

Lead Independent Director

Our Lead Independent Director is elected by a majority of the independent members of the Board.

Majority Voting in Director Elections

Directors are elected by the affirmative vote of a majority of the shares represented at the annual meeting. An incumbent director not elected by the affirmative vote of a majority of the shares represented at the annual meeting must tender his or her resignation to the Board, which may accept or reject the director's resignation.

Board Oversight of Risk Management

The Board has a significant role in risk oversight. You can read about the role of the Board in risk oversight under "Board Oversight of Risk Management".

Environmental, Social and Governance (ESG) Matters

The Corporate Governance and Nominating Committee oversees the Corporation's sustainability and social responsibility strategy, priorities and reporting practices, including ESG and public matters that may impact the Corporation, its shareholders, employees, customers and the communities in which the Corporation operates.

Succession Planning

The Talent and Compensation Committee annually reviews a management succession plan, developed by the CEO, to ensure an orderly succession of the CEO and executive officers in both ordinary course and emergency situations.

Director Retirement

Directors may serve on the Board until the end of their term following their 74th birthday and may not be initially elected or re-elected after reaching age 74. During 2021, after analyzing practices of our peers and other public companies, the Board of Directors extended the mandatory retirement age for all directors from 72 to 74 years. This change has the effect of preserving critical expertise within the Board and retaining valuable experience, institutional knowledge and understanding of the Corporation's strategy, operations and culture for an additional time.

Stock Ownership

Within three years of their election, directors must hold Popular stock with a value equal to five times the annual Board retainer. Within five years of designation, the President and CEO must hold Popular stock with a value equal to six times base pay and other executive officers must hold three times their base pay.

Prohibition on Pledging, Hedging and Speculative Transactions

Popular's directors and executive officers are prohibited from pledging Popular's securities as collateral for loans. In addition, directors and executive officers are not allowed to engage in speculative transactions, such as hedging and monetization transactions, using Popular's securities.

Annual Board and Committee Self-Assessments

The Board, each of its committees and each individual director conduct annual self-evaluations to determine whether they are functioning effectively. Additionally the Board is required to retain, at least every three years, an independent consultant to facilitate the Board's performance evaluation.

Executive Sessions of Non-Management Directors

Popular's independent directors hold executive sessions without Popular's non-independent directors and management.

Limits on Board Service

To ensure that Directors have sufficient time to devote to their responsibilities on Popular's Board, Popular's Corporate Governance Guidelines establishes that Directors who also serve as CEOs of public companies should not serve on more than one public company board in addition to Popular's Board, and other directors should not serve on more than four public company boards in addition to Popular's Board. Also, members of the Audit Committee may not serve on more than three public company audit committees, including Popular's Audit Committee, without prior Board approval.

Shareholder's Ability to Call a Special Meeting of Shareholders

Popular's Amended and Restated By-laws provide shareholders holding at least 20% of the outstanding shares of common stock with the right to request a special meeting of shareholders.

Declassification of the Board of Directors

Commencing with the 2023 Annual Meeting of Shareholders, the Board of Directors will be completely declassified and all directors will be elected on an annual basis.

Board of Directors' Independence

Popular's Corporate Governance Guidelines provide that at least two-thirds of the Board shall consist of directors who the Board has determined have no material relationship with Popular and who are otherwise ''independent'' under the director independence standards of NASDAQ. The Board, with the assistance of the Corporate Governance and Nominating Committee, conducts an annual review of any relevant relationships that each director may have with Popular and whether each director meets the independence standards of NASDAQ. The Board has determined that all of its directors and nominees, except for Mr. Carrión, who is our former CEO and Executive Chairman, and Mr. Alvarez, who is our current President & CEO, meet the independence standards of NASDAQ.

As part of the process to determine director independence, the Board considered payments made by Popular in the ordinary course of business to various entities related to Ms. Ferré in connection with advertising activities of Popular and its affiliates. In the case of Mr. Carrady, it also considered payments made and received by Popular in the ordinary course of business in connection with property lease transactions with entities related to him. None of the payments made to the entities related to Ms. Ferré or entities related to Mr. Carrady were for the provision of professional or other services by a professional services firm. Applying the independence standards of NASDAQ, the Board determined that these business relationships are not material and do not impair the ability of either Ms. Ferré or Mr. Carrady to act independently.



83.3% **INDEPENDENT DIRECTORS**

Under the director independence standards of NASDAQ

Board Leadership

Each year, the Board evaluates whether Popular's leadership structure is in the best interest of Popular. The Board does not have a policy on whether the Chairman and CEO positions should be separate or combined. Currently, Mr. Carrión serves as the Chairman of the Board of Directors and Mr. Alvarez serves as President and CEO of Popular. The Board could in the future decide to consolidate these positions if it determines that doing so would serve the best interests of Popular.

The Board believes that the present structure provides Popular and the Board with strong and objective leadership, effective engagement with and oversight of management, and continuity of experience. As a highly regulated financial services provider, Popular and our shareholders benefit from having a Chairman with deep experience in, and leadership in and knowledge of, the financial services industry, our company, its businesses, and our markets.

The independent members of the Board elect amongst themselves a Lead Independent Director, a position occupied by Mr. Diercksen since January 2020. Popular's Corporate Governance Guidelines require the designation of a Lead Independent Director when the Chairman of the Board is not an independent director. The Corporate Governance Guidelines provide that the Lead Independent Director has the following responsibilities:

Lead Independent Director Responsibilities

✓ Be available for consultation and direct communication upon request of major shareholders.

✓ Have authority to call meetings of independent directors and preside over executive sessions of the independent directors.

✓ Act as liaison between the independent directors and the Chairman.

✓ Assist the other independent directors by ensuring that independent directors have adequate opportunities to meet in executive sessions and communicate to the Chairman, as appropriate, the results of such sessions and other private discussions among outside directors.

✓ Assist the Chairman and the remainder of the Board in assuming effective corporate governance in managing the affairs of the Board.

✓ Serve as the contact person to facilitate communications requested by major shareholders with independent members of the Board.

✓ Approve, in collaboration with the Chairman, meeting agendas and information sent to the Board.

✓ Approve, in collaboration with the Chairman, meeting schedules to assure that there is sufficient time for discussion of all agenda items.

✓ Serve temporarily as Chairman of the Board and the Board's spokesperson if the Chairman is unable to act.

✓ Interview Board candidates.

✓ Recommend to the Corporate Governance and Nominating Committee nominees to Board committees and sub-committees as may come to the Lead Independent Director's attention.

✓ Ensure the Board works as a cohesive team.

✓ Preside over all meetings of the Board at which the Chairman is not present.

✓ Make such recommendations to the Board as the Lead Independent Director may deem appropriate for the retention of consultants who will report to the Board.

✓ Retain consultants, with the approval of the Board, as the Lead Independent Director and the Board deem appropriate.

Board Meetings and Executive Sessions

The Board met 11 times during 2021. Each director attended 94% or more meetings of the Board and the meetings of committees of the Board on which each such director served. Directors also are kept informed of our business through meetings and direct communications with the Chairman and the CEO regarding matters of interest to Popular and our shareholders. While Popular has not adopted a formal policy with respect to directors' attendance at the meetings of shareholders, Popular encourages directors to attend all meetings of shareholders. All of our directors attended the 2021 annual meeting of shareholders. The Corporate Governance Guidelines provide that the independent directors will meet in executive sessions once every in-person regularly scheduled Board meeting. During 2021, the independent directors met in executive sessions without Popular's management at each regularly scheduled Board meeting.

Board Evaluation Process

Our Board conducts an annual self-assessment that is intended to determine whether the Board, its committees and each individual director are functioning effectively and provide them with the opportunity to evaluate, reflect and improve processes, performance and effectiveness. As part of such assessment, each director completes a written questionnaire that is designed to gather suggestions for improving Board effectiveness and solicit feedback on a wide range of issues, including, among others:

- ✔ Board and Committee composition, structure and operations;
- ✔ Board dynamics, culture and standards of conduct;
- ✔ Adequacy of management provided materials and information;
- ✔ Access to management; and
- ✔ Board effectiveness and accountability.

Each of the five standing committees of the Board is also required to conduct its its own written annual self-assessment, which generally evaluates matters such as: (i) responsibilities and organization of the committee, including adequacy of its charter; (ii) operations of the committee; (iii) adequacy of meeting materials and information provided; and (iv) assessment of the committee's performance, among others. Each director also participates in an individual director self-assessment where directors evaluate their own performance and effectiveness and identify areas for improvement.

The Corporate Governance and Nominating Committee oversees the annual self-evaluation process with the input from the Chairman and the Lead Independent Director. Responses to the Board and committee self-assessments, including written comments, are tabulated to show trends compared to prior years.

Responses are not attributed to individual directors in order to promote openness, discussion and collegiality. The Board and Committee self-assessment results are discussed in the Corporate Governance and Nominating Committee, and the Chair of the Corporate Governance and Nominating Committee leads the discussion with the full Board. The committee self-assessment results are also discussed at each committee, followed by a discussion of the results with the full Board led by each Committee Chair. The results of the individual director self-assessments are shared with the Chairman and Lead Independent Director which then engages on one-on-one conversations with the individual directors to obtain their assessment and provide feedback, as needed. Following the discussions of the results of the evaluations, appropriate actions plans are developed and executed in partnership with management.

The Corporate Governance and Nominating Committee annually discusses the format and process to be used to carry out the Board, committee and individual director self-assessment as well as potential enhancements to the process. Our Corporate Governance Guidelines provide that the Corporate Governance and Nominating Committee shall retain, at least every three years, an independent consultant to facilitate the Board's performance evaluation.

In 2021, our Board engaged an independent third-party provider to conduct the Board's annual self-assessment process. The self-assessment process consisted of the evaluation of the Board and each of its committees through questionnaires and interviews with each of the directors and individual director evaluations performed through each director's own self-evaluation and a peer-review exercise and the self-evaluation of the directors. The following summarizes the Board's self-assessment process performed during 2021:



Framework	Evaluations and Interviews	Analysis	Feedback	Action
The Corporate Governance and Nominating Committee engaged an independent consultant and established the scope, process and framework for the Board, Committee and director evaluations.	Directors and certain members of management completed written questionnaires and participated on one-on-one confidential interviews with the independent consultant.	The findings obtained from the questionnaires and interviews were collected and analyzed by the independent consultant and aggregated into a report with a summary of the results.	The results of the evaluation were provided and discussed with the Board and Committees. Directors received one-on-one feedback based on the peer-review exercise.	The Board and Committees considered and agreed on next steps to implement recommendations, as appropriate. The Board and Committees monitor progress of agreed upon actions.

Director Continuing Education

Director continuing education enhances the skills and knowledge necessary to fulfill director responsibilities. Popular provides an orientation process for new directors, including background material on Popular, its business and strategic plan, risk profile and meetings with senior management. Periodically, we also provide in-boardroom educational sessions to all directors on emerging issues and matters relevant to the Corporation. Additionally, we encourage directors to participate in external continuing director education programs. To assist the Board in remaining current with its duties, committee responsibilities and the many important developments impacting our business, Popular participates in the National Association of Corporate Directors' (NACD) Continuing Education Program. This program offers our directors access to a wide range of in-person, peer-based and webinar educational programs on a variety of topics, including, strategic oversight, corporate governance, committee duties, succession planning, cyber and information security, board leadership and industry developments.

Succession Planning

Popular's Board recognizes that one of its most important duties is to ensure senior leadership continuity by overseeing the development of executive talent and planning for the efficient succession of the CEO and other executive officers. The Board has delegated primary responsibility for succession planning to the Talent and Compensation Committee. The Talent and Compensation Committee reviews annually a management succession plan, developed by the CEO, and reports annually to the Board on the management succession plan. The principal components of this plan are: (i) a proposed plan for emergency CEO succession, (ii) a proposed plan for CEO succession in the ordinary course of business, and (iii) the CEO's plan for management succession for the other policy-making officers of Popular. The succession plan includes an assessment of the experience, performance, skills and planned career paths for possible candidates within the senior management team. Development initiatives supporting the succession plan include job enhancements and rotations, the Popular Leadership Academy, specialized external trainings and competency assessments.

Hedging and Pledging Policy

Our Corporate Governance Guidelines prohibit executive officers and directors of Popular from engaging in hedging or monetization transactions with respect to Popular's securities. Such prohibited transactions include, but are not limited to, zero-cost collars, equity swaps, and forward sale contracts since they are considered speculative as they allow the shareholder to lock in the value of his or her stock holdings, often in exchange for all or part of the potential for upside appreciation in the stock. This allows the holder to continue to own the underlying securities without the full rewards and risks of ownership. In addition, pledging of Popular's securities, including restricted stock and restricted stock units granted as compensation, by executive officers and directors is also prohibited under the Corporate Governance Guidelines. This prohibition includes securities pledged as collateral for margin accounts, as well as securities pledged as collateral for loans.

Corporate Responsibility and Sustainability

At Popular, we believe that responsible banking plays an essential role in the wellbeing of the communities we serve. During 2021, Popular remained steadfast in our commitment to excellence in the execution of our business strategy. It is through our business practices that we have the greatest positive impact in the lives of our customers, colleagues, communities, and shareholders.

To provide all our stakeholders with relevant and reliable information on our commitment to sustainability, in 2021, we formally aligned our sustainability reporting with the international reporting standards from the Sustainability Accounting Standards Board (SASB) and the Global Reporting Initiative (GRI).

The 2021 Corporate Sustainability Report will be published in the second quarter of 2022 to highlight our goals and progress in all our ESG areas. To learn more about Popular's commitment to sustainability, please visit https://www.popular.com/en/corporate-sustainability/. The information contained in our Corporate Sustainability Reports and on our website is not incorporated by reference in this Proxy Statement or considered to be a part of this document.

ESG Vision

Since our founding, doing what is right has been an integral part of who we are. Today, Popular continues to seek to be an active partner in the creation of a more sustainable and prosperous world for future generations – through our core service offerings and in the way we operate.

COMMUNITY

We strive to improve the social and economic well-being of our employees, customers and communities.
- Practicing inclusive banking
- Leveraging technology to increase access to financial services
- Providing robust financial education
- Accelerating entrepreneurship
- Creating opportunities through youth education



2021 HIGHLIGHTS
- Our two banking subsidiaries were approved to offer Bank On certified accounts recognizing Popular's efforts towards increased access to banking.
- Participated in the second round of the SBA PPP, funding an additional $677 million in loans and reaching a program total of $2.1 billion.
- Launched digital solutions to streamline the credit card and small business loan applications.
- Awarded $5.5 million in corporate donations throughout Puerto Rico, the mainland United States and the Virgin Islands.
- Granted another $5.5 million in donations through our foundations in Puerto Rico and the mainland United States.
- Committed $500,000 to combat gender violence in Puerto Rico.

ENVIRONMENT

We endeavor to create a more sustainable future.
- Reducing the environmental impact of our operations
- Actively promoting sustainable finance
- Bolstering the resilience of our communities and employees and aiding them when disaster strikes
- Taking ESG impacts into consideration in lending processes



2021 HIGHLIGHTS
- Trained our commercial credit officers on the integration of ESG considerations within the credit analysis process.
- Launched a new product for individuals to finance residential photovoltaic energy systems.
- Recycled over 1,060 tons of paper.
- Commissioned a Greenhouse Gas (GHG) inventory with the aim of reducing our carbon footprint.
- Completed the combined heat and power generation in one of our buildings located in Puerto Rico, fueled mainly by renewable liquid natural gas produced in local landfills.
- Provided, through our foundation in Puerto Rico, $118,000 in emergency relief funds to victims of the 2021 earthquake in Haiti.

OUR PEOPLE

We aim to be a great place to work.
- Building a performance-based culture that values diversity and inclusion
- Fostering transparency and accountability
- Investing in talent development and career advancement opportunities
- Promoting employee wellness
- Encouraging employee engagement and volunteerism



2021 HIGHLIGHTS
- Popular was included in Bloomberg's Gender Equality Index and recognized as a Great Place to Work® for Women in Central America and the Caribbean.
- Announced increases in minimum base salaries in all our markets, beginning in 2022.
- Launched the first Employee Resource Group for the LGBTQ+ community and its allies.
- 66% of Popular's workforce is female.
- 63% of Popular's supervisory and managerial positions and 30% of executive positions are held by women.
- 74% of Popular's workforce in Puerto Rico and 63% in the U.S. made voluntary monetary contributions to Popular's foundations through recurring payroll deductions.
- Approximately $846,000: amount donated to our foundations by Popular employees in Puerto Rico and the mainland United States.

Code of Ethics

The Board has adopted a Code of Ethics to be followed by Popular's employees, officers and directors to achieve conduct that reflects our ethical principles. Directors, NEOs, other executive officers and employees are required to read and comply with the Code of Ethics. Popular requires that all new employees take Code of Ethics training shortly after their start date and also provides periodic Code of Ethics training to all employees. All employees must certify annually that they have read the Code of Ethics and complete, among others, a Declaration on Code of Ethics and Possible Conflicts of Interest. In addition, suppliers, including vendors, service providers, consultants and contractors, among others, are subject to the Code of Ethics for Popular Suppliers.

Overall responsibility for interpreting and applying the Code of Ethics rests with the Corporate Ethics Officer, whose work is overseen by Popular's Chief Legal Officer and the Board. At least once a year, the Corporate Ethics Officer reports to the Board on the status of the Code of Ethics, ethics training and other ethics-related matters. Our Board of Directors plays an essential oversight role over ethics related matters of the Corporation, by among others:

• modeling ethical standards by focusing on the character, integrity, and qualifications of its members and that of the senior management of the Corporation;

• overseeing management's identification, monitoring and control of internal risks, including compliance with the Code of Ethics; and

• overseeing and managing violations to the Code of Ethics.

The Code of Ethics provides that any waivers of its terms granted to NEOs, other executive officers or directors may be made only by the independent members of the Board. Any such waivers must be promptly disclosed to the shareholders.

During 2021, Popular did not receive or grant any request from directors, NEOs or other executive officers for waivers under the provisions of the Code of Ethics. The Code of Ethics was last revised on September 29, 2021 and is available on the Corporate Governance section of Popular's website at www.popular.com/en/investor-relations/. Popular posts on its website any amendments to the Code of Ethics and any waivers granted to the President and CEO, the CFO, the Corporate Comptroller or directors.

Popular expects employees to report behavior that concerns them or that may represent a violation of the Code of Ethics. Popular offers several channels by which employees may raise an issue or concern, including any actual or potential violations of the Code of Ethics. One such method is EthicsPoint, a website and telephone hotline that is available 24/7. EthicsPoint reports can be submitted anonymously.

Committees of the Board

The Board has five standing Committees: an Audit Committee, a Corporate Governance and Nominating Committee, a Risk Management Committee, a Talent and Compensation Committee and a Technology Committee. All committees operate under written charters which are posted on our website under the heading "Corporate Governance" at www.popular.com/en/investor-relations. Highlighted below are some of the key responsibilities of each committee as well as information about committee members and their independence, number of meetings in 2021 and last charter revision date, among others. For additional information on the role of certain of the standing committees in connection with risk oversight, please see the "Board Oversight of Risk Management" section of this Proxy Statement.

Audit Committee

10 Meetings in 2021	Members	Independence	Charter Last Revised
8 were devoted to the discussion of earnings releases, Form 10-K and Form 10-Q filings.	John W. Diercksen (Chair) Alejandro M. Ballester C. Kim Goodwin José R. Rodríguez Carlos A. Unanue	Each member of the committee is independent	December 10, 2021

Audit Committee Financial Experts

Mr. Diercksen, Ms. Goodwin and Mr. Rodríguez are Audit Committee Financial Experts as defined by SEC rules.

Primary Responsibilities

Assists the Board in its oversight of:

• the outside auditors' qualifications, independence and performance;

• the performance of Popular's internal audit function;

- the integrity of Popular's financial statements, including overseeing the accounting and financial processes, principles and policies, the effectiveness of internal controls over financial reporting and the audits of the financial statements; and

- compliance with legal and regulatory requirements.

In addition, the Audit Committee issues a report, as required by the U.S. Securities and Exchange Commission (the ''SEC'') rules, for inclusion in Popular's annual proxy statement. The Audit Committee was established in accordance with the requirements of the Securities Exchange Act of 1934.

Corporate Governance and Nominating Committee

5 Meetings in 2021	Members	Independence	Charter Last Revised
	Alejandro M. Ballester (Chair) Joaquín E. Bacardí, III John W. Diercksen Maria Luisa Ferré Myrna M. Soto	Each member of the committee is independent	January 26, 2022

Primary Responsibilities

The Corporate Governance and Nominating Committee is responsible for:

- exercising general oversight with respect to the governance of the Board;

- identifying and recommending individuals qualified to become Board members and recommending director nominees and committee members to the Board;

- reviewing and reporting to the Board on matters of corporate governance and developing and recommending to the Board a set of corporate governance principles applicable to Popular;

- leading the Board and assisting its committees in the annual evaluation of the performance of the Board, its committees and the individual directors;

- recommending to the Board the form and amount of compensation for Popular's directors; and

- overseeing the Corporation's sustainability and social responsibility strategy, priorities and reporting practices, including environmental, social and governance (ESG) and public matters that may impact the Corporation, its shareholders, employees, customers and the communities in which the Corporation operates.

Risk Management Committee

10 Meetings in 2021	Members	Independence	Charter Last Revised
	C. Kim Goodwin (Chair) Joaquín E. Bacardí, III Robert Carrady John W. Diercksen José R. Rodríguez Myrna M. Soto	Each member of the committee is independent	February 23, 2022

Primary Responsibilities

Assists the Board in its oversight of:

- Popular's enterprise-wide risk management program, practices and framework;

- the monitoring, review and approval of the policies and procedures that measure, limit and manage Popular's main risks, including operational, liquidity, interest rate, market, legal, compliance, climate-change and credit risks;

- senior management's activities with respect to capital management, including the development of Popular's annual capital plan; and

- Popular's technology, information security and cybersecurity matters, strategies and programs.

Talent and Compensation Committee

5 Meetings in 2021	**Members** María Luisa Ferré (Chair) Robert Carrady Betty DeVita John W. Diercksen Carlos A. Unanue	**Independence** Each member of the committee is independent	**Charter Last Revised** December 10, 2021

Primary Responsibilities

Discharges the Board's responsibilities, subject to review by the full Board, relating to:

- the compensation of Popular's CEO and all other executive officers;
- the adoption of policies that govern Popular's compensation and benefits programs;
- overseeing plans for executive officer development and succession;
- reviewing and advising management regarding the Corporation's human capital strategies, practices and initiatives, including matters related to culture, talent development, diversity, equity (including pay equity) and inclusion;
- overseeing, in consultation with management, compliance with federal, state and local laws as they affect compensation matters;
- considering, in consultation with the Chief Risk Officer, whether the incentives and risks arising from the compensation plans for all employees are reasonably likely to have a material adverse effect on Popular and taking necessary actions to limit any risks identified as a result of the risk-related reviews; and
- reviewing and discussing with management the "Compensation Discussion and Analysis" section in Popular's annual proxy statement in compliance with applicable law, rules and regulations.

Talent and Compensation Committee Interlocks and Insider Participation:

None of the members of the Talent and Compensation Committee is or has been an officer or employee of Popular. In addition, none of our executive officers is, or was during 2021, a member of the board of directors or compensation committee (or other committee serving an equivalent function) of another company that has, or had during 2021, an executive officer serving as a member of our Talent and Compensation Committee. Other than as disclosed in the "Certain Relationships and Transactions" section of this Proxy Statement, none of the members of the Compensation Committee had any relationship with Popular requiring disclosure under Item 404 of Regulation S-K.

Technology Committee

6 Meetings in 2021	**Members** Richard L. Carrión (Chair) Betty DeVita John W. Diercksen C. Kim Goodwin Myrna M. Soto	**Independence** All members of the Committee are independent, except for Mr. Carrión	**Charter Last Revised** September 29, 2021

Primary Responsibilities

Discharges the Board's responsibilities, subject to review by the full Board, relating to:

- overseeing the development and implementation of the Corporation's technology planning, strategy and major initiatives, as well as the Corporation's technology functions, operations and needs;
- overseeing and reviewing Popular's major technology related transactions, acquisitions, investments, projects and architecture decisions, including the financial, customer and strategic benefits thereof;
- monitoring the risks associated with major technology vendor relationships;
- overseeing Popular's plans and activities relevant to technology innovation; and
- reviewing and receiving reports from management and third parties regarding current and emerging technology trends.

Membership in Board Committees

	Audit	Corporate Governance & Nominating	Risk Management	Talent & Compensation	Technology
CLASS 1					
Alejandro M. Ballester	M	C			
Richard L. Carrión					C
Betty DeVita				M	M
Carlos A. Unanue	M			M	
CLASS 2					
Joaquín E. Bacardí, III		M	M		
Robert Carrady			M	M	
John W. Diercksen	C, F	M	M	M	M
Myrna M. Soto		M	R		M
CLASS 3					
Ignacio Alvarez					
María Luisa Ferré		M		C	
C. Kim Goodwin	F		C, R		M
José R. Rodríguez	F		M		

C   Committee Chairperson
F   Audit Committee Financial Expert and Committee Member
M   Member
R   Risk Management Expert and Committee Member

Board Oversight of Risk Management

While management has primary responsibility for managing risk, the Board has a significant role in the risk oversight of Popular. The Board performs its risk oversight functions directly and through several Board committees, each of which oversees the management of risks that fall within its areas of responsibility, as described below. In discharging their responsibilities, Board committees have full access to management and independent advisors as they deem necessary or appropriate. Whenever it is deemed appropriate, management gives presentations to the full Board in connection with specific risks, such as those related to compliance, cybersecurity and information security, among others. The principal roles and responsibilities of the Board committees in the oversight of risk management are described next.

Audit Committee

Risk Oversight Responsibilities:

- Oversee accounting and financial reporting principles and policies, internal controls and procedures and controls over financial reporting.
- Review reports from management, independent auditors, internal auditors, compliance group, legal counsel, regulators and outside experts, as considered appropriate, that include risks Popular faces and Popular's risk management function.
- Evaluate and approve the annual risk assessment of the Internal Audit Division, which identifies the areas to be included in the annual audit plan.
- After each meeting, report to the full Board regarding its activities.

Talent and Compensation Committee

Risk Oversight Responsibilities:

- Establish Popular's executive compensation and other incentive-based compensation programs, taking into account the risks to Popular that such programs may pose.
- Evaluate, in consultation with the Chief Risk Officer, whether the incentives and risks arising from Popular's compensation plans for all employees are likely to have a material adverse effect on Popular.
- Take such action as the Committee deems necessary to limit any risks identified as a result of the risk-related reviews.
- After each meeting, report to the full Board regarding its activities.

Corporate Governance and Nominating Committee

Risk Oversight Responsibilities:

- Provide oversight to risks related to the composition and structure of the Board and its committees, including the selection and nomination of the members of the Board.
- Review, approve and oversee the Corporation's corporate governance practices.
- Oversee the Corporation's approach to environmental, social and governance (ESG) matters and how the Corporation advances sustainability in its business and operations.
- After each meeting, report to the full Board regarding its activities.

Risk Management Committee

Risk Oversight Responsibilities:

- Review, approve and oversee management's implementation of Popular's risk management program and related policies, procedures and controls to measure, limit and manage Popular's risks, including operational, liquidity, interest rate, market, legal, compliance, climate change and credit risks, while taking into consideration their alignment with Popular's strategic and capital plans.
- Oversee the Corporation's activities with respect to capital management, including overseeing the development of the annual capital plan of the Corporation.
- Review and discuss with management Popular's major financial risk exposures and the steps taken by management to monitor and control such exposures.
- Oversee Popular's cybersecurity and information security strategy and preparedness.
- Review and receive reports on selected risk topics as management or the committee may deem appropriate.

Technology Committee

Risk Oversight Responsibilities:

- Provide oversight with respect to risks related to the development and implementation of Popular's technology planning, strategy and initiatives, as well as Popular's technology functions, operations and needs.
- Assess the risks associated with major technology related transactions, acquisitions, investments and projects.
- Monitor the risks associated with major technology vendor relationships.
- After each meeting, report to the full Board regarding its activities.

Nomination of Directors

The Corporate Governance and Nominating Committee Charter provides that, in nominating candidates, the Committee will take into consideration such factors as it deems appropriate, which may include judgment, skill, diversity, experience with business and other organizations, the interplay of the candidate's experience with the experience of the existing Board members, and the extent to which the candidate would be a desirable addition to the Board and any committees of the Board.

The Corporate Governance and Nominating Committee will consider candidates for director who are recommended by its members, by other Board members, by management, by shareholders, by contacts in the communities we serve, and by third-party search firms. The Corporate Governance and Nominating Committee has the authority to engage a third-party search firm or consultant to identify and provide information on potential candidates for review, based on the criteria described in this section.

There are no differences in the manner in which the Corporate Governance and Nominating Committee will evaluate nominees for director in the event the nominee is recommended by a shareholder.

Shareholders who wish to submit nominees for director for consideration by the Corporate Governance and Nominating Committee for election at Popular's 2023 annual meeting of shareholders may do so as set forth under ''General Information About the Meeting—Shareholder Proposals.''

There were no nominees for director recommended by shareholders for consideration by the Corporate Governance and Nominating Committee for election at the 2022 annual meeting of shareholders.

Under Popular's Corporate Governance Guidelines, the Board should, based on the recommendations of the Corporate Governance and Nominating Committee, select nominees for the position of independent director by considering the criteria outlined below.

Criteria For Nomination

✓ Personal qualities and characteristics, accomplishments and reputation in the business community.

✓ Current knowledge and contacts in the communities in which Popular does business and in Popular's industry or other industries relevant to Popular's business.

✓ Ability and willingness to commit adequate time to Board and committee matters.

✓ The fit of the individual's skills and personality with those of other directors and potential directors in building a Board that is effective, collegial and responsive to the needs of Popular.

✓ Diversity of viewpoints, background, experience, gender, race, ethnicity and other demographics.

Board Diversity, Experience and Skills

In August 2021, the SEC adopted Nasdaq's proposal that requires listed companies to provide diversity statistical information about their boards of directors, in the form of the table below. The following table summarizes certain self-identified demographic characteristics of our directors, in accordance with Nasdaq Listing Rules 5605(f) and 5606. Each term used in the table has the meaning given to it in the Nasdaq Listing Rules and related instructions.

Board Diversity Matrix
As of March 30, 2022

TOTAL NUMBER OF DIRECTORS		12		
	Female	Male	Non Binary	Did Not Disclose Gender
Part I: Gender Identity				
Directors	4	8		
Part II: Demographic Background				
African American or Black	1			
Alaskan Native or Native American				
Asian				
Hispanic or Latinx	2	6		
Native Hawaiian or Pacific Islander				
White	1	6		
Two or More Races or Ethnicities		4		
LGBTQ+		1		
Did Not Disclose Demographic Background				

The Corporate Governance and Nominating Committee does not have a specific diversity policy with respect to the director nomination process. Rather, the Committee considers diversity in the broader sense of how a candidate's viewpoints, experience, skills, background, gender, race, ethnicity and other demographics could assist the Board in light of the Board's composition at the time. The Board believes that each director contributes to the overall diversity by providing a variety of personal and professional experiences and backgrounds. The Board is committed in considering the diversity of its members when evaluating its composition. As shown below, the current directors and nominees reflect a broad diversity of gender, race, ethnicity, background, skills and experiences.

	Carrión	Álvarez	Bacardí	Ballester	Carrady	DeVita	Diercksen	Ferré	Goodwin	Rodríguez	Soto	Unanue
DIRECTORS' EXPERIENCE AND SKILLS												
International Business Experience	●		●	●	●	●	●	●	●	●	●	●
Technology, Information Security and/or Cybersecurity	●					●			●		●	
Business Operation Experience	●	●	●	●	●	●	●	●	●	●	●	●
Senior Management & Leadership Experience	●	●	●	●	●	●	●	●	●	●	●	●
Public Company Knowledge	●	●				●	●	●	●	●	●	
Audit and Risk Oversight Experience	●	●				●	●	●	●	●		
Financial Services, Investment and M&A	●	●				●	●		●	●		
Understanding Popular's Main Geographic Markets	●	●	●	●	●			●		●		●
GENDER DIVERSITY												
Female						●		●	●		●	
Male	●	●	●	●	●		●			●		●
Non-Binary												
Did not disclose												
DEMOGRAPHIC BACKGROUND												
African American or Black									●			
Alaskan Native or Native American												
Asian												
Hispanic or Latino	●	●	●	●				●		●	●	●
Native Hawaiian or Pacific Islander												
White	●		●		●	●	●			●		●
Two or More Races or Ethnicities	●		●							●		●
LGBTQ+											●	
Did not disclose												

Communication with the Board

Any shareholder who desires to contact the Board or any of its members may do so by writing to:

Popular, Inc., Board of Directors (751),
P.O. Box 362708, San Juan, PR 00936-2708

Alternatively, a shareholder may contact the Audit Committee or any of its members telephonically by calling the toll-free number (866) 737-6813 or electronically through **www.popular.com/ethicspoint-en.**

Popular's Corporate Secretary reviews all correspondence addressed to the Board or any of its members and provides the Board with copies of all communications that deal with the functions of the Board or its committees, or that otherwise require Board attention. Communications received by the Audit Committee that are not related to accounting or auditing matters may, in its discretion, be forwarded by the Audit Committee or any of its members to other committees of the Board or to Popular's management for review.

Where to Find More Information on Governance

Popular maintains a corporate governance section on its website at www.popular.com/en/investor-relations/ where investors may find copies of our principal governance documents. The corporate governance section of Popular's website contains, among others, the following documents:

- ✓ Code of Ethics
- ✓ Code of Ethics for Popular Suppliers
- ✓ Audit Committee Charter
- ✓ Corporate Governance and Nominating Committee Charter
- ✓ Talent and Compensation Committee Charter
- ✓ Technology Committee Charter
- ✓ Risk Management Committee Charter
- ✓ Corporate Governance Guidelines
- ✓ Insider Trading Policy
- ✓ Corporate Sustainability Report

Directors and Executive Officers

Nominees for Election as Directors and Other Directors

Information relating to director's participation in Popular's committees, age, principal occupation, business experience during the past five years (including positions held with Popular or its subsidiaries and the period during which each director has served in such capacity), directorships and qualifications is set forth below. All of Popular's directors are also directors of the following subsidiaries of Popular: Banco Popular de Puerto Rico ("BPPR"), Popular North America, Inc. and Popular Bank.

CORPORATE GOVERNANCE

NOMINEES FOR ELECTION - CLASS 1 DIRECTORS (TERMS EXPIRING 2022)



Alejandro M. Ballester

President, Ballester Hermanos, Inc.
Independent
Director Since 2010
Age 55

Expertise & Skills



Background

President of Ballester Hermanos, Inc., a major food and beverage distributor in Puerto Rico, since 2007. In 2009 served as Member of the Board of Directors of the Government Development Bank for Puerto Rico.

Qualifications

Mr. Ballester has a comprehensive understanding of Puerto Rico's consumer products and distribution industries acquired through over 31 years of experience at Ballester Hermanos, Inc., a privately-owned business dedicated to the importation and distribution of grocery products, as well as beer, liquors and wine for the retail and food service trade in Puerto Rico. As of December 31, 2021, Ballester Hermanos had approximately $125 million in assets and annual revenues of approximately $410 million. Mr. Ballester is familiar with the challenges faced by family-owned businesses, which constitute an important market segment for Popular's commercial banking units. He has proven to be a successful entrepreneur establishing the food service division of Ballester Hermanos in 1999, which today accounts for 36% of the firm's revenues. During 2009, he was a director of the Government Development Bank for Puerto Rico and member of its audit and investment committees where he obtained experience in overseeing a variety of fiscal issues related to various government agencies, instrumentalities and municipalities. The experience, skills and understanding of the Puerto Rico economy and government financial condition acquired by Mr. Ballester have been of great value to the Board.

Committees

Corporate Governance & Nominating (Chair)
Audit



INTERNATIONAL BUSINESS EXPERIENCE



TECHNOLOGY, INFORMATION SECURITY AND/OR CYBERSECURITY



BUSINESS OPERATION EXPERIENCE



SENIOR MANAGEMENT & LEADERSHIP EXPERIENCE



PUBLIC COMPANY KNOWLEDGE



AUDIT AND RISK OVERSIGHT EXPERIENCE



FINANCIAL SERVICES, INVESTMENT AND M&A



UNDERSTANDING OF POPULAR'S MAIN GEOGRAPHIC MARKETS



Richard L. Carrión

Chairman of the Board of Directors, Popular, Inc.
Director Since 1991
Age 69

Expertise & Skills



Background

Chairman of Popular since 1993 and Executive Chairman from July 2017 to July 2019. CEO of Popular from 1994 to June 2017 and President from 1991 to January 2009 and from May 2010 to September 2014. Executive Chairman of BPPR from July 2017 to July 2019, Chairman since 1993 and CEO from 1989 to June 2017. President of BPPR from 1985 to 2004 and from May 2010 to September 2014. Executive Chairman of Popular Bank from July 2017 to July 2019 and Chairman since 1998. Chairman of Popular North America, Inc. and other direct and indirect wholly-owned subsidiaries of Popular and CEO until 2017. Director of the Federal Reserve Bank of New York from January 2008 to December 2015. Chairman of the Board of Trustees of Fundación Banco Popular, Inc. since 1991. Chairman and Director of Popular Foundation, Inc. since 2005. Member of the Board of Directors of Verizon Communications, Inc. from 1995 to May 2019. Member of the International Olympic Committee since 1990 and Chairman of the International Olympic Committee Finance Commission from 2002 to 2013. Managing Member of RCA3 Investments, LLC, an entity engaged in financial consulting since October 2017. Chairman of the Board of Vall Banc, an Andorra-based bank, from October 2017 to February 2022. Member of the Supervisory Board of NIBC Holdings N.V., a commercial bank in the Netherlands, from September 2017 to February 2021. Member of the Board of Directors of First Bank, an entity engaged in banking in Romania, since November 2018.

Qualifications

Mr. Carrión's 45 years of banking experience, over 33 years heading Popular, give him a unique level of knowledge of the Puerto Rico financial system. Mr. Carrión is a well-recognized leader with a vast knowledge of the Puerto Rico economy, and is actively involved in major efforts impacting the local economy. His knowledge of the financial industry led him to become a director of the Federal Reserve Bank of New York for eight years.

Committees

Technology (Chair)



Betty DeVita

Chief Business Officer, FinConecta
Independent
Director Since 2021
Age 61

Expertise & Skills



Background
Chief Business Officer and member of the Board of Directors of FinConecta, a privately held global technology company focused on the digitalization of finance and open banking, since February 2019. Chief Commercial Officer of Digital Payments & Labs at Mastercard Worldwide where she oversaw the company's research, development, and deployment of payment innovations across a wide range of global markets, from May 2015 to February 2019. President of Mastercard Canada, Inc., from September 2010 to April 2015. Before joining MasterCard, Mrs. DeVita held various positions of increasing responsibility at Citigroup, Inc. from 1981 to 2010, including leadership roles in North America, Latin America, and Korea, culminating in her position as Chairman and CEO of Citibank Canada Inc. Member of the Boards of Directors of Molson Coors Brewing Co., a publicly traded brewing company, from May 2016 to May 2020.

Qualifications
Ms. DeVita's has over 40 years of experience in the banking and payments industry, including as a well-recognized leader integrating technology and digital solutions to financial services. Her extensive senior leadership experience and her deep understanding of the role of technology in the financial services industry is of great value to our Board.

Committees
Talent and Compensation
Technology

Other Current Public Company Boards
Home Capital Group Inc. (since November 2021)



Carlos A. Unanue

President, Goya de Puerto Rico, Inc.
Independent
Director Since 2010
Age 58

Expertise & Skills



Background
President of Goya de Puerto Rico, Inc. since 2003 and of Goya Santo Domingo, S.A. since 1994, food processors and distributors.

Qualifications
Mr. Unanue has 35 years of experience at Goya Foods, Inc., a privately-held family business with operations in the United States, Puerto Rico, Spain and the Dominican Republic that is dedicated to the sale, marketing and distribution of Hispanic food, as well as to the food processing and canned food manufacturing business. Through his work with Goya Foods, Mr. Unanue has developed a profound understanding of Popular's two main markets, Puerto Rico and the United States. His experience in distribution, sales and marketing has provided him with the knowledge and experience to contribute to the development of Popular's business strategy, while his vast experience in management at various Goya entities has allowed him to make valuable contributions to the Board in its oversight functions.

Committees
Audit
Talent and Compensation



Joaquín E. Bacardí, III

President and Chairman, Edmundo B. Fernández, Inc.
Independent
Director Since 2013
Age 56

Expertise & Skills



Background

President, Chairman and majority shareholder of Edmundo B. Fernández, Inc., a privately held producer and distributor of rum since November 2017. Private investor since 2016. President and Chief Executive Officer of Bacardi Corporation, a privately held business and major producer and distributor of rum and other spirits, from April 2008 to April 2016.

Qualifications

On November 2017, Mr. Bacardí completed the acquisition of Edmundo B. Fernández, Inc., a 141 year old privately owned rum company. Mr. Bacardí has extensive experience in the development and implementation of international marketing, sales and distribution strategies acquired throughout more than 24 years at various Bacardi companies and 3 years as Product Manager of Nestlé of Puerto Rico. As President and Chief Executive Officer of Bacardí Corporation, Mr. Bacardí directed and managed all business operations with full profit and loss responsibilities and government relations for Bacardí in the Caribbean, Mexico, Central and South America. Prior to becoming President and Chief Executive Officer of Bacardi Corporation, Mr. Bacardí held positions in various Bacardí enterprises where, among other things, he was responsible for the development of all global communication strategies for Bacardí Limited's whisky portfolio, with total sales of approximately $400 million, and supervision of marketing for all Bacardi brands globally. Mr. Bacardí's vast experience in business operations in Puerto Rico and across various international markets, as well as his expertise in global communication strategies, have been of great benefit to the Board.

Committees

Corporate Governance & Nominating
Risk Management



Robert Carrady

President, Caribbean Cinemas
Independent
Director Since 2019
Age 66

Expertise & Skills



Background

President of Caribbean Cinemas, a family-owned business and the largest movie theater chain in the Caribbean, since 2006.

Qualifications

Mr. Carrady, as President of Caribbean Cinemas, has acquired extensive leadership and business operations experience by overseeing and managing a theater operation of approximately 570 cinema screens in 68 locations across Puerto Rico, the Dominican Republic and several other Caribbean islands, as well as in Guyana, Panama and Bolivia. His entrepreneurial skills have helped develop Caribbean Cinemas into the largest movie theater chain in the Caribbean and transformed the company, which today manages in-house the construction of new sites, theatre operations, film buying, food concessions, screen advertising, game room concessions and real estate leasing and management. Mr. Carrady's experience as a business leader and entrepreneur, as well as his thorough understanding of the Caribbean region, one of the markets where Popular operates, brings great value to our board.

Committees

Risk Management
Talent and Compensation



John W. Diercksen
Principal, Greycrest, LLC
Independent
Director Since 2013
Age 72
Lead Independent Director of Popular, Inc.

Expertise & Skills



Background
Principal of Greycrest, LLC, a privately-held financial and operational advisory services company, since October 2013. Chief Executive Officer of Beachfront Wireless LLC, a privately-held investment entity organized to participate in a Federal Communications Commission airwaves auction, from December 2015 to November 2016, when it was sold. Senior Advisor at Liontree Investment Advisors, an investment banking firm, since April 2014. Director of Harman International Industries, Incorporated, an audio and infotainment equipment company, from June 2013 to June 2017, when it was sold. Director of Cyxtera Technologies, Inc., an entity that provides data center security and analytics services, since May 2017, which became a publicly traded company in July 2021. Director of Intelsat, S. A., a provider of communications satellites, from September 2013 to February 2022.

Qualifications
Mr. Diercksen has 32 years of experience in the communications industry. From 2003 to 2013, he was an Executive Vice President of Verizon Communications, Inc., a global leader in delivering consumer, enterprise wireless and wire line services, as well as other communication services. At Verizon he was responsible for key strategic initiatives related to the review and assessment of potential mergers, acquisitions and divestitures and was instrumental in forging Verizon's strategy of technology investment and repositioning its assets. He possesses a vast experience in matters related to corporate strategy, mergers, acquisitions and divestitures, business development, venture investments, strategic alliances, joint ventures and strategic planning. Mr. Diercksen's extensive senior leadership experience, together with his financial and accounting expertise, position him well to advise the Board and senior management on a wide range of strategic and financial matters.

Committees
Audit (Chair & Financial Expert)
Corporate Governance & Nominating
Risk Management
Talent and Compensation
Technology

Other Current Public Company Boards
Cyxtera Technologies, Inc. (since July 2021)



Myrna M. Soto

Chief Executive Officer & Founder, Apogee Executive Advisors LLC

Independent
Director Since 2018
Age 53

Expertise & Skills



Background

Chief Executive Officer & Founder, Apogee Executive Advisors LLC, an advisory firm focused on providing strategic consulting in the areas of technology risk, cybersecurity, technology integrations and enterprise risk management, since June 2021. Chief Strategy and Trust Officer of Forcepoint, LLC, a global cybersecurity company, from June 2020 until May 2021. Chief Operating Officer of Digital Hands, LLC, a managed security service provider, from March 2019 until May 2020. Partner at ForgePoint Capital, a venture capital firm concentrating exclusively on cybersecurity related companies, from April 2018 to March 2019, when she assumed the role of Venture Advisor. Senior Vice President and Global Chief Information Security Officer of Comcast Corporation, a worldwide media and technology company, from September 2009 to April 2018. Vice President of Information Technology Governance and Chief Information Security Officer of MGM Resorts International, a global hospitality company, from 2005 until September 2009. Member of the Advisory Board of Ginger, an on-demand mental healthcare company, since March 2021.

Qualifications

Ms. Soto has over 31 years of information technology and security experience in a variety of industries, including financial services, hospitality, insurance, risk management, as well as gaming and entertainment. During her years in the information and cybersecurity field, she successfully managed global cybersecurity and technology risk programs at leading Fortune 500 companies. Ms. Soto's extensive experience in cybersecurity, as well as her experience as a business leader and as a member of several public company boards, brings an invaluable and unique perspective to our Board and helps ensure that the Corporation is well-positioned to meet the technology and cybersecurity needs of today's marketplace, a matter that becomes more critical each day.

Committees

Corporate Governance & Nominating
Risk Management (Risk Management Expert)
Technology

Other Current Public Company Boards

CMS Energy Corporation (since January 2015)
Spirit Airlines, Inc. (since March 2016)
TriNet Group, Inc. (since May 2021)



José R. Rodríguez

Chairman of the Board of Directors, CareMax, Inc.

Independent
Director Since 2021
Age 63

Expertise & Skills



Background

Certified public accountant since March 1984. Chairman of the Board of Directors of CareMax, Inc., since February 2022 and a director since June 2021. Audit partner at KPMG LLP from 1995 until his retirement in April 2021. For more than 25 years with KPMG, Mr. Rodríguez held diverse leadership positions, including Partner in Charge and Executive Director of KPMG's Audit Committee Institute from June 2016 to April 2021, member of KPMG US's Board of Directors from 2006 to 2011, including Ombudsman responsible for leading the firm's internal regulatory investigations. He also served as Chief Operating Officer for KPMG's Global Audit Practice from 2012 to September 2015 and Office Managing Partner for the firm's Global Service Center from 2013 to September 2015. Member of the board of the Latin Corporate Directors Association, Chair of the Board of Overseers of the University of Miami School of Business, member of the Advisory Board of Wake Forest University School of Business, and member of Marymount University's Board of Trustees.

Qualifications

Mr. Rodríguez has over 37 years of experience as a Certified Public Accountant and is a well-recognized leader in the field of accounting. His vast knowledge and expertise in accounting, auditing, and financial sectors, as well as his many roles as a trusted advisor brings an invaluable and essential perspective to our Board. Mr. Rodríguez is NACD (National Association of Corporate Directors) Directorship Certified™.

Committees

Audit (Financial Expert)
Risk Management

Other Current Public Company Boards

CareMax, Inc. (since June 2021)
Primoris Services Corporation (since May 2021)



Ignacio Alvarez

President & Chief Executive Officer, Popular, Inc.
Director Since 2017
Age 63

Expertise & Skills



Background

Chief Executive Officer of Popular, BPPR and Popular Bank since July 2017. President of Popular, BPPR and Popular Bank since October 2014 and Chief Operating Officer of Popular and BPPR from October 2014 to July 2017. Executive Vice President and Chief Legal Officer of Popular from June 2010 to September 2014. President and CEO of Popular North America, Inc. and other direct and indirect wholly-owned subsidiaries of Popular. President of the Puerto Rico Bankers Association since October 2021 and from October 2017 to September 2019. Director of Centro Financiero BHD León, S.A. and Banco BHD León, from March 2018 to March 2019. Member of the Board of Trustees of Fundación Banco Popular, Inc. and of Popular Foundation, Inc., since November 2015. Founding member of Endeavor Puerto Rico since November 2017. Member of the Board of Directors of the Bank Policy Institute, since June 2021.

Qualifications

As President, Chief Executive Officer and former Chief Operating Officer of Popular, Mr. Alvarez has demonstrated his solid strategic and analytical skills, understanding of the markets in which we operate, business acumen and strength as a leader, delivering positive results in our Puerto Rico business despite challenging conditions and overseeing the repositioning of our operations in the United States. Prior to joining Popular in 2010 as Chief Legal Officer, Mr. Alvarez was one of the six founding partners of the law firm Pietrantoni Méndez & Alvarez LLC, one of Puerto Rico's principal law firms. During his 27 years in private law practice, his main areas of expertise included banking, corporate and commercial law, corporate and public finance law, securities and capital markets. Mr. Alvarez's understanding of the Corporation and excellent business skills, as well as his background as an attorney with vast experience on corporate matters, including regulatory and corporate governance, have proven to be a great asset.



María Luisa Ferré Rangel

Chief Executive Officer, FRG, LLC
Independent
Director Since 2004
Age 58

Expertise & Skills



Background

Chief Executive Officer of FRG, LLC, a diversified family holding company with operations in media, real estate, contact centers and distribution in Puerto Rico, the United States and Chile, since 2001. Member of the Board of Directors of GFR Media, LLC since 2003 and Chair from 2006 to February 2016. Publisher of El Nuevo Día, Puerto Rico's most widely read and influential newspaper, and Primera Hora since 2006. President and Trustee of The Luis A. Ferré Foundation, Inc. since 2003. President of the Board of Directors of Multisensory Reading Center of PR, Inc. since 2012. Member of the Latin American Caribbean Fund of The Museum of Modern Art since 2013 and Member of the Board of Directors of Partnership for Modern Puerto Rico since 2019.

Qualifications

Ms. Ferré Rangel has 20 years of experience as the Chief Executive Officer of FRG, LLC, the largest communications and media group in Puerto Rico, with consolidated assets of approximately $352 million and annual net revenues of approximately $141 million as of December 31, 2021. She holds positions as director and officer of numerous entities related to FRG, LLC. She also serves as director and trustee of philanthropic and charitable organizations related to fine arts and education. As a result of these experiences, Ms. Ferré Rangel possesses a deep understanding of Popular's main market and has developed management and oversight skills that allow her to make significant contributions to the Board. She also provides thoughtful insight regarding the communications needs of Popular.

Committees

Talent and Compensation (Chair)
Corporate Governance & Nominating

Other Current Public Company Boards

W.R. Berkley Corporation (since May 2017)



C. Kim Goodwin

Private Investor
Independent
Director Since 2011
Age 62

Expertise & Skills



Background

Private investor since 2008. Independent director of TJX Companies, Inc., since October 2020 and member of its Audit and Finance Committees. Non-executive director of PineBridge Investments, LLC, a global asset management boutique with over $141.8 billion in assets under management, since May 2011, and Chair of its Audit Committee and member of its Remuneration Committee. Trustee-Director of various equity funds within the Allianz Global Investors family of funds from June 2010 to October 2014. Member of the Advisory Board of Grupo Ferré Rangel Holdings from 2017 to 2019 and the Board of Trustees of Princeton University since 2014.

Qualifications

Ms. Goodwin's experience as chief investment officer at several global financial services firms provides the Board with insight into the perspective of institutional investors. Her analytical skills and understanding of global financial markets have proved to be valuable assets. As Head of Equities at Credit Suisse Asset Management from 2006 to 2008, Ms. Goodwin oversaw enterprise risk functions for her global department. Through her experiences as a member of the Audit Committee of Akamai Technologies, Chair of the Audit Committee of PineBridge Investments and Chair of Popular's Risk Management Committee, Ms. Goodwin has developed profound knowledge of the risks related to our business. She has also developed expertise in identifying, assessing and managing risk exposure, successfully leading the Board's efforts on risk oversight. Finally, Ms. Goodwin also provides Popular with valuable insight regarding the use of technology by financial firms.

Committees

Risk Management (Chair & Risk Management Expert)
Audit (Financial Expert)
Technology

Other Current Public Company Board

The TJX Companies, Inc. (since October 2020)

Executive Officers

The following information sets forth the names of our executive officers, their age, business experience and directorships during the past five years, as well as the period during which each such person has served as executive officer of Popular.



Ignacio Alvarez
President and Chief Executive Officer

Mr. Alvarez, age 63, has been Chief Executive Officer of Popular since July 2017 and President and Chief Operating Officer since October 2014. Prior to that he was Executive Vice President and Chief Legal Officer of Popular from June 2010 to September 2014. For additional information, please refer to the ''Nominees for Election as Directors and Other Directors'' section of this Proxy Statement.



Camille Burckhart
Executive Vice President, Chief Information & Digital Strategy Officer
Innovation, Technology & Operations Group

Ms. Burckhart, age 42, has been Executive Vice President and Chief Information and Digital Strategy Officer of Popular since July 2015. Prior to becoming Executive Vice President, Ms. Burckhart was the Senior Vice President in charge of the Technology Management Division from December 2010 to June 2015. She has been a member of the Board of Directors of Nuestra Escuela since August 2016 and of the Board of Trustees of Fundación Banco Popular since October 2018.



Beatriz Castellví
Executive Vice President and Chief Security Officer
Corporate Security Group

Ms. Castellví, age 54, has been Executive Vice President and Chief Security Officer of Popular in charge of data privacy, cybersecurity and fraud since May 2018. Prior to becoming Executive Vice President, she was Senior Vice President and General Auditor of the Corporation from November 2012 to April 2018. Ms. Castellví has served as a member of the Executive Council of the Puerto Rico Ellevate Chapter since 2013 and as Treasurer from 2013 to January 2019, when she became a member of its Advisory Board. Since January 2021, Ms. Castellví has also been a member of the Board of the Jane Stern Dorado Community Library.



Luis E. Cestero
Executive Vice President
Retail Banking Group

Mr. Cestero, age 48, has been Executive Vice President of BPPR in charge of the Retail Banking Group since July 2017. Prior to becoming Executive Vice President, Mr. Cestero was the Senior Vice President in charge of Retail Banking Administration from May 2009 to June 2017.



Manuel Chinea
Executive Vice President
Chief Operating Officer of Popular Bank

Mr. Chinea, age 56, has been Executive Vice President of Popular since January 2016 and Chief Operating Officer of Popular Bank since February 2013. He has served as a Member of the Board of Trustees of Popular Foundation since October 2013, member of the Board of Directors of the Hispanic Federation since June 2016 and Chairman since July 2020, and member of the Board of Junior Achievement New York from October 2017 until March 2021. Since September 2020, Mr. Chinea has also been a member of the Advisory Board of the Newark 40 Acres and a Mule Fund.



José R. Coleman Tió
Executive Vice President and Chief Legal Officer
General Counsel and Corporate Matters Group

Mr. Coleman Tió, age 41, has been Executive Vice President, Chief Legal Officer and General Counsel since January 2022, and Assistant Secretary of the Board of Directors of Popular and its subsidiaries since April 2017. From February 2017 until December 2021, he was Senior Vice President and Deputy General Counsel of Popular. Prior to joining Popular, Mr. Coleman Tió was an independent provider of legal and financial advisory services from May 2016 until January 2017. He also served in senior roles in the Government Development Bank for Puerto Rico, including as Executive Vice President and General Counsel, from January 2013 until May 2016. Mr. Coleman Tió was an associate at Cravath Swaine & Moore LLP from 2008 to 2013. Since February 2020, he has served as a member of the Board of Directors of Coalición Legal para Puerto Rico.



Javier D. Ferrer
Executive Vice President, Chief Operating Officer, Head of Business Strategy
and Corporate Secretary
COO & Corporate Business Strategy Group

Mr. Ferrer, age 60, has been the Executive Vice President, Chief Operating Officer and Head of Business Strategy of Popular since January 2022. He has served as Secretary of the Board of Directors of Popular since October 2014 and a Director of BPPR since March 2015. From October 2014 until December 2021, he was Executive Vice President, Chief Legal Officer and General Counsel of Popular. In January 2019, he assumed oversight of the Corporation's strategic planning function and in September 2019, became a member of the Trust Committee of the Board of Directors of BPPR. Prior to joining Popular, Mr. Ferrer was a Partner at Pietrantoni Méndez & Alvarez LLC, a San Juan, Puerto Rico based law firm, were he worked from September 1992 to December 2012 and from August 2013 to September 2014. From January 2013 to July 2013, Mr. Ferrer served as President of the Government Development Bank for Puerto Rico and Vice Chairman of its Board of Directors as well as Chairman of the Economic Development Bank for Puerto Rico.



Maria Cristina (MC) González
Executive Vice President and Chief Communications and Public Affairs Officer
Corporate Communications and Public Affairs Group

Ms. González, age 47, has been Executive Vice President and Chief Communications and Public Affairs Officer of Popular since April 2021. Prior to joining Popular, Ms. González was the Senior Vice President of Global Public Affairs of The Estée Lauder Companies, Inc. from July 2016 to March 2021. From July 2013 to May 2015, Ms. González was the Director of Communications to First Lady Michelle Obama and Special Assistant to President Barack Obama. She has been a member of the Board of Directors of Univision Communications, Inc., the leading Hispanic media company, since November 2020 and of Unidos US, the largest Latino civil rights and advocacy organization in the United States, since fall 2016.



Juan O. Guerrero
Executive Vice President
Financial and Insurance Services Group

Mr. Guerrero, age 62, has been an Executive Vice President of BPPR in charge of the Financial and Insurance Services Group since April 2004. He has been a Director of Popular Securities LLC since 1995, Popular Insurance LLC since 2004 and of other subsidiaries of Popular. Mr. Guerrero has served as a Director of SER de Puerto Rico since December 2010 and the Puerto Rico Open since October 2016.



Gilberto Monzón
Executive Vice President
Individual Credit Group

Mr. Monzón, age 62, has been an Executive Vice President of BPPR in charge of the Individual Credit Group since October 2010. He has also served as Member of the Board of Directors of the San Jorge Children's Hospital Professional Board since 2011 and the Coalition for the Prevention of Colorectal Cancer of Puerto Rico since 2014. Since January 2021, Mr. Monzón has also been a member of the Board of Trustees of the Museum of Art of Puerto Rico.



Eduardo J. Negrón
Executive Vice President and Chief Administration Officer
Administration Group

Mr. Negrón, age 57, has been Executive Vice President of Popular since April 2008 and has been in charge of the Administration Group since December 2010. He became Chairman of Popular's Benefits Committee on April 2008. He has served as Member of the Board of Trustees and Treasurer of Fundación Banco Popular and of the Popular Foundation since March 2008. Since 2015, Mr. Negrón has served as Trustee of Fundación Ángel Ramos and Chairman of its Finance and Investment Committee. Mr. Negrón has also been a Director of the Fundación Puertorriqueña de las Humanidades since June 2017.



Eli S. Sepúlveda
Executive Vice President
Commercial Credit Group

Mr. Sepúlveda, age 59, has been Executive Vice President of Popular since February 2010 and of BPPR since December 2009. He has been the supervisor in charge of the Commercial Credit Group in Puerto Rico since January 2010. Mr. Sepúlveda has been a member of the Board of Managers of the Puerto Rico Idea Seed Fund, LLC since December 2016. Since November 2020, Mr. Sepúlveda has also been a trustee of the Ricky Martin Foundation.



Lidio V. Soriano
Executive Vice President and Chief Risk Officer
Corporate Risk Management Group

Mr. Soriano, age 53, has been the Executive Vice President and Chief Risk Officer of Popular since August 2011 and a Director of Popular Bank since October 2014. He served as a Director of BPPR from October 2014 to September 2019. He has been a member of the Board of Directors of the Puerto Rican League Against Cancer since August 2018.



Carlos J. Vázquez
Executive Vice President and Chief Financial Officer
Corporate Finance Group

Mr. Vázquez, age 63, has been the Chief Financial Officer of Popular since March 2013. He was President of Popular Bank from September 2010 to September 2014 and has been Executive Vice President of Popular since February 2010 and Senior Executive Vice President of BPPR since 2004. He has served as Director of Popular Bank since October 2010 and of BPPR from October 2010 to July 2021. He has been Vice Chairman of the Board of Directors of Popular Bank Foundation since November 2010, Director of the Federal Home Loan Bank of New York since November 2013 and Member of the National Board of Directors of Operation Hope since 2012.

Certain Relationships and Transactions

We may be party to transactions, arrangements or relationships with our directors, director nominees, executive officers, shareholders owning more than 5% of the Corporation's voting securities, or their immediate family members (each, a "Related Party"). We have adopted a written Policy on Related Party Transactions (the "Related Party Policy") to identify and evaluate potential conflicts of interest, independence factors and disclosure obligations arising out of transactions, arrangements or relationships between Related Parties and us.

Transactions covered by the Related Party Policy may also be subject to restrictions pursuant to Federal Reserve Board Regulation O, Loans to Executive Officers, Directors and Principal Shareholders, which is the subject of a separate policy.

Our Policy on Related Party Transactions

The Related Party Policy governs the review, approval or ratification of transactions, arrangements or relationships: (i) in which Popular or any subsidiary is a participant; (ii) the aggregate amount involved will or may be expected to exceed $120,000; and (iii) a Related Party has or will have a direct or indirect material interest. These transactions must be submitted to the Audit Committee for their review, evaluation and approval, unless pre-approved under the Related Party Policy.

Directors and executive officers must notify the CLO of any related party transaction in which they, or their immediate family members, have a material interest. Any unit or division proposing a related party transaction must also notify the CLO, the Corporate Comptroller and the General Auditor by completing a Related Party Transaction Request Form. After review by the CLO, the form is submitted for consideration and approval of the Audit Committee. The form must contain, among other things, a description of the proposed transaction, its benefits to Popular and an assessment of whether the proposed related party transaction is on terms that are comparable to the terms available to an unrelated third party or to employees generally. Only disinterested members of the Audit Committee participate in the review and determination of whether a related party transaction is approved. The Audit Committee will approve or ratify transactions with Related Parties when the transaction is deemed to be in, or is not inconsistent with, the best interest of Popular.

Pre-Approved Categories of Related Party Transactions

In accordance with the terms of the Related Party Policy, certain types of transactions are pre-approved and certain recurring transactions are approved annually, without the need to submit the corresponding form to the Audit Committee. Pre-approved transactions include certain banking-related services and transactions in the ordinary course of business involving financial products and services provided by, or to, Popular, including loans, provided such transactions comply with the Sarbanes-Oxley Act of 2002, Federal Reserve Board Regulation O and other applicable laws and regulations. Other pre-approved instances include transactions in which the rate or charges involved in the transaction are determined by competitive bids. In the event Popular becomes aware of a transaction with a Related Party that has not been approved under the terms of the Related Party Policy, the Audit Committee considers all relevant facts and circumstances regarding the transaction with the Related Party and evaluates all options available to Popular, including ratification, revision or termination. The Audit Committee also examines the facts and circumstances pertaining to the failure of reporting such related party transaction to the Committee, as required by the Related Party Policy, and may take such actions as it deems appropriate.

Related Party Transactions

In 2021, Popular and its subsidiaries contributed approximately $1,107,000 to Fundación Banco Popular, Inc. (the "BPPR Foundation") through the matching of employee contributions. During 2021, Popular also contributed to the BPPR Foundation $500,000 to support emergency response efforts related to gender violence, $100,000 to support relief initiatives related to the earthquake that occurred in Haiti during August 2021, $76,500 from the proceeds of BPPR's Holiday Special and $1,000,000 for other initiatives. In addition, Popular provides human and operational resources to support the activities of the BPPR Foundation, which during 2021 amounted to approximately $1,342,000, including maintenance and the amortization of leasehold improvements for the BPPR Foundation's headquarters. BPPR and the Puerto Rico employees of Popular, through voluntary personal donations, are a significant source of funds for the BPPR Foundation. The BPPR Foundation is a Puerto Rico not-for-profit corporation created to improve the quality of life in Puerto Rico. As BPPR's philanthropic arm, it provides a scholarship fund for employees' children and supports education and community development projects. The Board of Trustees of the BPPR Foundation appoints its eleven members. Mr. Carrión is the Chairman, while Messrs. Alvarez, Negrón and Ms. Burckhart are members, of the Board of Trustees of the BPPR Foundation.

During 2021, Popular Bank contributed approximately $108,000 to the Popular Foundation through the matching of employee contributions and made additional contributions of approximately $142,000. In addition, Popular provides human resources to

support the activities of the Popular Foundation, which during 2021 amounted to approximately $74,000. Popular Bank and its employees, through voluntary personal donations, are the main source of funds of the Popular Foundation. The Popular Foundation, a New York not-for-profit corporation, was created to strengthen the social and economic well-being of the communities served by Popular Bank. As Popular Bank's philanthropic arm, it provides support to charitable organizations for community development and education. Mr. Carrión is the Chairman, while Messrs. Alvarez, Vázquez, Chinea and Negrón are members, of the Board of Directors of the Popular Foundation.

BPPR has loan transactions with Popular's directors and officers, and other Related Persons, and intends to continue such transactions in the ordinary course of its business, on substantially the same terms, including interest rates and collateral, as those prevailing for comparable loan transactions with third parties. Except as discussed below, the extensions of credit have not involved and do not currently involve more than the normal risks of collection or present other unfavorable features.

In April 2010, a sister-in-law of Mr. Unanue and an unrelated private trust, as co-borrowers, obtained a $200,000 mortgage loan from Popular Mortgage, then a subsidiary of BPPR, secured by a residential property. The loan was a fully amortizing 40-year mortgage loan with a fixed annual rate of 2.99% for the first 5 years and, thereafter, an annual rate of 5.875%. From March to August 2020, the borrowers participated in the COVID-19 forbearance program offered by BPPR to all qualifying mortgage customers in response to the coronavirus (COVID-19) pandemic. In August 2020, after the expiration of the forbearance period, the borrowers failed to make scheduled payments under the loan for the months of September and October 2020, thereby defaulting on the indebtedness. In November 2020, the borrowers requested and were granted an additional 3-month loan payment forbearance pursuant to BPPR's ordinary course loss mitigation program, which expired in January 2021. Since the expiration of this 3-month loan payment forbearance, the borrowers have failed to make the monthly loan payments when due. During 2021, borrowers paid $566 and $2,568 in principal and interest, respectively. The outstanding balance of the loan as of December 31, 2021 was approximately $198,149, which also represented the largest outstanding balance of the loan during 2021. BPPR is currently evaluating borrowers' application in connection with this loan under BPPR's loss mitigation program.

In September 2008, a brother of Mr. Negrón obtained a $390,000 commercial loan from BPPR secured by a commercial property. The loan was a fully amortizing 15-year loan with a variable interest rate of prime plus 0.50%. The loan was made in the ordinary course of business, on substantially the same terms, including interest rate and collateral, as those prevailing for

comparable loan transactions with third parties at that time. In January 2015, BPPR approved the first of three 6-month temporary reductions to the borrower's monthly principal payments in the aggregate amount of $13,500. In August 2016, the term of the temporary loan modifications expired, and the borrower started to pay the loan under its original terms. In 2020, the borrower participated in the COVID-19 forbearance program offered by BPPR with respect to commercial loans and received a moratorium on loan payments for the months of April, May and June 2020. After the forbearance period expired, the borrower resumed timely payments on the loan when due. The outstanding balance on the loan as of December 31, 2021 was approximately $101,104, and approximately $27,000 and $4,399 were paid during 2021 in principal and interest, respectively. The largest outstanding balance of the loan during 2021 was approximately $128,104.

Related Parties of Mr. Ballester have outstanding loans made prior to the borrowers on such loans having become Related Parties of Mr. Ballester. These loans—five commercial loans made to entities that are wholly-owned by one brother-in-law of Mr. Ballester—were acquired by BPPR in 2010 as part of the Westernbank FDIC-assisted transaction. The loans are secured by real estate and personally guaranteed by the brother-in-law of Mr. Ballester. The loans were originated by Westerbank between 2001 and 2005 and had an aggregate outstanding principal balance of approximately $33.5 million when they were acquired by BPPR. Between 2011 and 2014, the loans were restructured to consist of: (i) five notes with an aggregate outstanding principal balance of $19.8 million with a 6% annual interest rate ("Notes A") and (ii) five notes with an aggregate outstanding balance of $13.5 million with a 1% annual interest rate, to be paid upon maturity ("Notes B"). The restructured notes had an original maturity of September 30, 2016 and, thereafter, various interim renewals were approved to allow for the negotiation of a longer-term extension. The most recent of these interim renewals were approved in February, April and August 2020. These renewals, among other things, decreased the interest rate applicable to the Notes A to 4.25% and maintained the Notes B at an interest rate of 1%. During 2020, the Audit Committee also authorized two separate 90-day principal and interest moratoriums, from March to May and from June to August, as financial relief in response to the coronavirus (COVID-19) pandemic. In September 2020, in accordance with the Related Party Transaction Policy and after being approved by the Audit Committee, the maturity date of the credit facilities was extended until April 2022, fixing the interest rate at 4.25% for Notes A and at 1% for Notes B during such term. The aggregate outstanding balance on the loans as of December 31, 2021 was approximately $30.6 million, of which approximately $17.1 million corresponded to Notes A and approximately $13.5 million to Notes B. During 2021, the borrower paid approximately $739,500 and $820,513 in principal and interest, respectively. The largest outstanding balance of the loans during 2021 was approximately

$31.3 million, of which approximately $17.8 million corresponded to Notes A and approximately $13.5 million to Notes B.

Mr. Carrión is President of and owns, together with his siblings, an entity which in turn owns 35% of a corporation that is the owner of a commercial building in Puerto Rico. In addition, Mr. Carrión's sister and brother-in-law are owners of an entity that has a participation of 21.5% in the same corporation. In June 2001, this corporation obtained a $30.4 million commercial loan from Doral Bank to provide financing for the development of the commercial building. In March 2007, Westernbank acquired the loan from Doral Bank and increased the loan amount to $40.5 million through additional borrowings. The loan had a 40-year amortization schedule, an interest rate of LIBOR plus 1.40% and a maturity date of March 2017. The loan was secured by the commercial building developed with the proceeds of the loan and guaranteed by the owners of the borrower. The loan was acquired by BPPR in 2010 as part of the Westernbank FDIC-assisted transaction. In February 2017, the loan was extended by BPPR until June 2017 under the same terms and conditions and, in May 2017, the loan was sold by BPPR to the Corporation, which in June 2017 renewed the loan for an additional three months. In August 2017, the Corporation refinanced the then-current $37.9 million principal balance of the loan at an interest rate of 5.15%, a maturity date of February 2019 and a 30-year amortization schedule. In February 2019, the Audit Committee approved, under the Related Party Policy, a 36-month renewal of the loan at an interest rate of 5.75% and a 30-year amortization schedule. The largest outstanding balance of the loan during 2021 was approximately $36.6 million. On December 28, 2021, the Corporation refinanced the then-current $36.0 million principal balance of the loan at an interest rate of 4.50%, a maturity date of December 2026 and a 20-year amortization schedule. After the closing of the refinancing, borrower made prepayments totaling approximately $1.2 million. Payments of principal and interest of approximately $1.8 million (including the prepayment) and $2.1 million, respectively, were made during 2021. As of December 31, 2021, the outstanding balance of the loan was approximately $34.8 million. The borrower is current on its payments.

 **Executive and Director**
Compensation

Compensation Discussion and Analysis

In this section, we describe the key features of Popular's (the "Corporation") executive compensation program, 2021 compensation payments and rewards and the factors that we considered in making 2021 compensation decisions regarding our Named Executive Officers ("NEOs"). For 2021, Popular's NEOs were:

Ignacio Alvarez	President & Chief Executive Officer ("CEO")
Carlos J. Vázquez	Executive Vice President and Chief Financial Officer ("CFO")
Javier D. Ferrer	Executive Vice President and Chief Legal Officer ("CLO")*
Lidio V. Soriano	Executive Vice President and Chief Risk Officer ("CRO")
Manuel Chinea	Executive Vice President, Chief Operating Officer of Popular Bank

* On January 1, 2022, Mr. Ferrer was appointed Chief Operating Officer and Head of Business Strategy of the Corporation, after serving as Chief Legal Officer since October 2014.

The Corporation reports its financial results in accordance with generally accepted accounting principles in the United States ("GAAP"). A reconciliation of the GAAP to non-GAAP financial measures referred to herein is provided in Appendix A to this Proxy Statement. This discussion includes statements regarding financial and operating performance targets in the specific context of Popular's executive compensation program. Shareholders should not read these statements in any other context.

Overview

2021 Corporate Performance and Highlights

2021 was an outstanding year for Popular. We achieved record core earnings and deposit levels, improved our credit quality, continued to extend our customer base and successfully executed our capital plan, all while operating in a challenging economic environment impacted by the ongoing COVID-19 pandemic.

Net income for 2021 was approximately $935 million, an increase of $428 million or 85% from our 2020 annual net income of approximately $507 million. This increase was mainly driven by a lower provision expense as a result of the current economic recovery and positive outlook, together with solid credit quality metrics and higher net interest income and fees. These results reflect the continued recovery in economic activity in the markets in which we do business and our diversified sources of revenue and prudent risk management.

Popular's common stock ("BPOP") closed 2021 at $82.04, 46% higher than year-end 2020. This performance compares favorably against the KBW Nasdaq Regional Banking Index ("KRX"), which increased by 33% during 2021.



POPULAR, INC. STOCK PERFORMANCE

Some of Popular's additional key corporate highlights during 2021 included:

Banco Popular

- Increased total deposits, excluding Puerto Rico public funds, by 15% from 2020.
- Increased commercial loans, excluding Small Business Administration ("SBA") Paycheck Protection Program loans ("PPP"), by $243 million or 3% compared to 2020. Furthermore, mortgage originations increased by 28% and auto loans and lease originations by 23% compared to the prior year.
- Increased credit and debit card sales (in dollars) by 25% compared to 2020.
- Remained as market leader in Puerto Rico in auto loans and leases, personal loans, credit cards, mortgage loan originations, commercial loans and total deposits.
- Served 1.9 million customers as of 2021 year-end. Digital channels captured 67% of total deposit transactions and Mi Banco (online platform) active customers reached 1.1 million.

Popular Bank

- Grew commercial loans by 15% compared to 2020, excluding SBA PPP loans.
- Achieved net interest income of $321 million (reflecting 6% year-over-year growth) and net interest margin of 3.39% (up from 3.21% in 2020).
- Acquired K2 Capital Group, a national healthcare equipment leasing business with $115 million in net assets. This transaction will complement and expand Popular Bank's existing healthcare lending business.

Credit Quality and Profitability

- Improved the credit quality of our portfolio, including a reduction of $190 million (26%) in non-performing loans. Non-performing loans held-in-portfolio as a percentage of loans held in portfolio decreased to 1.9% in 2021 compared to 2.5% in the prior year.
- Decreased net charge-off ratio to 0.07% compared to 0.66% in 2020.
- Decreased allowance for credit losses to loans to 2.38% compared to 3.05% in 2020.
- Increased net interest income by 5% year-over-year to $1.96 billion, driven by the growth in earning assets. Non-interest income increased by 25% compared to the prior year.

Capital Strategy

- Capital levels remained strong, with year-end Tier 1 Common Equity ratio at 17.4%.

- Increased tangible book value per share by more than $2 per share to $65.26, a 3% increase compared to 2020.

- Returned $350 million to shareholders through an accelerated stock repurchase program of approximately 4.6 million shares at an average purchase price of $75.84 per share. In addition, our quarterly common stock dividend was increased during the second quarter of 2021 from $0.40 to $0.45 per share.

- Redeemed $187 million of the Corporation's 6.70% Trust Preferred Securities, which will result in reduced annual interest expense of approximately $12 million.

COVID-19 Response

- Funded $677 million in SBA PPP loans to approximately 21,000 small and medium sized businesses, benefiting approximately 141,000 employees in 2021. A total of approximately $1.7 billion of the $2.1 billion funded since 2020 have been forgiven.

- Popular successfully established a vaccination mandate, with 97% of the employee population fully vaccinated as of December 2021.

- A hybrid (remote / on-premises) work model pilot was implemented in the Corporation. Eligible positions for the hybrid work model represent 42% of the workforce.

- Supported a public vaccination drive with the Puerto Rico Department of Health and other non-profit organizations.

Environmental and Social Commitment

- Provided social investment of $11.2 million in financial and in-kind assistance through Fundación Banco Popular, Popular Foundation and Popular's corporate donations and social programs. We impacted communities in Puerto Rico, United States mainland and the Virgin Islands in the areas of education, economic development, the promotion of socially innovative ideas and gender violence.

- As part of our community efforts, Popular obtained the Bank On account certification adding Popular to the list of financial institutions the Cities for Financial Empowerment's Fund recognizes as working towards increased access to banking.

- Popular was included as part of Bloomberg's Gender Equality Index and was also recognized as a Great Place to Work® for Women in Central America and the Caribbean. We established the first Employee Resource Group associated with the LGBTQ+ community to serve as a support unit and safe space for members of such community and its allies in the organization.

- In the area of sustainable finance, we trained our commercial credit officers on the integration of ESG considerations within the credit analysis process. In addition, we continue to foster the transition to a lower dependence on fossil fuels with the launch of a new financing product for the purchase and installation of solar panels.

- Popular is committed to reducing the Corporation's own environmental footprint. In 2021, Popular completed the combined heat and power generation in one of its buildings, to be fueled mostly by renewable liquid natural gas produced in local landfills, and continued efforts to migrate bank branches to a photovoltaic system. Currently, 18% of our branches are equipped with solar panels. Additionally, commissioned a Greenhouse Gas (GHG) inventory with the aim of reducing our carbon footprint.

- Maintained a strong branch presence in low- and moderate-income communities: 29% of BPPR and 59% of Popular Bank branches are located in these communities.

- 74% of our employees in Puerto Rico and 63% of our employees in the United States mainland made voluntary financial contributions to our foundations. The Corporation made a matching contribution of $1.2 million.

Highlights of Our 2021 Executive Compensation Program and Pay Decisions

- ***Performance-Linked Pay.*** Popular's overarching compensation philosophy has always been to provide our executive officers with pay that is linked to performance and supports the long-term interests of our shareholders, while deterring improper sales practices and excessive risk-taking.

  As seen in the following graphs, performance-based short- and long-term incentives represent the majority of our named executive officers' target total compensation opportunity (75% for the President and CEO and 61% for the other NEOs).

A breakdown of the target incentive elements is provided in the "2021 Executive Compensation Program and Pay Decisions" section of this Proxy Statement.

- ***2021 Salary.*** Each NEO, except for the CEO, received a salary increase adjustment in July 2021, ranging from 1.5% to 12.5%, upon consideration of market benchmarking and individual performance.

- **_2021 Short-Term Incentives._** Based on the Talent and Compensation Committee's (the "Committee") assessment of performance under the Short-Term Incentive Plan, our NEOs 2021 short-term incentive payouts ranged from 128% to 138% of target, reflecting the Corporation's outstanding net income results and favorable performance against pre-established financial and non-financial goals, as the Corporation continued to strengthen its franchise, grew its customer base, managed credit exposure, delivered record earnings, and made progress on environmental, social and governance initiatives. For more information refer to the "2021 Executive Compensation Program and Pay Decisions" section of this Proxy Statement.

- **_2021 Long-term Awards._** The target long-term equity incentive is based on two components: (i) one-half (50%) is granted as performance shares, with actual value based on future performance over a 3-year period (one-half based on Total Shareholder Return ("TSR") relative to banks with assets greater than $10 billion and one-half based on an absolute 3-year average Return on Average Tangible Common Equity ("ROATCE") goal); and (ii) one-half (50%) is granted as time-vested restricted stock

(whose grant value considers prior-year company and individual performance).

Performance grants were made in February 2021 at target, since vesting is determined based on future (i.e., 3-year) performance. Restricted stock awards were also granted in February 2021, slightly above target level for the CEO and at target level for the other NEOs, recognizing each NEO's contribution to Popular's performance in 2020, while demonstrating strong leadership throughout the COVID-19 pandemic, as well as the series of earthquakes experienced in southern Puerto Rico.

- **_2019-2021 Performance Share Vesting._** Upon the conclusion of the 2019-2021 performance cycle, performance results indicated and the Committee approved vesting at 150% of target, based on the following results: (i) TSR – 84th percentile relative to an industry index of United States banks with assets greater than $10 billion, resulting in a maximum award (1.5 times target) and (ii) Earnings per share ("EPS") – cumulative 3-year EPS result of $24.07 exceeded the target of $17.87 and maximum of $19.65, thereby yielding the maximum award (1.5 times target).



CEO

$4.4M
TARGET TOTAL COMPENSATION

25% PERFORMANCE SHARES LONG-TERM EQUITY INCENTIVE

75% OF PAY IS "AT-RISK"

25% SALARY

25% SHORT-TERM CASH INCENTIVE

25% RESTRICTED STOCK LONG-TERM EQUITY INCENTIVE



OTHER NEOs

$1.4M - $1.9M
TARGET TOTAL COMPENSATION

15% PERFORMANCE SHARES LONG-TERM EQUITY INCENTIVE

61% OF PAY IS "AT-RISK"

39% SALARY

31% SHORT-TERM CASH INCENTIVE

15% RESTRICTED STOCK LONG-TERM EQUITY INCENTIVE

Note: Target total compensation is determined according to base salary as of December 31, 2021.

The Committee approves Popular's compensation programs upon consideration of market competitive trends, regulatory guidelines and leading practices. Furthermore, our executive compensation program is designed to discourage excessive or unnecessary risk taking and improper sales practices through the adequate balance of short-term and long-term incentives, thresholds and caps to limit payouts, and a mix of financial and non-financial goals, among other design features.

The following key features of our executive compensation program reflect our focus on balanced performance-based or otherwise "at risk" pay, long-term shareholder value and appropriate risk taking:

What we do

Use a combination of performance metrics to deter excessive risk-taking by eliminating focus on any single performance goal. The Committee may adjust incentive payouts if results are not aligned with Popular's risk appetite and related tolerances.

Balance short-term (cash) and long-term (equity) compensation to discourage short-term risk-taking at the expense of long-term results.

Use equity incentives to align executives with shareholders, reward long-term performance and support executive retention. 50% of our target long-term incentive opportunity is based on future performance.

Require significant stock ownership from our executive officers to align with shareholder interests. Our CEO has a requirement of six times his base salary, and the other NEOs must own three times their base salary.

Apply clawback features to executive officer variable pay in the event of a financial results restatement, a materially inaccurate performance metric, or an executive's misconduct.

Employ "double-trigger" vesting of equity awards in the event of a change in control (*i.e.*, vesting is only triggered upon a qualifying termination of employment following a change in control).

Conduct annual incentives and sales practices risk reviews in conjunction with Popular's Chief Risk Officer.

Assess the competitiveness of our executive compensation program through benchmarking of industry and peer group practices.

Engage an independent compensation consultant who advises and reports directly to the Committee.

What we don't do

No excessive perquisites for executives.

No special executive retirement programs or severance programs specific to executive officers.

No employment or change in control agreements with our NEOs.

No tax gross-ups provided for any compensation or benefits.

No speculative transactions in Popular's securities by executive officers are permitted, including: hedging and monetization transactions, such as zero-cost collars, forward sale contracts and short sales, equity swaps, options, and other derivative transactions.

No pledging of common stock or other Popular's securities as collateral for margin accounts or loans.

2021 Say on Pay Results

At Popular's annual shareholders meeting in May 2021, 95.26% of voting shareholders approved our overall executive compensation policies and practices. We believe that this illustrates our shareholders' support of our compensation philosophy and performance-based pay program. The perspectives of shareholders and industry leading practices were taken into consideration by management and the Committee as they developed strategic objectives, business plans and compensation elements supporting the 2021 compensation decisions. The Committee is determined to consider our shareholders' perspectives on an annual basis.

Compensation Objectives and Components

Compensation Objectives

The key compensation objectives and guiding principles of Popular's executive compensation program and practices are described below. They are supported and reinforced by the Committee's review and advice on human capital strategies (encompassing succession, culture, talent development, diversity, equity and inclusion).

COMPENSATION

Motivate and Reward High Performance

Ensuring and sustaining a proper pay-for-performance relationship is one of our key objectives. For Popular, performance means a combination of financial results (*e.g.*, net income, earnings per share, total shareholder return, return on equity), strategic accomplishments and a demonstration of leadership competencies, all designed to drive our company's business plans in support of our customers, employees and communities, while generating long-term shareholder value.

Base salary, as well as short- and long-term incentive compensation opportunities, are targeted at market median, with actual pay varying based on corporate and individual performance. Our short-term incentive and equity awards provide the opportunity to earn increased pay (up to 1.5 times target) for superior performance and similar downside (no payout) should we not achieve our performance goals.

Align Executives with Shareholder Interests and Build Long-term Shareholder Value

A significant component of our compensation program is equity-based pay designed to promote long-term value by rewarding sustained earnings growth, long-term return on shareholders' investment and the retention of key high-performing talent. Performance shares promote value creation by rewarding executives for future increases in profitability and stock appreciation depending on the degree of achievement against pre-established 3-year goals for ROATCE and our TSR relative to a broad industry index. Restricted stock is awarded upon consideration of corporate and individual performance. These awards are designed to promote executive stock ownership and retention as the shares vest over time, further aligning our executives' interests with those of our shareholders. We also require significant stock ownership from our executive officers.

Environmental, social and governance matters are integrated into our incentive program to ensure Popular conducts operations responsibly and addresses sustainability risks and opportunities, assessing potential impact on future corporate performance and value creation.

Attract and Retain Highly Qualified Executives

Popular's executive compensation program seeks to attract, motivate and retain the talent needed to successfully deliver future earnings stability and growth. Our mix of salary and performance-based short- and long-term incentives provides a competitive offering to attract the best executive talent and promote engagement and long-term career retention. In consultation with management and its independent compensation consultant, the Committee balances competitiveness and retention features, while considering individual performance, experience and qualifications, as well as market practices and Popular's financial performance.

Ensure Effective Controls and Sound Risk Management

Our incentive design seeks to dissuade our executives from taking excessive or unnecessary risks or promoting improper sales practices and ensures sound risk management and effective controls. Popular uses a balanced approach to incentive design through short-term (cash) and long-term (equity) components, multiple performance perspectives (financial, strategic, leadership, shareholder value), and the use of threshold performance requirements and payout caps, focusing on long-term performance periods and rewards. The Corporation's Incentive Recoupment Guideline, which applies to cash and equity-based incentives, covers financial statement restatement, materially inaccurate performance criteria and misconduct. Also, the Committee may adjust individual awards based on consideration of compliance with policies, guidelines, laws and regulations; results and follow-up of audits and examinations; and operation within Popular's risk appetite.

Compensation Components – Purpose and Key Design Features

The following key components of our compensation program, combined with succession and talent development initiatives, drive our ability to secure top executive-level talent over the long-term.

Base Pay	Fixed compensation to reflect each executive's role, contribution and performance.
Fixed	Paid in cash on a bi-weekly basis.
Short-Term Cash Incentive	Short-term incentive aligning performance measures with Popular's annual goals and business strategy. Actual pay depends on the prior-year achievement of performance goals (based on Popular's net income results, each NEO's individual goals and leadership competencies).
Variable	Paid in cash during the first quarter of each year for prior year's performance.
Long-Term Equity Incentive	Annual equity grant that rewards performance and aligns the NEOs with the interests of our shareholders. The award is granted during the first quarter of each year and consists of two components.
	Performance Shares (50% of target opportunity) Actual earned shares determined at the end of a 3-year performance period: • 1/2 based on TSR – relative to an industry index of banks • 1/2 based on ROATCE – an absolute profitability goal based on a 3-year average **Restricted Stock (50% of target opportunity)** Shares are granted upon consideration of corporate and individual performance. Supports NEO
Variable	stock ownership and retention. Shares vest 25% annually over 4 years.

We also provide limited perquisites to support our objective to attract and retain talent for key positions, as well as to address security concerns. We do not provide employment or change in control agreements.

2021 Executive Compensation Program and Pay Decisions

Base Salary

Each NEO, except for the CEO, received a salary increase adjustment in July 2021, ranging from 1.5% to 12.5%, upon consideration of market benchmarking and individual performance. The Committee approved the adjustments outlined below:

NEO	2021 Base Salary[a]	% of Adjustment
Ignacio Alvarez[b]	$ 1,100,000	0.0%
Carlos J. Vázquez	715,000	1.8
Javier D. Ferrer[c]	675,000	12.5
Lidio V. Soriano	550,000	5.7
Manuel Chinea	520,000	8.3

(a) Base salary for the NEOs as of December 31, 2021.

(b) In February 2022, as part of its annual review of executive compensation, the Committee approved a base salary adjustment for Mr. Alvarez to $1,130,000.

(c) In December 2021, the Committee approved a base salary adjustment for Mr. Ferrer to $750,000 in connection with his promotion to the role of Chief Operating Officer and Head of Business Strategy of the Corporation. The revised base salary was effective December 27, 2021.

Short-Term Incentive Compensation Opportunity

Popular's short-term incentive rewards the achievement of annual financial and non-financial goals that reinforce our business strategy and priorities, as well as the demonstration of our leadership competencies. Actual payouts depend on performance and are capped at 1.5 times the target award. Pre-defined threshold levels of performance must be achieved for any payouts to be awarded.

The table below summarizes the 2021 short-term incentive opportunities (as a percentage of base salary), by component and in the aggregate:

Short-Term Incentive (STI)	% of Target Achievement	CEO[a]	Other NEOs
		% of Base Salary Award	
Corporate Net Income	Threshold (85%)	15%	10%
	Target	**30**	**25**
	Max (115%)	45	40
Individual Annual Goals (Financial/Non-Financial)	Threshold (85%)	25	20
	Target	**50**	**40**
	Max (115%)	75	60
Leadership	Min	0	0
	Target	**20**	**15**
	Max	30	20
Total STI (as Percentage of Base Salary)	<Threshold	0	0
	Threshold	40	30
	Target	**100**	**80**
	Max	150	120

(a) In February 2022, as part of its annual review of executive compensation, the Committee approved an increase in total target STI opportunity for Mr. Alvarez from 100% to 135% of base salary. The revised parameters are applicable for 2022 performance, payable in 2023.

Determination of 2021 Short-Term Annual Cash Incentive (Paid In 2022)

The following table summarizes the 2021 short-term cash incentive paid to the NEOs related to the achievement of the corporate, individual and leadership goals described below.

NEO	Corporate Net Income % of Target Earned	Corporate Net Income % of Base Salary	Individual Annual Goals % of Target Earned	Individual Annual Goals % of Base Salary	Leadership % of Target Earned	Leadership % of Base Salary	Total Earned % of Target Earned	Total Earned % of Base Salary[a]	Total Award ($)
Ignacio Alvarez	150%	45%	122%	61%	150%	30%	136%	136%	$ 1,493,910
Carlos J. Vázquez	160	40	123	49	113	17	133	106	759,616
Javier D. Ferrer	160	40	127	51	133	20	138	111	747,090
Lidio V. Soriano	160	40	119	47	100	15	128	102	563,475
Manuel Chinea	160	40	114	45	113	17	128	102	532,636

(a) Total target awards as a percentage of base salary for 2021 were 100% for Mr. Alvarez and 80% for the other NEOs.

Corporate Net Income Component

As previously discussed, 2021 was an outstanding year for Popular. We achieved record core earnings and deposits, improved credit quality, continued to extend our customer base and successfully executed our capital actions, while operating in a challenging economic environment impacted by the ongoing COVID-19 pandemic.

Popular's GAAP net income for 2021 was approximately $935 million, an increase of 85% from our 2020 annual net income of approximately $507 million, mainly driven by lower provision expense, higher fees and higher net interest income, partially offset by higher expenses. These results reflect the continued recovery in economic activity in the markets in which we do business, our diversified sources of revenue and prudent risk management.

We use GAAP after-tax adjusted net income, if applicable, for incentive purposes as the key financial metric for incentive compensation because we believe it best reflects the underlying performance of our ongoing operations. The Committee's use of adjusted net income is to ensure that participants are neither rewarded nor penalized for items that are non-recurring, unusual or not indicative of ongoing operations. For 2021 incentive compensation, the Committee decided no adjustments were warranted to 2021 GAAP net income. See Appendix A of this Proxy Statement for information about how we calculated net income for incentive compensation purposes in 2021 and prior periods.

The GAAP Net Income of $935 million represented 182.8% of the 2021 target of $511.5 million, above the maximum performance level of 115% of target ($588.2 million) required to earn the maximum payout on this incentive component.

Leadership Component

We believe our organization will thrive over time if our rewards not only recognize results, but also how such results are attained. This component encompasses Popular's leadership competencies in areas such as strategic thinking, customer focus, talent management, innovation, and building effective teams. The Committee determined that the NEOs exhibited strong leadership in 2021, effectively managing teams to achieve record earnings, executing Popular's strategic priorities, while supporting the Corporation's customers, employees and communities throughout the COVID-19 pandemic. The Committee also noted the successful transition to hybrid work arrangements in many parts of the organization, while maintaining employee engagement and productivity. These leadership capabilities enabled Popular to be extremely well positioned to maximize existing opportunities and create new ones for its continued success. Based on this, the Committee granted the following award on this component for 2021: 30% of base pay for Mr. Alvarez, 20% for Mr. Ferrer, 17% for Messrs. Vázquez and Chinea, and 15% to Mr. Soriano.

Individual Annual Goals Component

In this performance component of the short-term incentive program, the Committee considers specific achievements and effectiveness of each NEO against predetermined quantitative and qualitative goals related to financial performance, efficiency and milestones in key corporate strategic projects, among other factors.

The following is a summary of the individual goal achievements taken into account by the Committee in determining each NEO's annual goals component award:

Ignacio Alvarez, President & CEO

122% of target earned
61% of base salary

Main Goals

- Lead the successful execution of corporate and business strategies supporting the Corporation's strategic pillars of Sustainable and Profitable Growth, Simplicity, Customer Focus and Fit for the Future.
- Position the Corporation to take advantage of business opportunities in its Puerto Rico, Virgin Islands and United States markets while effectively managing risk.

Considerations

- Led the Corporation to achieve strong financial results fueled by record core earnings, improved credit quality, high deposit levels and customer growth, while supporting our customers, colleagues and communities as they faced the challenges of the COVID-19 pandemic. The Committee considered accomplishments along the following strategic pillars:

Sustainable and Profitable Growth

- Led the attainment of record business results in Puerto Rico, bolstered by strong deposit growth (up 20% from 2020 with growth experienced in commercial, retail and public sector segments), commercial loans (including PPP loans), and originations of mortgage and auto financing.
- Oversaw efforts to improve Popular Bank's profitability, including commercial portfolio growth (15% compared to 2020, excluding SBA PPP loans), attaining net interest margin of 3.39% (up from 3.21% in 2020). Guided the acquisition of K2 Capital Group, focused on medical equipment leasing, as a complement to our US healthcare financing business.
- Focused on providing relief during the pandemic to retail and small- and medium-sized commercial customers, including 2021 funding of $677 million in SBA PPP loans to 21,000 businesses, benefiting approximately 141,000 employees.
- Delivered on commitment to increase shareholder value through the execution of a $350 million stock repurchase program, an increase in the quarterly common stock dividend from $0.40 to $0.45 and a $187 million preferred stock redemption which will result in reduced annual interest expense of $12 million.

Customer Focus

- Expanded digital reach and capabilities in all regions. In Puerto Rico, reached 1.1 million active customers in Mi Banco (a 3% increase from 2020) and captured 67% of deposit transactions through digital channels. In the United States, deployed new digital/self-service capabilities that allow our commercial customers to initiate and manage more banking transactions remotely.
- Launched various digital applications to streamline the commercial credit card, retail credit card and the small business loan applications.
- Adapted operations to safely and consistently deliver essential banking services in response to the pandemic.
- Exceeded the preestablished Net Promoter Score goal in Puerto Rico as an indicator of continuous improvement in our customer experience.

COMPENSATION

Simplicity

- Directed key milestones in the multi-year initiative to transform the Corporation's core banking and operating systems.
- Directed efforts that will allow Popular to gain control of our customer channels, achieve greater technology flexibility and efficiency as well as generate new income from a partnership in payments.

Fit for the Future

- Continued progress on building a culture of strong risk management and governance through formalizing and strengthening the first line of defense program and enhancing cyber-security controls.
- Oversaw corporate initiatives in the areas of employee well-being, learning and competitive rewards (including raising the minimum wage in all our markets). Introduced hybrid work arrangements to provide greater flexibility, with 42% of the workforce eligible. Sponsored company and public vaccination initiatives, with an employee vaccination mandate yielding a 97% success rate.
- Directed Popular's Environmental, Social and Governance ("ESG") strategy to operate and grow in a socially and environmentally responsible way. Achievements included $11.2 million in social investment, Bank On certification in our Puerto Rico and United States operations, repudiation of gender violence and support for victims, and continue progress on incorporating ESG factors in the commercial credit analysis. Led the creation of Popular's Impact Fund to invest in companies fostering innovation in financial services or address challenges faced by our communities. Guided the continued expansion of renewable fuels and photovoltaic systems in Popular facilities.
- Directed policies and practices supporting the Corporation's inclusion in the Bloomberg Gender Equality Index.

Carlos J. Vázquez, Executive Vice President & CFO

123% of target earned
49% of base salary

Main Goals

- Support asset acquisition, business growth and efficiency initiatives.
- Design and implement the Corporation's capital management program and capital actions, as well as the investor relations strategy.
- Manage and maintain adequate liquidity and capital resources.
- Implement strategic initiatives related to procurement and finance.

Considerations

- Guided the analysis, negotiations and integration of multiple asset acquisition and business expansion initiatives, including the K2 acquisition by Popular Bank.
- Maintained robust liquidity and capital resources, ending the year with Common Equity Tier capital of 17.4%. Led the execution of the $350 million common stock repurchase program, the redemption of $187 million in Trust Preferred securities, and the development of the Corporation's 2022 capital plan.
- Expanded the Source-to-Pay Vendor management and procurement system implementation to Popular Bank and the USVI, including implementation of updated technology modules. Procurement transaction completion rates exceeded the corresponding service-level commitments.
- Led outreach and communication efforts with existing and prospective investors, as well as analysts, to enhance investor information and improve understanding of the Corporation's condition and prospects. Popular's Investor Relations efforts were recognized for the second year in a row by Institutional Investor.

Javier D. Ferrer, Executive Vice President & CLO

127% of target earned
51% of base salary

Main Goals

- Serve as trusted counsel to the Board of Directors and management on Popular's strategic, business, governance, regulatory and government relations matters, including acquisitions, implementation of capital plan and other enterprise initiatives.
- Lead and oversee the Corporation's Legal and Corporate Strategic Planning functions; and support the Internal Audit function.

Considerations

- Delivered strategic and tactical legal advice on principal strategic initiatives and critical legal matters throughout the year, including commercial and regulatory aspects. Topics included the K2 acquisition, 2021 capital plan, Popular Bank branch realignment and government sponsored pandemic relief programs.
- Promoted and maintained focus on compliance and legal risk management by driving appropriate legal risk culture throughout the organization; led oversight of major litigation, investigations, and regulatory matters.
- Led improvements to legal expense management efforts, including in-housing of certain legal functions, resulting in a year-over-year reduction in outside legal expenses.
- Supported the execution of Popular's ESG strategy, including the Corporate Sustainability Report, and alignment and auditing of SASB metrics.
- Led initiative to implement Popular Board of Directors' independent evaluation by a third-party expert, including individual evaluation of directors. Supported the Board in its transition and renewal efforts, including successful onboarding process for new directors.
- Oversaw enhancement of the Strategic Planning function applying data-driven and financial analysis to the corporate strategic priorities, while fostering a strategic mindset in the corporation.

Lidio V. Soriano, Executive Vice President & CRO

119% of target earned
47% of base salary

Main Goals

- Develop framework for climate risk management and incorporation of ESG issues into loan underwriting.
- Implement controls to ensure the Corporation operates within defined risk appetite and related tolerances.
- Continue enhancing Popular's outsourcing risk management, business continuity and disaster recovery programs.
- Enhance the organization's risk management framework through policies, procedures, and the use of technology.

Considerations

- Directed policy and procedures enhancements to support the incorporation of ESG factors in the commercial credit underwriting process. Oversaw the development of Popular's climate risk management framework.
- Actively monitored key risk indicators for legal, strategic, reputational and cyber risks. Also, managed credit, compliance, interest rate, liquidity, operational, model, and market risks to ensure compliance with the Corporation's risk appetite.
- Enhanced the Business Continuity and Disaster Recovery training playbook to include outsourced service providers, driving the Corporation's effort to continue operations during disaster events.
- Implemented multiple technological enhancements to the Bank Security Act / Anti-Money Laundering (BSA/AML) framework.
- Enhanced policy and procedures within the first line of defense to formalize the risk monitoring, reporting, and escalation protocols.

Manuel Chinea, Executive Vice President, COO of Popular Bank

114% of target earned
45% of base salary

Main Goals

- Lead Popular's commercial-driven strategy in the United States.
- Leverage Popular Bank's commercial-led focus to improve deposit mix composition.
- Optimize the United States retail banking network to align with the commercial-led vision.
- Support transformation initiatives designed to strengthen Popular's value proposition by enhancing agility and ease of doing business.

Considerations

- Led Popular Bank's achievement of $134 million in net income, reaching commercial loan growth of 15% year-over-year (excluding PPP loans). Continued to expand Popular Bank's specialty businesses in Association Banking, Healthcare Financing and Not-For-Profits. Completed the acquisition of K2 Capital Group, a medical equipment leasing company, as a complement to Popular Bank's existing healthcare financing niche business.
- Attained net interest margin of 3.39%, up from 3.21% in 2020.
- Continued improving asset quality by reducing non-performing loans and net charge offs to approximately 0.40% and 0.01%, respectively.
- Grew low-cost transactional core deposits by 21.1%, improving the deposit mix composition.
- Reduced 28% of retail branches in the New York Metro market, lowering annual operating expenses by $12 million while keeping deposit attrition levels to less than 10%. More than tripled small business loan origination compared to 2020 (excluding PPP loans).
- Supported transformation initiatives designed to streamline onboarding and servicing processes to enhance the client's ease of doing business with Popular, including the deployment of new digital platforms and self-service tools.

Long-Term (Equity) Incentive Compensation Opportunity

Popular's long-term (equity) incentives align our executives' compensation with sustained long-term performance and the interests of our shareholders. Each NEO has a target long-term equity award opportunity that reflects market practice for similar roles.

- One-half (50%) of the target opportunity is granted as performance shares, with actual vesting (and value) based on future performance over a 3-year period:

  - 1/2 based on TSR relative to an industry index of banks with assets greater than $10 billion

  - 1/2 based on an absolute 3-year simple average ROATCE goal

  - For the 2021-2023 performance cycle, the Committee determined that relative TSR and ROATCE were the appropriate metrics for the performance shares. ROATCE measures our ability to generate earnings while managing capital, and relative TSR reflects our ability to generate superior returns for our shareholders.

- The other half (50%) is granted as restricted stock where the size of the award at grant can vary above or below target upon consideration of prior year corporate results and individual contributions. The actual long-term incentive awards can range from zero to 1.5 times the target award.

The 2021 long-term incentive opportunities (as a percentage of base salary) are presented below:

Long-Term Incentive (LTI)	Level of Achievement	CEO[a]	Other NEOs[b]
		% of Base Salary Award	
Equity Incentive - Performance Shares *(one-half of target opportunity)*	Threshold	50%	20%
	Target	**100**	**40**
	Max	150	60
Equity Incentive - Restricted Stock *(one-half of target opportunity)*	Threshold	50	20
	Target	**100**	**40**
	Max	150	60
Total LTI	<Threshold	0	0
	Threshold	100	40
	Target	**200**	**80**
	Max	300	120
Consolidated Total (STI & LTI)	<Threshold	0	0
	Threshold	140	70
	Target	**300**	**160**
	Max	450	240

(a) In February 2022, as part of its annual review of executive compensation, the Committee approved an increase in total target LTI opportunity for Mr. Alvarez from 200% to 270% of base salary. Consistent with the above program description, one-half of the target LTI (135% of base salary) comprises performance shares, and one-half (135% of base salary) comprises time-vested restricted stock. The revised parameters were applicable to the LTI award granted by the Committee on February 22, 2022.

(b) In December 2021, the Committee approved an increase in total target LTI opportunity for Mr. Ferrer from 80% to 100% of base salary in connection with his promotion to the role of Chief Operating Officer and Head of Business Strategy of the Corporation, effective January 1, 2022. Consistent with the above program description, one-half of the target LTI (50% of base salary) comprises performance shares, and one-half (50% of base salary) comprises time-vested restricted stock. The revised parameters were applicable to the LTI award granted by the Committee on February 22, 2022.

Determination of 2021 Long-Term Incentive Awards (Granted in February 2021)

In February 2021, the Committee approved NEO equity grants, as follows:

Performance Shares

Performance shares, reflecting 50% of the target long-term equity incentive opportunity, reward our future performance and vest only if pre-defined performance goals are achieved. Awards were granted at target award level and vest three years following the grant based on actual performance during the 2021-2023 period. Two measures, weighted equally, are used to determine vesting:

- 3-year relative TSR compared to an industry index of United States banks with assets greater than $10 billion; and

- absolute 3-year simple average ROATCE.

Each performance measure has a pre-defined threshold (minimum result for which an incentive would be payable), target and maximum (stretch) level of performance that determines vesting at the end of the 3-year period. Performance below threshold results in forfeiture of the shares allocated to the corresponding performance measure.

The TSR portion pays at 100% of target if Popular's 3-year relative TSR is at the 50th percentile of the comparator group, scaling down to 50% of target if Popular's 3-year relative TSR is at the 25th percentile. Performance below the 25th percentile results in forfeiture of allocated shares. Conversely, if Popular's 3-year relative TSR is at or above the 75th percentile, the TSR portion pays the maximum of 150% of target. If Popular's 3-year absolute TSR is negative, payout will be limited to a maximum of 100% of target, even if Popular's relative positioning is above the 50th percentile.

The ROATCE portion sets a goal for 3-year average ROATCE whereby target reflects an expectation that aligns with our Board-approved budget and is deemed by the Committee as reasonable but challenging. Threshold for the 3-year period represents the minimum level of ROATCE that should warrant a payout. The maximum goal reflects superior performance over the 3-year period that represents stretch performance that is possible, but less likely to be achieved.

COMPENSATION

Dividend equivalents are accrued and paid at the end of the performance period based on the actual number of shares earned.

Our historical performance share payouts for the absolute metric to date have averaged 101.7% of the target number of shares comprising the last 5 performance cycles.

Restricted Stock

Restricted stock, reflecting 50% of the target equity incentive opportunity, supports executive ownership and retention. The value of awards granted may vary from zero to 1.5 times the executive's target award based upon consideration of the prior year's corporate and individual performance assessed by the Committee on a holistic basis. Once granted, shares vest on a pro-rata basis, with 25% vesting annually over 4 years. Previously, shares vested 20% annually over the first 4 years and the remaining 20% vested at retirement.

The change in vesting schedule was made to align to leading practices, thus allowing Popular to offer a competitive compensation package consistent with the interests of our shareholders.

The Committee granted 2021 restricted stock awards slightly above target level for the CEO and at target level for the other NEOs, recognizing each NEO's contribution to Popular's performance in 2020, while demonstrating strong leadership throughout the COVID-19 pandemic, as well as the series of earthquakes experienced in southern Puerto Rico.

The Committee granted 2021 equity awards to the NEOs, with the grant date fair market value indicated in the table below. The awards will vest as previously described to the extent that the corresponding service and performance conditions are met. Award provisions include covenants with respect to the non-solicitation of employees or customers.

NEO	Restricted Stock			Performance Shares			Total Grant Date Fair Value		
	% of Target	% of Base Pay	$	% of Target	% of Base Pay	$	% of Target	% of Base Pay	$
Ignacio Alvarez	120%	120%	$ 1,320,000	100%	100%	$ 1,100,000	110%	220%	$ 2,420,000
Carlos J. Vázquez	100	40	280,908	100	40	280,908	100	80	561,816
Javier D. Ferrer	100	40	240,000	100	40	240,000	100	80	480,000
Lidio V. Soriano	100	40	208,080	100	40	208,080	100	80	416,160
Manuel Chinea	100	40	192,000	100	40	192,000	100	80	384,000

Our stock-ownership requirements support our desire to ensure our executives own stock and are aligned with our shareholders, retain high performing executives and balance rewards with appropriate risk mitigation.

Performance Shares Payout: 2019-2021 Performance Cycle

The Committee approved a grant of performance shares in February 2019 designed to reward performance over the 3-year performance period (2019-2021). The awards were granted at target with a potential payout ranging from 0%-150% of target, weighted 50% based on relative TSR compared to an industry index of United States banks with assets greater than $10 billion and 50% based on absolute cumulative EPS over the performance period. Results are based on a formula comparing the Corporation's results to the pre-defined goals set in 2019. In February 2022, the Committee reviewed Popular's 2019-2021 performance and determined the degree to which the goals were attained. The following is a summary of the payout:

2019-2021 Relative TSR (50% of Award)

Popular's final 3-year TSR of 71.3% was in the 84th percentile relative to the industry index of United States banks with assets greater than $10 billion. As a result, shares were earned for this component at the maximum level of achievement (>75th percentile), yielding a payout of 150% of target on this component, as follows:

Three-Year Relative TSR Ranking 2019-2021
(50% of performance shares granted)



2019-2021 Absolute EPS (50% of Award)

Absolute EPS for the 2019-2021 performance cycle, as outlined on Appendix A of this Proxy Statement, resulted in 3-year cumulative EPS of $24.07, which was above the maximum of $19.65, yielding a payout of 150% of target on this component. In determining our 2021 EPS, the Committee decided no adjustments were warranted to 2021 GAAP net income as described in the ''Determination of Short-term Annual Cash Incentives for 2021'' section.

Absolute Earnings Per Share 2019-2021
(50% of performance shares granted)



Profit Sharing Incentive

Popular's compensation program includes a profit-sharing component, with eligibility extended to all full-time and part-time employees. The annual contribution is determined by the Board of Directors at its discretion, considering: (i) the extent to which

Popular exceeded the minimum level of 103% of budgeted after-tax net income before profit sharing in the prior year (up to a maximum of 115%), and (ii) other factors such as risk management and credit quality, and the execution of critical corporate growth and

efficiency projects, among others. Awards may range up to 8% of each employee's prior-year total cash compensation, with eligible compensation capped at $70,000. The first 4% of the contribution is payable in cash, with anything above 4% paid as a tax-deferred contribution by Popular to the Savings and Investment plans.

In February 2022, upon consideration of the Corporation's 2021 above-budget after-tax net income results and other achievements, the Board of Directors approved the maximum award of 8% of each employees' prior-year total cash compensation. This yielded a payout to each NEO of $5,600, with $2,800 paid in cash and $2,800 paid as a contribution by Popular to the Savings and Investment Plan

(respectively shown as Non-Equity Incentive Plan Compensation and Other Compensation in the Summary Compensation Table).

Perquisites and Benefits

Perquisites and other executive benefits do not represent a significant portion of our executive compensation program. We do not provide employment agreements, change in control arrangements, tax gross-ups, supplemental retirement benefits or club memberships to our executives. During 2021, limited perquisites, such as the use of company-owned automobiles, home security (for the CEO) and personal tickets to events sponsored by Popular were also offered to NEOs.

Governance and Assessment of Executive Compensation

Role of the Talent and Compensation Committee

In accordance with its charter, a copy of which is available at www.popular.com/en/investor-relations, the Committee establishes Popular's general compensation philosophy and oversees the compensation program for executive officers, including our NEOs. It also reviews and approves the overall purpose and goals of our incentive compensation system and benefits plans. In addition, the Committee oversees CEO succession planning and reviews and advises management regarding leadership succession, talent development, culture and strategies supporting diversity and inclusion.

The Committee met 5 times during 2021. Furthermore, throughout the year, the Committee maintained ongoing communication with its external advisors (including its independent compensation consultant), other directors and management to discuss topics such as the COVID-19 pandemic's impact on Popular's operations and action plans, talent-related trends and strategies, emerging legislative and regulatory trends and leading practices. As needed, the Committee also sought information and advice from external legal counsel on regulatory and legal aspects of executive compensation, employee benefits and board committee governance.

The Committee assesses the effectiveness of its compensation program by reviewing its strategic objectives and business plans, considering each NEO's scope of responsibility, reviewing market reference data and assessing the relationship between pay and performance (Popular relative to its compensation peer group and executives relative to their performance goals). The Committee also evaluates whether our compensation programs meet Popular's goals by monitoring engagement and retention of executives, and by assessing the relationship between company and individual performance and actual payouts. Furthermore, in conjunction with the annual review of the compensation plans with the CRO, the Committee

monitors and evaluates whether the design of incentive plans fosters an environment of appropriate risk-taking and sound business decisions.

The Committee may modify payments or adjust the compensation program in light of economic or business results, regulatory requirements, risk assessments or results of the annual shareholders advisory vote on executive compensation. It may also recoup previously awarded cash and equity-based incentives due to a financial statement restatement, a materially inaccurate performance metric or misconduct.

The Committee's main activities in 2021 included:

Executive Compensation Determinations and Grants

- Reviewed, discussed and approved 2021-2023 performance share goals with respect to TSR and ROATCE.

- In early 2021, reviewed 2020 performance of executive officers (including NEOs) and approved 2020 short-term cash incentive payouts as well as 2021 equity grants.

- Assessed the compensation competitiveness of all NEOs and other executive officers.

- Reviewed executive officer equity holdings and compliance with Popular's stock ownership guidelines.

- Received education and updates from its compensation consultant and other sources concerning regulatory developments, market trends and leading practices in executive compensation.

- Validated the compensation peer group for future market comparisons.

Governance

- Discussed incentive plan risks with the CRO and management, concluding that our incentive plans and sales practices did not encourage unnecessary or excessive risk taking.

- Evaluated the services provided by its compensation consultant.

Benefits

- Reviewed cost, funding, participation and utilization trends related to Popular's health, welfare and retirement benefits.

- Reviewed the liability-driven investment strategy implemented for the Banco Popular de Puerto Rico Retirement Plan (the "Retirement Plan").

Human Capital Strategies

- Reviewed executive officer development and succession planning, including for the CEO, in the event of emergency and in the ordinary course of business.

- Examined key human resources indicators, including headcount, personnel costs, turnover and employee engagement, among others.

- Reviewed progress in Popular's diversity and inclusion strategy, including gender-related aspects of compensation programs.

- Participated in periodic pandemic update discussions with management covering safety measures implemented, positivity rate trends, remote work strategies, employee morale, vaccination strategy, return-to-workplace strategy, long-term implications for work practices and initiatives geared towards customers, communities and other stakeholders.

The Committee met in executive session during each meeting.

Although the Committee exercises its independent judgment in reaching compensation decisions, it also receives advice from its independent compensation consultant as well as the Chairman, CEO and other key senior leaders of the Corporation. The leaders work with the Committee to ensure that the compensation programs are aligned with Popular's strategic objectives. They also discuss corporate strategy and business goals with the Committee and provide feedback regarding NEO performance. The CEO may not be present during voting or deliberations on his compensation.

Role of the Compensation Consultant

The Committee engages the services of compensation consultant Meridian Compensation Partners, LLC ("Meridian") to serve as its independent advisor. Meridian reviews Popular's executive compensation program competitiveness and the pay-for-performance relationship in light of competitive market practices among our peer group and applicable regulations. During 2021, Meridian attended Committee meetings and conferred on multiple occasions with the Committee Chair and various Committee members to provide updates and guidance on compensation matters. During the entire period, Meridian reported directly to the Committee regarding these matters, and the firm had no other relationship with, nor provided any other services to, Popular.

The Committee has reviewed and concluded that Meridian's consultation services comply with the standards adopted by the SEC and by NASDAQ with regard to compensation advisor independence and conflicts of interest. The Committee will continue to monitor this compliance on an ongoing basis.

Compensation Information and Peer Group

The Committee periodically assesses the competitiveness of its executive pay practices through external studies conducted by Meridian, as well as through supplemental internal research based on proxies and compensation surveys (Willis Towers Watson and others). The Committee also considers executive compensation information from financial institutions in its headquarters market of Puerto Rico.

The Committee utilizes the information from internal and external analyses to assess the appropriateness of compensation levels (relative to market and performance) and considers the information when setting program guidelines, including base salary ranges, incentive targets and equity compensation. An individual's relative compensation with respect to the peer group may vary according to his or her role, Popular's financial performance, individual qualifications, experience and performance as assessed by the Committee.

The Committee periodically uses a peer group of comparable banks for pay and performance comparisons as well as reviews of our compensation structure and design. Entering 2021, our compensation peer group comprised the banks listed in the following table based on the Committee's June 2020 review. Popular's total assets were positioned near the median of the group.

PEER GROUP	
ASSOCIATED BANC-CORP	NEW YORK COMMUNITY BANCORP, INC.
BANKUNITED, INC.	PEOPLE'S UNITED FINANCIAL, INC.
BOK FINANCIAL CORP	REGIONS FINANCIAL CORPORATION
COMERICA INCORPORATED	SIGNATURE BANK CORP
CULLEN/FROST BANKERS INC.	STERLING BANCORP, INC
EAST WEST BANCORP INC.	SVB FINANCIAL GROUP
FIRST HORIZON NATIONAL CORPORATION	SYNOVUS FINANCIAL CORP
FIRST REPUBLIC BANK	UMPQUA HOLDINGS CORPORATION
HUNTINGTON BANCSHARES INCORPORATED	WEBSTER FINANCIAL CORPORATION
KEYCORP	ZIONS BANCORPORATION
M&T BANK CORPORATION	

Assisted by Meridian, the Committee re-evaluated the peer group in June 2021 to ensure it remained appropriate given pending consolidation and growth among the peer companies. Considering no significant changes had yet occurred, the peer group remained the same as in 2020.

Other Aspects of Our Executive Compensation Program

Stock Ownership Guidelines

Our NEOs are subject to stock ownership guidelines to reinforce their commitment to creating long-term shareholder value. Within five years of appointment, the CEO must reach and subsequently retain shares equivalent to six times his base salary; the requirement for the other NEOs is three times their base salary. Any unvested performance shares are not considered to satisfy the requirement. As of February 2022, all NEOs had met the requirement or were on track to comply within the designated timeframe.

Incentive Recoupment Guideline (Clawback)

The Committee has established an Incentive Recoupment Guideline covering its executive officers and other employees designated by the Committee from time to time, which provides for the recoupment of certain cash- and equity-based incentive compensation awards and payments in the event of (i) a restatement of all or a portion of Popular's financial statements; (ii) a performance goal or metric that is determined to be materially inaccurate; or (iii) an act or omission by the covered executive that constitutes misconduct.

Equity Award Grant Procedures

The Committee adopted an Equity Award Grant Procedure to standardize the process of granting equity in accordance with applicable law and regulatory requirements and avoid the possibility or appearance of timing of equity grants for the personal benefit of executives or employees. Under these procedures, equity awards to executive officers and the Principal Accounting Officer are granted at the Committee's first regularly scheduled meeting taking place in the month of February, and equity awards to other employees are granted on the first business day that NASDAQ is open following the second complete day of trading following the release of the Corporation's earning results for the first quarter of the calendar year. Equity grants to certain newly hired employees or promoted individuals, including executive officers, are made on the last business day prior to the 15th day of each month or the last business day of each month, whichever day first follows the date on which the newly-hired individual commences providing active services to the Corporation or the promoted individual commences providing active services to the Corporation at the promoted level.

Tax Deductibility of Executive Compensation

As part of its role, the Committee considers the deductibility of executive compensation under Section 162(m) of the U.S. Internal Revenue Code. The Committee is cognizant of and will continue to consider the impact of the U.S. Tax Cuts and Jobs Act of 2017, which expanded the number of individuals covered by Section 162(m) of the Internal Revenue Code and eliminated the exception for performance-based compensation (generally effective beginning for the 2018 tax year) on the Corporation's compensation programs and design. In addition, for NEOs who are residents of Puerto Rico, compensation is deductible for income tax purposes if it meets the reasonable compensation test of the P.R. Internal Revenue Code. It is the Committee's intention that the compensation paid to Popular's NEOs be deductible, to the extent practicable, but the Committee reserves the ability to grant or pay compensation that is not deductible. For the fiscal year 2021, all NEOs (except Mr. Chinea) were residents of Puerto Rico.

Risk Mitigation

Appropriate risk management is a key consideration in Popular's daily operations and decisions. We seek to design compensation programs that do not promote improper sales practices or encourage excessive or unnecessary risk taking by employees. We share with management regular communications concerning the regulatory requirements governing sound sales and incentive practices.

The Committee conducts an annual review of incentive and sales practices risk in conjunction with the CRO. During the December 2021 Committee meeting, the CRO outlined the results of his evaluation, which covered absolute levels and year-over-year changes in number of participants and incentive award payouts, trends in customer claims and complaints, and an in-depth review of specific plans in multiple sales and support divisions. The review encompassed sales practices and the reinforcing framework of incentives, policies and procedures, monitoring and controls, customer inquiries/complaints, employee training, and feedback mechanisms. Based on the review, the CRO did not identify any incentive plans or sales practices that would encourage employees to take unnecessary or excessive risks.

In conjunction with risk management processes, the compensation programs are designed to adequately balance risks and rewards through: appropriate use of base pay, short-term incentives (cash) and long-term incentives (stock); thresholds and caps to limit payouts; mix of financial and non-financial components; link to company performance; and competitive pay practices. Furthermore, an executive's incentive payout may be adjusted by the Committee at its discretion if results are not aligned with Popular's risk appetite. The Committee will continue to monitor our compensation programs to ensure that they do not promote improper sales practices or inappropriate risk-taking, and that they comply with current and emerging regulations and industry leading practices.

Report of the Talent and Compensation Committee

The Talent and Compensation Committee has reviewed and discussed the Compensation Discussion and Analysis with management and recommended to the Board that it be included in this Proxy Statement.

Respectfully submitted,

The Talent and Compensation Committee

María Luisa Ferré, Chair
Robert Carrady
Betty DeVita
John W. Diercksen
Carlos A. Unanue

2021 Executive Compensation Tables and Compensation Information

Summary Compensation Table

The following table summarizes the compensation of our NEOs for the year ended December 31, 2021, which reflects the full year of the equity (stock) and non-equity (cash) components of our current executive compensation program.

Name And Principal Position	Year	Salary (b)	Bonus (c)	Stock Awards (d)	Non-Equity Incentive Plan Compensation (e)	Change in Pension Value and Nonqualified Deferred Compensation Earnings (f)	All Other Compensation (g)	Total
Ignacio Alvarez President and Chief Executive Officer	2021	$ 1,100,000	$ 45,833	$ 2,420,000	$ 1,496,710	—	$ 29,086	$ 5,091,629
	2020	1,100,000	45,833	2,640,000	1,030,370	—	15,774	4,831,977
	2019	1,102,800	45,833	2,475,000	1,453,920	—	57,846	5,135,399
Carlos J. Vázquez Executive Vice President and Chief Financial Officer	2021	708,145	29,792	561,816	762,416	—	18,574	2,080,743
	2020	705,106	29,261	632,043	490,676	109,377	20,297	1,986,760
	2019	702,951	29,261	619,650	767,361	146,046	25,862	2,291,131
Javier D. Ferrer[a] Executive Vice President and Chief Legal Officer	2021	634,615	28,125	480,000	749,890	—	18,574	1,911,204
	2020	604,846	25,000	540,000	436,800	—	13,152	1,619,798
	2019	596,800	25,000	504,900	658,300	—	26,704	1,811,704
Lidio V. Soriano Executive Vice President and Chief Risk Officer	2021	533,954	22,917	416,160	566,275	—	25,446	1,564,752
	2020	522,301	21,675	468,180	356,493	—	10,872	1,379,521
	2019	521,431	21,675	459,000	531,063	—	24,540	1,557,709
Manuel Chinea Executive Vice President and Chief Operating Officer Popular Bank	2021	498,458	—	384,000	535,436	—	46,669	1,464,563
	2020	—	—	—	—	—	—	—
	2019	—	—	—	—	—	—	—

(a) In January 2022, Mr. Ferrer was appointed Chief Operating Officer and Head of Business Strategy of the Corporation, after serving as Chief Legal officer since October 2014.

(b) Salary differences for the NEOs between 2020 and 2021 are attributable to salary increases awarded in July 2021, ranging from 1.8% to 12.5% of base salary. Annual base salary as of December 31, 2021 was: I. Alvarez, $1,100,000; C. Vázquez, $715,000; J. Ferrer, $675,000; L. Soriano, $550,000; and M. Chinea $520,000.

(c) Includes Popular's customary Christmas bonus provided to its Puerto Rico-based employees, equal to 4.17% of annual base pay.

(d) The awards reported in the "Stock Awards" column were provided in the form of restricted stock and performance shares granted on February 25, 2021. The value in the column above represents the fair value of the restricted stock and performance shares determined in accordance with FASB ASC Topic 718 based on the closing price of Popular's common stock on the grant date ($67.56) and the probable outcome of applicable performance conditions. Refer to Note 34 to the Corporation's consolidated financial statements included in the Corporation's Annual Report on Form 10-K for the year ended December 31, 2021. With regards to the restricted stock, shares will vest (*i.e.*, no longer be subject to forfeiture) in equal annual installments over four years. The grant date fair value of the restricted stock award is as follows: I. Alvarez, $1,320,000; C. Vázquez, $280,908; J. Ferrer, $240,000; L. Soriano, $208,080; and M. Chinea $192,000.

The performance shares vest after the end of a 3-year performance cycle (2021-2023). The number of shares actually earned will depend on Popular's achievement of goals related to: (i) TSR relative to an industry index of United States banks with assets greater than $10 billion; and (ii) an absolute 3-year simple average ROATCE goal. Each metric corresponds to one-half of the performance share incentive opportunity. Actual earned awards may range from 0 to 1.5 times the target opportunity based on performance. The amounts in the table reflect the target (or 100%) level of achievement, as follows: I. Alvarez, $1,100,000; C. Vázquez, $280,908; J. Ferrer, $240,000; L. Soriano, $208,080; and M. Chinea $192,000. The potential maximum value for each performance shares award is as follows: I. Alvarez, $1,650,085; C. Vázquez, $421,439; J. Ferrer, $360,230; L. Soriano, $312,127; and M. Chinea $288,076.

(e) The amounts reported in the Non-Equity Incentive Plan Compensation column reflect the amounts earned by each NEO under Popular's annual short-term incentive for the applicable performance year (which are paid in the first quarter of the following calendar year). NEOs were eligible to participate in a 2021 annual cash incentive opportunity based on the

achievement of their annual corporate, business unit and individual goals. The ''2021 Executive Compensation Programs and Pay Decisions'' section of the Compensation Discussion and Analysis describes how the 2021 short-term incentive awards to the NEOs were determined. The profit sharing cash incentive of $2,800 awarded to each NEO is also included.

(f) No additional benefits in the defined benefit retirement and restoration plans were earned in 2021 as they have been frozen since 2009. This column contains the required accounting representation of the annual change in present value of the pension benefit as of December 31, 2021. With respect to 2021, pursuant to SEC rules, the change in present value of accrued benefits is not reflected in this table since it decreased during the year. The 2020 and 2019 increase were mainly due to a decrease in the discount rate used for measuring plan liabilities and an increase in life expectancies.

Present value for changes in pension value were determined using year-end Statement of Financial Accounting Standard Codification Topic 715, Compensation - Retirement Benefits (ASC 715) assumptions with the following exception: payments are assumed to begin at the earliest possible retirement date at which benefits are unreduced. The age to receive retirement benefits with no reductions is 55, provided the participant has completed 10 years of service. Each participating NEO has reached the aforementioned unreduced retirement eligibility.

(g) The amounts reported in the ''All Other Compensation'' column reflect, for each NEO, the sum of (i) the incremental cost to Popular of all perquisites and other personal benefits with an aggregate amount greater than or equal to $10,000, (ii) the amounts contributed by Popular to the Savings and Investment Plan, (iii) the imputed cost of coverage in excess of $50,000 for group-term life insurance, and (iv) the change in value of the retiree medical insurance coverage.

To the extent that an individual's aggregate amount of perquisites received is less than $10,000, such amounts have been excluded from the ''Other Compensation'' calculation, but all perquisites have been included by type in the table below.

Name	Non Work-Related Security	Use Of Company-Owned Vehicle	Other[i]
Ignacio Alvarez	•	•	•
Carlos J. Vázquez		•	•
Javier D. Ferrer		•	•
Lidio V. Soriano		•	•
Manuel Chinea			•

(i) Includes benefits provided to certain NEOs, the value of which does not exceed the greater of $25,000 or 10% of the total amount of perquisites received by each NEO, such as personal tickets to events sponsored by Popular, the cost of routine preventive medical examination for executives, and car allowance for non-Puerto Rico based executives.

The following table shows Popular's contributions to the Puerto Rico Savings and Investment Plan or USA Savings and Investment Plan (as applicable):

Name	Employer Match to Savings Plan ($)	Profit Sharing Contribution to Savings Plan ($)
Ignacio Alvarez	$ 8,250	$ 2,800
Carlos J. Vázquez	8,250	2,800
Javier D. Ferrer	8,250	2,800
Lidio V. Soriano	8,250	2,800
Manuel Chinea	10,150	2,800

Grants of Plan-Based Awards

The following table details equity and non-equity plan-based awards granted to each of the NEOs during fiscal year 2021.

Name	Grant Date	Estimated Future Payouts Under Non-Equity Incentive Plan Awards[a]			Estimated Future Payouts Under Equity Incentive Plan Awards[b]			All Other Stock Awards: Number of Shares of Stock or Units (#)[c]	Grant Date Fair Value of Stock and Option Awards ($)[d]
		Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)		
Ignacio Alvarez									$2,420,000
2021 Short-Term Cash Incentive		$440,000	$1,100,000	$1,650,000					
Restricted Stock	25-Feb-21							19,539	
Performance Shares	25-Feb-21				8,142	16,282	24,424		
Carlos J. Vázquez									561,816
2021 Short-Term Cash Incentive		214,500	572,000	858,000					
Restricted Stock	25-Feb-21							4,158	
Performance Shares	25-Feb-21				2,080	4,158	6,238		
Javier D. Ferrer									480,000
2021 Short-Term Cash Incentive		202,500	540,000	810,000					
Restricted Stock	25-Feb-21							3,553	
Performance Shares	25-Feb-21				1,778	3,554	5,332		
Lidio V. Soriano									416,160
2021 Short-Term Cash Incentive		165,000	440,000	660,000					
Restricted Stock	25-Feb-21							3,080	
Performance Shares	25-Feb-21				1,540	3,080	4,620		
Manuel Chinea									384,000
2021 Short-Term Cash Incentive		156,000	416,000	624,000					
Restricted Stock	25-Feb-21							2,842	
Performance Shares	25-Feb-21				1,422	2,842	4,264		

(a) This section includes the 2021 short-term cash incentive. The amounts shown in the "Threshold" column assume that the leadership component did not meet performance "Threshold", but the NEOs are awarded with the minimum level for the Corporation and Business Unit goals; however, these portions are not guaranteed. The actual short-term annual incentive awards for 2021 performance were as follows: I. Alvarez, $1,493,910; C. Vázquez, $759,616; J. Ferrer, $747,090; L. Soriano, $563,475; and M. Chinea $532,636.

(b) This section includes the performance shares awarded on February 25, 2021. The number of shares was determined based on the closing price of Popular's common stock on the grant date of February 25, 2021 ($67.56). The shares vest on the day of the first scheduled meeting of the Committee in February 2024, subject to the Corporation's achievement of the 2021-2023 performance goals as certified by the Committee in such meeting. The performance goals will be based on two performance metrics weighted equally: Total Shareholder Return and absolute simple average Return on Average Tangible Common Equity. The performance cycle is a three-year period beginning on January 1 of the calendar year of the grant date and ending on December 31 of the third year. Each performance goal will have a defined minimum threshold (*i.e.*, minimum result for which an incentive would be earned) equal to one-half of target number of shares, target (*i.e.*, result at which 100% of the incentive would be earned) and maximum level of performance (*i.e.*, result at which 1.5 times the incentive target would be earned).

(c) This section includes the restricted stock awarded on February 25, 2021. The number of shares was determined based on the closing price of Popular's common stock on the grant date of February 25, 2021 ($67.56). The shares will vest (*i.e.*, no longer to be subject to forfeiture) in substantially equal annual installments during the four years following the grant date.

(d) The value in the column above represents the fair value of the restricted stock and performance shares determined in accordance with FASB ASC Topic 718 based on the closing price of Popular's common stock on the grant date ($67.56) and the probable outcome of applicable performance conditions.

Outstanding Equity Awards at Fiscal Year End

The following table sets forth certain information with respect to the value of all outstanding restricted stock and performance shares previously awarded to the NEOs (based on the closing price of Popular's common stock as of December 31, 2021, which was $82.04).

| Name | Stock Awards | | | |
	Number of Shares or Units of Stock That Have Not Vested (#)[(a)]	Market Value of Shares or Units of Stock That Have not Vested ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)[(b)]	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)
Ignacio Alvarez	103,774	$ 8,513,619	38,912	$3,192,340
Carlos J. Vázquez	29,897	2,452,750	9,937	815,231
Javier D. Ferrer	24,170	1,982,907	8,492	696,684
Lidio V. Soriano	22,237	1,824,323	7,361	603,896
Manuel Chinea	12,676	1,039,939	6,792	557,216

(a) Vesting dates of shares or units of stock that have not vested:

| Name | Restricted Stock Awards | | | | | | | | Performance Shares Award | Total |
	2006[(i)]	2015[(i)]	2016[(i)]	2017[(i)]	2018[(ii)]	2019[(iii)]	2020[(iv)]	2021[(v)]	2019[(vi)]	
Ignacio Alvarez	—	3,113	3,518	1,368	7,514	14,612	24,551	18,926	30,172	103,774
Carlos J. Vázquez	582	2,351	2,657	1,032	2,437	3,659	5,598	4,027	7,554	29,897
Javier D. Ferrer	—	1,820	2,166	840	1,985	2,980	4,782	3,441	6,156	24,170
Lidio V. Soriano	—	1,799	2,032	789	1,863	2,797	4,280	3,080	5,597	22,237
Manuel Chinea	—	368	530	409	961	1,593	2,548	1,329	4,938	12,676

(i) The shares will vest upon termination of employment on or after age 55 and completing 10 years of service.

(ii) 80% of the shares vest in equal annual installments during the four years following the grant date (February 23, 2018) and 20% vest upon retirement, defined as termination of employment after attaining age 55 with 10 years of service or age 60 with 5 years of service.

(iii) 80% of the shares vest in equal annual installments during the four years following the grant date (February 14, 2019) and 20% vest upon retirement, defined as termination of employment after attaining age 55 with 10 years of service or age 60 with 5 years of service.

(iv) 80% of the shares vest in equal annual installments during the four years following the grant date (February 27, 2020) and 20% vest upon retirement, defined as termination of employment after attaining age 55 with 10 years of service or age 60 with 5 years of service.

(v) Shares vest in substantially equal annual installments during the four years following the grant date (February 25, 2021).

(vi) The number of shares shown in the tables above are actual shares earned based on the degree to which the goals were attained during the 2019 - 2021 performance cycle that ended on December 31, 2021. The shares were subject to continued time-based vesting until February 22, 2022. The dividend equivalents earned as of December 31, 2021 and subject to continued time-based vesting until February 22, 2022, were as follows: I. Alvarez, 2,654 shares; C. Vázquez, 666 shares; J. Ferrer, 542 shares; L. Soriano 493 shares; and M. Chinea 436 shares.

COMPENSATION

(b) Vesting dates of unearned shares, units or other rights that have not vested:

Name	2020 Performance Shares Award[i]	2021 Performance Shares Award[ii]	Total
Ignacio Alvarez	22,630	16,282	38,912
Carlos J. Vázquez	5,779	4,158	9,937
Javier D. Ferrer	4,938	3,554	8,492
Lidio V. Soriano	4,281	3,080	7,361
Manuel Chinea	3,950	2,842	6,792

(i) The number of performance shares shown in the tables above is based on achievement of target performance. The shares vest on the day of the first scheduled meeting of the Committee in February 2023, subject to the Corporation's achievement of the 2020-2022 performance goals as certified by the Committee in such meeting.

(ii) The number of performance shares shown in the tables above is based on achievement of target performance. The shares vest on the day of the first scheduled meeting of the Committee in February 2024, subject to the Corporation's achievement of the 2021-2023 performance goals as certified by the Committee in such meeting. Refer to Note (b) of the Grants of Plan-Based Awards Table.

Option Exercises and Stock Vested Table for 2021

The following table includes certain information with respect to the vesting of stock awards during 2021.

Name	Stock Awards	
	Number Of Shares Acquired On Vesting (#)	Value Realized On Vesting ($)[i]
Ignacio Alvarez	48,537	$3,267,926
Carlos J. Vázquez	15,310	1,032,513
Javier D. Ferrer	13,242	902,866
Lidio V. Soriano	11,365	766,418
Manuel Chinea	14,461	948,660

(i) Value represents the number of shares that vested multiplied by the closing market value of our common stock on the applicable vesting dates.

Post-Termination Compensation

Pension and Retirement Benefits

Popular offers comprehensive retirement benefits to all eligible employees, including NEOs, as summarized below:

Pension Benefits

The following table sets forth certain information with respect to the value of Pension Benefits accrued as of December 31, 2021 under Popular's pension plans for the NEOs eligible to participate in such plans. Messrs. Alvarez, Ferrer and Soriano are not eligible to participate in the Retirement Plan or the Restoration Plans.

Name	Plan Name	Number of Years of Credited Service Through April 30, 2009	Present Value of Accumulated Benefit ($)[a]	Payments During Last Fiscal Year ($)
Carlos J. Vázquez	Retirement Plan	8.750	$ 361,395	—
	Restoration Plan		955,950	
Manuel Chinea	Retirement Plan	11.750	251,879	—
	Restoration Plan		—	

(a) This column represents the present value of all future expected pension benefit payments. Values were determined using year-end ASC 715 assumptions with the exception that payments are assumed to begin at the earliest possible retirement

date at which benefits are unreduced. Each participating NEO has reached the aforementioned unreduced retirement eligibility. Normal retirement is upon reaching age 65 and completing 5 years of service. The normal retirement benefit is equal to the sum of (a) 1.10% of the average final compensation multiplied by the years of credit up to a maximum of 10 years, plus (b) 1.45% for each additional year of credit up to a maximum of 20 additional years. Participants become eligible for early retirement upon the earlier of: (a) attainment of age 50 with sum of age and years of service equal or greater than 75 or (b) attainment of age 55 with 10 or more years of service.

Retirement Plan. The Retirement Plan is a defined benefit pension plan that is tax-qualified under the Puerto Rico Internal Revenue Code and the United States Internal Revenue Code and is subject to the Employee Retirement Income Security Act of 1974 ("ERISA"). The plan was frozen with regard to all future benefit accruals after April 30, 2009. The Retirement Plan's benefit formula is based on a percentage of average final compensation and years of service. Normal retirement age under the Retirement Plan is age 65 with 5 years of service.

Restoration Plans. Popular has adopted two non-United States tax qualified benefit restoration plans ("Restoration Plans"), which are designed to restore benefits that would otherwise have been received by an eligible employee under the Retirement Plan but for the limitations imposed by the United States Internal Revenue Code. The Restoration Plans do not offer credit for years of service not actually worked, preferential benefit formulas or accelerated vesting of pension benefits, beyond the provisions of the Retirement Plan. The restoration benefits of employees who are residents of Puerto Rico are funded through a pension trust that is qualified under the Puerto Rico Internal Revenue Code. In addition, BPPR maintains an irrevocable "rabbi" trust as a source of funds for payment of benefit restoration liabilities to all non-Puerto Rico resident participants.

Savings and Investment Plans

Puerto Rico Savings and Investment Plan. The Popular, Inc. Puerto Rico Savings and Investment Plan is tax-qualified under the Puerto Rico Internal Revenue Code of 2011, as amended. It allows eligible Puerto Rico-based employees to defer a portion of their eligible annual cash compensation on a pre-tax or after-tax basis, subject to the maximum amount permitted by applicable tax laws.

USA Savings and Investment Plan. The Popular, Inc. 401(k) USA Savings and Investment Plan is a United States tax-qualified plan that permits eligible United States based employees to defer a portion of their eligible annual cash compensation on a pre-tax basis, subject to the maximum amount permitted by applicable tax laws.

Matching contribution to the Savings and Investment Plans. In July 2020, as part of the COVID-19 pandemic related cost control initiatives, the Corporation's match limit was reduced to six percent of the participant's cash compensation. In July 2021, given the Corporation's positive results and favorable business outlook, Popular reinstated the pre-pandemic match to 50% of employee pre-tax contributions up to eight percent of the participant's cash compensation.

Non-Qualified Deferred Compensation

The following table shows nonqualified deferred compensation activity and balances attributable to NEOs who participate in the corresponding plan.

Name	NEO Contribution in Last FY 2021 [a]	Registrant Contribution in Last FY (2021)	Aggregate Earnings in Last FY (2021) [b]	Aggregate Withdrawals/ Distributions	Aggregate Balance at Last FYE (12/31/2021)
Ignacio Alvarez	$ 379,051	—	$ 114,301	—	$1,446,397
Carlos J. Vázquez	96,838	—	82,624	—	716,916
Javier D. Ferrer	190,247	—	72,403	—	722,334
Manuel Chinea	279,055	—	317,348	—	2,499,501

(a) Amounts reported in this column are included in the Salary column of the Summary Compensation Table.
(b) Based on notional earnings and losses from notional investments made by participants in a slate of investment options available under the plan. As such, said earnings are not included as compensation in the Summary Compensation Table.

Puerto Rico Nonqualified Deferred Compensation Plan. The Popular, Inc. Puerto Rico Nonqualified Deferred Compensation Plan allows certain management or highly compensated Puerto Rico-based employees to defer receipt of a portion of their annual cash compensation in excess of the amounts allowed to be deferred under the Popular, Inc. Puerto Rico Savings and Investment Plan. Participants are fully vested in their deferrals at all times. The plan is not tax-qualified and is unfunded.

Benefits are normally distributed upon termination of employment, death, or disability. Withdrawals during participant's service are allowed due to financial hardship and post-secondary education. During 2021, Messrs. Alvarez, Vázquez, and Ferrer participated in this plan.

Popular North America, Inc. Deferral Plan. The Popular North America, Inc. ("PNA") Deferral Plan is an unfunded plan of deferred compensation for a select group of management or highly compensated employees of PNA or its subsidiaries. Under this plan,

participants may elect to defer a portion of their annual cash compensation. The PNA Deferral Plan is not tax-qualified and is unfunded. During 2021, Mr. Chinea participated in this plan.

Benefits are normally distributed upon termination of employment, death, or disability. Withdrawals during participant's service are allowed due to financial hardship and post-secondary education. The Puerto Rico and North America deferral plans maintain irrevocable "rabbi" trusts as a source of funds for payment of deferred compensation obligations to participants.

Potential Payments Upon Termination or Change In Control

No Employment or Change in Control Agreements; No Gross-ups. Popular does not have any employment or change in control agreements with our NEOs and does not provide for any tax gross-ups.

2020 Omnibus Plan. On May 12, 2020, the shareholders of the Corporation adopted the Popular, Inc. 2020 Omnibus Incentive Plan (the "2020 Omnibus Plan") which provides for cash and equity-based compensation incentives for the Corporation's executives and employees. Upon the adoption of the 2020 Omnibus Plan, no new awards are made under the Popular, Inc. 2004 Omnibus Incentive Plan, the Corporation's previous incentive plan (the "2004 Omnibus Plan"). The 2004 Omnibus Plan continues to govern awards outstanding under the 2004 Omnibus Plan. Both the 2020 Omnibus Plan and the 2004 Omnibus Plan contain provisions governing change in control with respect to outstanding equity awards. The terms of the 2020 and 2004 Omnibus Plans, provide for "double-trigger" vesting in the event of a change in control, which means that awards subject to time-based vesting will only vest if the holder's employment is terminated without Cause, or if the holder terminates employment for Good Reason (each as defined in the 2020 and 2004 Omnibus Plans) within two years after a change in control. Except as otherwise set forth in an award agreement, awards subject to performance-based vesting will be deemed earned at the greater of target or actual performance through the change in control date (or if no target level is specified, the maximum level) and will be subject to time-based vesting through the end of the original performance cycle for each such award, subject to accelerated vesting on a termination without Cause or for Good Reason within two years after the change in control. Awards granted before April 30, 2013 under

the 2004 Omnibus Plan are generally subject to a single trigger requirement for accelerated vesting in the event of a change in control. Under the 2020 Omnibus Plan, a change in control generally occurs: (i) if, during any period of two years or less, the individuals of the Board of Directors of the Corporation cease to constitute a majority of the Board; (ii) if any person is or becomes a beneficial owner of securities of the Corporation representing 30% or more of the combined voting power of the Corporation's then-outstanding securities eligible to vote for the election of the Board; (iii) upon the consummation of a merger, consolidation, statutory share exchange or similar form of corporate transaction involving the Corporation that requires the approval of the Corporation's shareholders, except in certain circumstances; (iv) upon the consummation of a sale of all or substantially all of the Corporation's assets; or (v) if the Corporation's shareholders approve a plan of complete liquidation or dissolution of the Corporation.

Puerto Rico Statutory Severance. Under Puerto Rico law, if any employee hired prior to January 26, 2017 (including all of our NEOs) is terminated from employment without "just cause", as defined by Puerto Rico Law No. 80 of May 30, 1976 ("Law 80"), the employee is entitled to statutory severance, which is calculated as follows: (i) employees with less than five years of employment—two months of compensation plus an additional one week of compensation per year of service; (ii) employees with five through fifteen years of employment—three months of compensation plus two weeks of compensation per year of service; (iii) employees with more than fifteen years of employment—six months of compensation plus three weeks of compensation per year of service.

The following table and footnotes describe certain potential payments that each NEO would receive upon termination of employment or a change in control as of December 31, 2021. The table does not include:

- Compensation or benefits previously earned by the NEO or equity awards that are fully vested, including benefits under the Savings and Investment Plans described above;

- The value of pension benefits that are disclosed in the Pension Benefits table above;

- The amounts payable under deferred compensation plans that are disclosed in the Nonqualified Deferred Compensation Plan table above; and

- The severance amounts payable under Law 80.

Name and Termination Scenarios[a]	Total ($)	Long-Term Incentive Plan ($)[b]	
		Restricted Stock	Performance Shares
Ignacio Alvarez			
Retirement[c]	$ 8,513,619	$ 8,513,619	$ —
Death & Disability	11,705,959	8,513,619	3,192,340
Change in Control[d]	11,705,959	8,513,619	3,192,340
Resignation[e]	8,513,619	8,513,619	—
Termination With Cause	—	—	—
Termination Without Cause[e]	10,196,588	8,513,619	1,682,969
Carlos J. Vázquez			
Retirement[c]	2,452,750	2,452,750	—
Death & Disability	3,267,981	2,452,750	815,231
Change in Control[d]	3,267,981	2,452,750	815,231
Resignation[e]	2,452,750	2,452,750	—
Termination With Cause	—	—	—
Termination Without Cause[e]	2,882,530	2,452,750	429,780
Javier D. Ferrer			
Retirement[c]	1,982,907	1,982,907	—
Death & Disability	2,679,590	1,982,907	696,684
Change in Control[d]	2,679,590	1,982,907	696,684
Resignation[e]	1,982,907	1,982,907	—
Termination With Cause	—	—	—
Termination Without Cause[e]	2,350,173	1,982,907	367,266
Lidio V. Soriano			
Retirement[c]	—	—	—
Death & Disability	2,428,220	1,824,323	603,896
Change in Control[d]	2,428,220	1,824,323	603,896
Resignation[e]	—	—	—
Termination With Cause	—	—	—
Termination Without Cause[e]	788,510	470,140	318,370
Manuel Chinea			
Retirement[c]	1,039,939	1,039,939	—
Death & Disability	1,597,155	1,039,939	557,216
Change in Control[d]	1,597,155	1,039,939	557,216
Resignation[e]	1,039,939	1,039,939	—
Termination With Cause	—	—	—
Termination Without Cause[e]	1,333,697	1,039,939	293,758

(a) The annual performance incentive is not guaranteed; therefore, if termination of employment takes place before the date the award is paid, the NEO would not be entitled to receive the award. However, the NEO would be entitled to the earned profit-sharing incentive awarded for 2021 of $5,600.

(b) Values of equity grants are based on $82.04, the closing price of Popular's common stock as of December 31, 2021. Amounts paid with respect to incentive awards granted after September 25, 2014 are subject to clawback based on Popular's Incentive Recoupment Guideline, as previously discussed in the "Other Aspects of Our Executive Compensation Program" section. Termination provisions based on type of termination prior to vesting are detailed in the table below. The termination provisions identified in the following table as Become Vested and Prorated Vesting, entail a lump sum payment by the Corporation. The termination provision identified as Contingent Vesting, entails a payment by the Corporation at the end of the performance cycle.

	Regular Restricted Stock	Performance Shares
Retirement	Become Vested	Contingent Vesting
Death & Disability	Become Vested	Become Vested
Change in Control	Become Vested	Become Vested
Resignation	Forfeiture	Forfeiture
Termination With Cause	Forfeiture	Forfeiture
Termination Without Cause	Prorated Vesting	Prorated Vesting

(c) For grants prior to January 2014, retirement is defined as termination of employment on or after attaining age 55 and completing 10 years of service (except when termination is for cause). For grants after January 2014, the retirement definition was modified to be termination of employment on or after attaining the earlier of: (x) age 55 and completing 10 years of service, or (y) age 60 and 5 years of service (except when termination is for cause).

(d) Outstanding awards granted in 2006 are subject to a single trigger requirement for accelerated vesting in the event of change in control. Outstanding awards granted since 2015 are subject to double trigger in the event of a change in control. The following amounts are subject to single trigger: C. Vázquez, $47,747. The following amounts are subject to double trigger: I. Alvarez, $11,705,959; C. Vázquez, $3,220,234; J. Ferrer, $2,679,590; L. Soriano, $2,428,220; and M. Chinea $1,597,155.

(e) For I. Alvarez, C. Vázquez, J. Ferrer and M. Chinea with respect to restricted stock, any resignation or termination without cause would be considered retirement since they are retirement eligible.

CEO Pay Ratio

The table below sets forth comparative information regarding (A) the 2021 annual total compensation of Mr. Alvarez, our current President and CEO, (B) the 2021 annual total compensation of our median employee identified in 2019 (this median employee was first used to determine the CEO pay ratio included in the Corporation's 2020 Proxy Statement), and (C) the ratio of our CEO's 2021 annual total compensation compared to the 2021 annual total compensation of our median employee. For 2021, the ratio of Mr. Alvarez's 2021 annual total compensation to the 2021 annual total compensation of our median employee was approximately 125 to 1.

CEO 2021 annual total compensation (A)	$5,091,629
Median employee 2021 annual total compensation (B)	$ 40,823
Ratio of (A) to (B)	125:1

To identify the median employee in 2019, compensation data was gathered for our entire employee population as of December 31, 2019, excluding our President and CEO. We used total 2019 earned compensation (salary, incentives, and commissions) as the compensation measure that best reflects the compensation of all our employees. Considering that the Corporation's employee population, its employee compensation arrangements and that the profile of the Corporation's average employee did not materially change, we decided to utilize the same median employee identified in 2019.

In accordance with SEC rules, after identifying our median employee, the 2021 annual total compensation of the median employee and our President and CEO were determined using the same methodology that we use to determine our named executive officers' annual total compensation for the Summary Compensation Table in this Proxy Statement.

Compensation of Non-Employee Directors

Compensation of Directors

2021 Compensation Program

The following table summarizes the compensation program for non-management directors in effect during 2021:

Compensation	Amount
Equity Grant	$125,000
Retainer	75,000
Additional Retainers	
Chairman Retainer	$150,000
Lead Independent Director Equity Grant	25,000
Audit and Risk Committee Chair Retainer	20,000
Talent and Compensation and Corporate Governance and Nominating Committee Chair Retainer	15,000

The compensation program corresponds to the 12 month period that commences on the date of the annual meeting of shareholders.

Under the 2021 director compensation program, all retainers are paid in either cash or equity, at the director's election. Similarly, all equity awards granted to the director may be paid in either common stock or restricted stock units under the Corporation's omnibus incentive plan. All equity awards will vest and become non-forfeitable on the grant date of such award. At the director's option, the shares of common stock underlying the restricted stock unit award are delivered to the director either on the 15th day of August immediately following the date of retirement of the director or in equal annual installments on each 15th of

August of the 1st, 2nd, 3rd, 4th and 5th year after the date of retirement of the director.

To the extent that cash dividends are paid on the Corporation's outstanding common stock, the director will receive an additional number of restricted stock units that reflect reinvested dividend equivalents.

Popular reimburses directors for travel expenses incurred in connection with attending Board, committee and shareholder meetings, participating in continuing director education programs and for other Popular-related business expenses, including the travel expenses of spouses if they are specifically invited to attend the event for appropriate business purposes.

On July 1, 2019, after serving two years as Executive Chairman and 26 years as Chief Executive Officer of the Corporation, Mr. Carrión transitioned into service as non-executive Chairman of the Board. Upon Mr. Carrión's transition, the Corporate Governance and Nominating Committee approved a compensation structure for Mr. Carrión in his role as non-executive chairman. Such compensation structure was determined after considering peer practices, the Chairman's additional significant responsibilities and required time commitment, as well as the contributions that Mr. Carrión brings to the Board due to his experience and leadership in, and knowledge of, the financial services industry, the Corporation, its business and markets. The compensation program for the Chairman of the Board consists of an annual chairman retainer (payable either in cash or equity, at the chairman's option), as well as the regular non-employee director compensation described herein. The Chairman does not receive a chair retainer for his position of Chair of the Technology Committee.

2021 Non-Employee Director Summary Compensation Table

The following table provides a summary of the compensation awarded to Popular's non-employee directors during 2021.

Name	Fees Earned or Paid in Cash ($)[a]	Stock Awards ($)[b]	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)[c]	Total ($)
Joaquín E. Bacardí, III	$ 75,000	$ 136,985	—	—	—	—	$ 211,985
Alejandro M. Ballester	90,000	136,985	—	—	—	—	226,985
Robert Carrady	—	218,745	—	—	—	—	218,745
Richard L. Carrión	225,000	136,422	—	—	—	$ 111,952	473,374
Betty DeVita[d]	64,725	108,584	—	—	—	—	173,309
John W. Diercksen	—	267,477	—	—	—	—	267,477
María Luisa Ferré	90,000	136,985	—	—	—	—	226,985

Name	Fees Earned or Paid in Cash ($)[a]	Stock Awards ($)[b]	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)[c]	Total ($)
C. Kim Goodwin	95,000	136,985	—	—	—	—	231,985
José R. Rodríguez[e]	—	173,702	—	—	—	—	173,702
Myrna M. Soto	—	218,745	—	—	—	—	218,745
Carlos A. Unanue	—	218,745	—	—	—	—	218,745

(a) Represents the cash value of the $75,000 annual retainer for all directors, the $150,000 Chairman retainer for Mr. Carrión and the Committee Chair retainers for Mr. Ballester and Mss. Goodwin and Ferré who elected to receive the Committee Chair retainers in cash.

(b) Represents the award of restricted stock units granted to non-employee directors during 2021 under the Popular's 2020 Omnibus Incentive Plan with a grant date fair value determined in accordance with FASB ASC Topic 718. The awards reported in this column include the annual equity grant of $125,000 and the awards of restricted stock units granted to each director as dividend equivalents with a grant date fair value as follows: Mr. Bacardí, $11,985 $; Mr. Ballester $11,985; Mr. Carrady, $18,745; Mr. Carrión, $11,422, Ms. Devita, $707; Mr. Diercksen, $22,477; Ms. Ferré, $11,985; Ms. Goodwin, $11,985; Mr. Rodríguez; $1,100; Ms. Soto, $18,745 and Mr. Unanue, $18,745. In the case of Messrs. Carrady, Diercksen, Rodríguez, Unanue and Ms. Soto, the amounts also include the $75,000 annual retainer which they elected to receive in restricted stock units instead of cash. The amounts for Mr. Diercksen also include the Lead Independent Director Equity Grant and the Audit Committee Chair retainer.

The following represents the restricted stock units granted to each director during 2021 under Popular's 2020 Omnibus Incentive Plan: Mr. Bacardí, 1,582; Mr. Ballester, 1,582; Mr. Carrady, 2,531; Mr. Carríon, 1,582; Ms. DeVita 1,438; Mr. Diercksen, 3,100; Ms. Ferré, 1,582; Ms. Goodwin, 1,582; Mr. Rodríguez, 2,300; Ms. Soto, 2,531, and Mr. Unanue, 2,531. The following amounts represent the restricted stock units granted to each director as dividend equivalents as of December 31, 2021: Mr. Bacardí, 170; Mr. Ballester, 170; Mr. Carrady, 266; Mr. Carrión, 162; Ms. DeVita, 9; Mr. Diercksen, 319; Ms. Ferré, 170; Ms. Goodwin, 170; Mr. Rodríguez, 14; Ms. Soto, 266; and Mr. Unanue, 266.

(c) The amounts reported in the "All Other Compensation" column reflect the sum of the incremental cost to Popular of all perquisites and other personal benefits with an aggregate amount greater than or equal to $10,000 provided to Mr. Carrión during 2021. These perquisites and personal benefits are consistent with the perquisites and benefits that Mr. Carrion received in his prior role as Executive Chairman. Mr. Carrión's aggregate amount of perquisites and personal benefits include: (i) $89,030 for the implied cost to Popular for a company-owned New York city apartment used by Mr. Carrión during 2021 for business and non-business matters. The cost for the use of the company-owned apartment is based on the annual estimated market rental value in accordance with the New York City Department of Finance 2020 Notice of Property Value adjusted for the 2021 increment in the Consumer Price Index for rent of primary residence and the utility expenses incurred during 2021; (ii) $22,691 for the implied costs for the use of a company-owned vehicle during 2021. The costs for the use of the company-owned vehicle is based on the estimated depreciation, maintenance and insurance costs related to the use of the vehicle during 2021; and (iii) access to the Corporation's wellness center, the value of which does not exceed the greater of $25,000 or 10% of the total amount of perquisites received by Mr. Carrión during 2021, which is available to all former employees of the Corporation who currently serve on the board of directors of the Corporation or of any of its affiliates.

(d) Ms. DeVita joined the Board of Directors on June 25, 2021. Compensation to Ms. DeVita was prorated to reflect time served as a director during the compensation period.

(e) Mr. Rodríguez joined the Board of Directors on June 25, 2021. Compensation to Mr. Rodríguez was prorated to reflect time served as a director during the compensation period.

New Compensation Program

The Corporate Governance and Nominating Committee has primary responsibility for reviewing and recommending director compensation levels, subject to approval by the full Board. In making its recommendations, the committee reviews the Board's responsibilities and the compensation practices of our peers. During 2021, the Corporate Governance and Nominating Committee engaged Meridian Compensation Partners, LLC, to perform an analysis of the Corporation's non-employee director compensation. Compensation was compared to the peer group used for executive compensation benchmarking, all publicly traded companies similar in asset size to the Corporation. After considering peer practices and various compensation structures, and upon recommendation of the Corporate Governance and Nominating Committee, in September 2021, the Board unanimously approved an increase to the retainers paid to the committee chairs. The following revised director compensation program will become effective on the date of the 2022 annual meeting of shareholders:

Compensation	Amount
Equity Grant	$125,000
Retainer	75,000
Additional Retainers	
Chairman Retainer	$150,000
Lead Independent Director Equity Grant	25,000
Audit and Risk Committee Chair Retainer	30,000
Talent and Compensation and Corporate Governance and Nominating Committee Chair Retainer	20,000

The new compensation program follows the same compensation structure and practices used for the 2021 compensation program.

Director Stock Ownership Requirements

Each non-employee director must own common stock with a dollar value equal to five times his or her annual retainer. Non-employee directors are required to achieve that ownership level within three years of being named or elected as a director. Pledging of common stock as collateral for loans or in margin accounts is prohibited. Each director and nominee for director is currently in compliance with his or her common stock ownership requirements or on track to comply with such requirements within the designated timeframe.



Security Ownership of Certain Beneficial Owners and Management

Beneficial Ownership

Shares Beneficially Owned by Directors and Executive Officers

The following table sets forth the beneficial ownership of Popular's common stock as of March 15, 2022 for each director and nominee for director and each NEO, and by all directors, NEOs, executive officers and the Principal Accounting Officer and Comptroller as a group.

Common Stock

Name	Amount and Nature of Beneficial Ownership[1]	Percent of Class[2]
Joaquín E. Bacardí, III	31,128	*
Alejandro M. Ballester	57,911[3]	*
Robert Carrady	5,885[4]	*
Richard L. Carrión	292,435[5]	*
Betty DeVita	0	—
John W. Diercksen	23,472	*
María Luisa Ferré	48,485[6]	*
C. Kim Goodwin	49,614	*
José R. Rodríguez	0	—
Myrna M. Soto	3,012	*
Carlos A. Unanue	129,683[7]	*
Ignacio Alvarez	209,728[8]	*
Javier D. Ferrer	54,548[9]	*
Carlos J. Vázquez	127,857[10]	*
Lidio V. Soriano	89,812	*
Manuel Chinea	30,517[11]	*
All directors, NEOs, executive officers and the Principal Accounting Officer and Comptroller as a group (26 persons in total)	1,441,056	1.88%

(1) For purposes of the table above, "beneficial ownership" is determined in accordance with Rule 13d-3 under the Securities Exchange Act of 1934 as amended (the "1934 Act"), pursuant to which a person or group of persons is deemed to have "beneficial ownership" of a security if that person has the right to acquire beneficial ownership of such security within 60 days. Also, it includes shares of common stock granted under Popular's 2004 and 2020 Omnibus Incentive Plans, subject to transferability restrictions and/or forfeiture upon failure to meet vesting conditions, as follows: Mr. Bacardí, 20,756; Mr. Ballester, 21,606; Mr. Carrady, 1,052; Mr. Diercksen, 20,702; Ms. Ferré, 34,400; Ms. Goodwin, 34,692; Ms. Soto, 2,765; Mr. Unanue, 36,657; Mr. Alvarez, 70,191; Mr. Ferrer, 20,062; Mr. Vázquez, 21,372; Mr. Soriano, 16,010; and Mr. Chinea, 6,796, which represent in the aggregate 410,352 shares for all directors, NEOs, executive officers and the Principal Accounting Officer and Comptroller as a group.

The table above does not include restricted stock units awarded to non-employee directors as part of their compensation since they are not deemed to be beneficially owned by the directors in accordance with Rule 13d-3 of the 1934 Act. Restricted stock units vest immediately upon their grant and are converted into an equivalent number of shares of common stock and delivered to the director, at his or her election, in a lump sum on the 15th of August following the date of termination of service as director, or in five equal annual installments on each 15th of August of the first five years following the date of termination of service as director. The following represents the restricted stock units granted to each director as of March 15, 2022 under Popular's 2004 and 2020 Omnibus Incentive Plans: Mr. Bacardí, 7,697; Mr. Ballester, 7,697; Mr. Carrady, 12,304; Mr. Carrión, 7,343; Ms. DeVita, 1,455; Mr. Diercksen, 14,765; Ms. Ferré, 7,697; Ms. Goodwin, 7,697; Mr. Rodríguez, 2,327; Ms. Soto, 12,304, and Mr. Unanue, 12,304.

(2) "*" indicates ownership of less than 1% of the outstanding shares of common stock. As of March 15, 2022, there were 76,490,302 shares of common stock outstanding.

(3) Includes 864 shares owned by Mr. Ballester's children.

(4) Includes 2,750 shares owned by Plaza Escorial Cinemas Corp. in which Mr. Carrady has an ownership interest of 62.5%.

(5) Mr. Carrión has approximately a 22.014% ownership interest in Junior Investment Corporation, a family investment vehicle, which owns 338,275 shares, of which 74,467 are included in the table as part of Mr. Carrión's holdings.

(6) Includes 13,541 shares owned by The Luis A. Ferré Foundation, over which Ms. Ferré has indirect investment and voting power.

(7) Includes 75,731 shares held by Mr. Unanue's mother, over which Mr. Unanue disclaims beneficial ownership.

(8) Includes 7,643 shares owned by Mr. Alvarez's son over which he disclaims beneficial ownership.

(9) Includes 1,167 shares owned by Mr. Ferrer's wife over which he disclaims beneficial ownership.

(10) Includes 468 shares held by a family member, over which Mr. Vázquez has investment authority.

(11) Includes 3,035 shares of phantom stock. Each share of phantom stock is the economic equivalent of one share of the Corporation's common stock. Shares of phantom stock are payable following the termination of employment with the Corporation.

Principal Shareholders

The following table presents certain information as of December 31, 2021, with respect to any person, including any ''group'', as that term is used in Section 13(d)(3) of the 1934 Act, who is known by Popular to beneficially own more than five percent (5%) of its outstanding common stock.

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership[1]	Percent of Class
The Vanguard Group[2] 100 Vanguard Blvd. Malvern, PA 19355	7,545,624	9.45%
T. Rowe Price Associates, Inc.[3] 100 E. Pratt Street Baltimore, MD 21202	5,221,199	6.50%
Wellington Management Group LLP[4] 280 Congress Street Boston, MA 02210	4,644,398	5.82%
Dimensional Fund Advisors LP[5] 6300 Bee Cave Road Building One Austin, TX 78746	4,044,193	5.10%

(1) For purposes of this table, ''beneficial ownership'' is determined in accordance with Rule 13d-3 under the 1934 Act.

(2) Based solely on information contained in a Schedule 13G/A filed with the SEC on February 10, 2022 by The Vanguard Group reflecting its common stock holdings as of December 31, 2021. The Vanguard Group indicates that it has no sole voting power with respect to any shares of Popular's common stock, shared voting power with respect to 41,122 shares of Popular's common stock, sole dispositive power with respect to 7,436,134 shares of Popular's common stock, and shared dispositive power with respect to 109,490 shares of Popular's common stock.

(3) Based solely on information contained in a Schedule 13G/A filed with the SEC on February 14, 2022 by T. Rowe Price Associates, Inc. reflecting its common stock holdings as of December 31, 2021. T. Rowe Price Associates indicates that it has sole voting power with respect to 1,732,491 shares of Popular's common stock, no shared voting power with respect to any shares of Popular's common stock, sole dispositive power with respect to 5,221,199 shares of Popular's common stock, and no shared dispositive power with respect to any shares of Popular's common stock.

(4) Based solely on information contained in a Schedule 13G filed with the SEC on February 4, 2022 by Wellington Management Group LLP (filed jointly with Wellington Group Holdings LLP, Wellington Investment Advisors Holdings LLP and Wellington Management Company LLP) reflecting its common stock holdings as of December 31, 2021. Wellington Management Group LLP indicates that it has no sole voting power with respect to any shares of Popular's common stock, shared voting power with respect to 4,328,075 shares of Popular's common stock, no sole dispositive power with respect to any shares of Popular's common stock, shared dispositive power with respect to 4,644,398 shares of Popular's common stock.

(5) Based solely on information contained in a Schedule 13G filed with the SEC on February 8, 2022 by Dimensional Fund Advisors LP reflecting its common stock holdings as of December 31, 2021. Dimensional Fund Advisors LP indicates that it has sole voting power with respect to 3,981,894 shares of Popular's common stock, no shared voting power with respect to any shares of Popular's common stock, sole dispositive power with respect to 4,044,193 shares of Popular's common stock, and no shared dispositive power with respect to any shares of Popular's common stock.

Delinquent Section 16(a) Reports

Section 16(a) of the 1934 Act requires Popular's directors and executive officers to file with the SEC reports of ownership and changes in ownership of common stock and other equity securities. Officers and directors are required by SEC regulations to furnish Popular with copies of all Section 16(a) forms they file. Based solely on a review of the copies of such reports furnished to Popular or written representations that no other reports were required, Popular believes that, with respect to 2021, all filing requirements applicable to its officers and directors were satisfied.

 **Proposals**

Proposal 1:

Election of Directors

At the 2020 Annual Meeting of Shareholders, our shareholders approved an amendment to the Corporation's Restated Certificate of Incorporation (the "Certificate of Incorporation") to declassify the Board of Directors by the 2023 annual meeting of shareholders. Our Board of Directors is composed of such number of directors as established from time to time by the Board. Until our existing classified Board of Directors structure is fully phased out beginning with the 2023 annual meeting, the Board will be divided into three classes as nearly equal in number as possible, with each class having at least three members.

The phasing out of the existing classified Board of Directors structure began at the 2021 annual meeting of shareholders with one-third of the members of the Corporation's Board of Directors ("Class 1") being elected for a term expiring at the 2022 annual meeting of shareholders. At this year's annual meeting, two-thirds of the members of the Corporation's Board of Directors ("Class 1" and "Class 2") will be elected for a term expiring at the 2023 annual meeting of shareholders. At the 2023 annual meeting of shareholders and thereafter, all directors will be elected annually for a term expiring at the next annual meeting.

During 2021, our Board named Betty DeVita and José R. Rodríguez as members of the Board, effective June 25, 2021. In accordance with our Certificate of Incorporation, any director named by the Board will hold office until the next annual meeting of shareholders, at which time such director shall be duly elected and qualified. Consistent with the requirements of our Certificate of Incorporation, the Board is therefore nominating Ms. DeVita and Mr. Rodríguez as a "Class 1" and "Class 3" member, respectively. As a result, at this year's annual meeting, four directors assigned to "Class 1", four directors assigned to "Class 2" and one director assigned to "Class 3" will be elected to serve until the 2023 annual meeting of shareholders or until their respective successors are duly elected and qualified. All nominees are currently serving on the Board. The persons named as proxies have advised Popular that, unless otherwise instructed, they intend to vote at the meeting the shares covered by the proxies "FOR" the election of the nine nominees, and that if any one or more of such nominees should become unavailable for election they intend to vote such shares "FOR" the election of such substitute nominees as the Board may propose. Popular has no knowledge that any nominee will become unavailable for election.

The Certificate of Incorporation requires that each director receive a majority of the votes cast by shareholders in person or by proxy and entitled to vote. The number of shares voted "FOR" a director nominee must exceed the number of votes cast "AGAINST" that nominee. If an incumbent director is not elected by a majority of the shares represented at the annual meeting, Puerto Rico corporation law provides that the director continues to serve on the Board as a "holdover director". Under Our Amended and Restated By-Laws and Corporate Governance Guidelines, an incumbent director who is not elected by a majority of the votes cast must tender his or her resignation to the Board. In that situation, Popular's Corporate Governance and Nominating Committee would make a recommendation to the Board about whether to accept or reject the resignation, or whether to take other action. The Board would act on the Corporate Governance and Nominating Committee's recommendation and publicly disclose its decision.

The "Class 1" nominees for election as director at the 2022 Annual Meeting of Shareholders are Alejandro M. Ballester, Richard L. Carrión, Betty DeVita and Carlos A. Unanue. The "Class 2" nominees for election as director at the 2022 Annual Meeting of Shareholders are Joaquín E. Bacardí, III, Robert Carrady, John W. Diercksen and Myrna M. Soto. The "Class 3" nominee for election as director at the 2022 Annual Meeting of Shareholders is José R. Rodríguez. Refer to the "Nominees for Election as Directors and Other Directors" section of this Proxy Statement for information on each director's experience and qualifications.

OUR BOARD RECOMMENDS THAT YOU VOTE "FOR" EACH NOMINEE TO THE BOARD

Proposal 2:

Advisory Vote to Approve Executive Compensation

The Dodd-Frank Wall Street Reform and Consumer Protection Act and SEC regulations require a separate, nonbinding ''say on pay'' shareholder vote to approve the compensation of executives. In 2021, our shareholders voted on an advisory basis that the compensation of our executives be presented to our shareholders on an annual basis. Our Board accepted our shareholders' advisory vote and, as a result, we will ask our shareholders to provide advisory approval of the compensation of our executives on an annual basis. Our next vote on the frequency of the ''say on pay'' shareholder vote will be held no later than the 2027 annual meeting of shareholders.

The compensation paid to our NEOs and Popular's overall executive compensation policies and procedures are described in the ''Compensation Discussion and Analysis'' section and the tabular disclosure, together with the accompanying narrative disclosure, in this Proxy Statement.

This proposal gives you, as a shareholder, the opportunity to endorse or not endorse the compensation paid to Popular's NEOs through the following resolution.

''RESOLVED, that the shareholders of Popular approve the compensation of our named executive officers as disclosed in the Compensation Discussion and Analysis Section and the tabular disclosure regarding named executive officer compensation (together with the accompanying narrative disclosure) in this Proxy Statement.''

Because your vote is advisory, it will not be binding upon the Board and may not be construed as overruling any decision by the Board. However, the Talent and Compensation Committee will consider the outcome of the vote when evaluating the effectiveness of our compensation policies and procedures and in connection with its future executive compensation determinations.

The approval of the advisory vote on executive compensation requires the affirmative vote of the holders of a majority of shares represented in person or by proxy and entitled to vote on the matter. At our annual shareholders' meeting held in May 2021, the vast majority of Popular's voting shareholders (95.26% of shares voted) expressed support for our executive compensation policies and procedures.

OUR BOARD RECOMMENDS THAT YOU VOTE ''FOR'' THIS PROPOSAL



Proposal 3:

Ratification of Appointment of Independent Registered Public Accounting Firm

The Audit Committee has appointed PricewaterhouseCoopers LLP as the independent registered public accounting firm of Popular for 2022. PricewaterhouseCoopers LLP has served as the independent registered public accounting firm of BPPR since 1971 and of Popular since 1991.

The following table summarizes the fees billed to Popular by PricewaterhouseCoopers LLP for the years ended December 31, 2021 and 2020:

	December 31, 2021	December 31, 2020
Audit Fees	$9,004,954	$10,158,635
Audit-Related Fees[a]	782,546	795,210
Tax Fees[b]	191,147	40,147
All Other Fees[c]	5,400	25,800
Total	$9,984,047	$ 11,019,792

(a) Includes fees for assurance services such as audits of pension plans, compliance-related audits, accounting consultations and Statement on Standards for Attestation Engagements No. 18 reports.
(b) Includes fees associated with tax return preparation and tax consulting services.
(c) Includes software licensing fees.

The Audit Committee has established controls and procedures that require the pre-approval of all audit and permissible non-audit services provided by PricewaterhouseCoopers LLP. The Audit Committee may delegate to one or more of its members the authority to pre-approve any audit or permissible non-audit services. Under the pre-approval controls and procedures, audit services for Popular are negotiated annually. If any additional audit services are required by Popular, a proposed engagement letter is obtained from the auditors and evaluated by the Audit Committee or the member(s) of the Audit Committee with authority to pre-approve auditor services. Any decisions to pre-approve such audit and non-audit services and fees are to be reported to the full Audit Committee at its next regular meeting. The Audit Committee has considered that the provision of the services covered by this paragraph is compatible with maintaining the independence of the independent registered public accounting firm of Popular. During 2021, fees for all services provided by PricewaterhouseCoopers LLP were approved by the Audit Committee.

Neither Popular's Certificate of Incorporation nor its Amended and Restated By-Laws require that the shareholders ratify the appointment of PricewaterhouseCoopers LLP as our independent registered public accounting firm. If the shareholders do not ratify the appointment, the Audit Committee will reconsider whether or not to appoint PricewaterhouseCoopers LLP, but may nonetheless appoint such firm. Even if the appointment is ratified, the Audit Committee, in its discretion, may change the appointment at any time during the year if it determines that such change would be in the best interest of Popular and its shareholders.

Representatives of PricewaterhouseCoopers LLP will attend the meeting and will be available to respond to any appropriate questions that may arise. They will also have the opportunity to make a statement if they so desire.

The ratification of the appointment of PricewaterhouseCoopers LLP as Popular's auditors requires the affirmative vote of the holders of a majority of shares represented in person or by proxy and entitled to vote on that matter.

OUR BOARD RECOMMENDS THAT YOU VOTE "FOR" THIS PROPOSAL



Audit Committee Report

In the performance of its oversight function, the Audit Committee has reviewed and discussed the audited financial statements of Popular for the fiscal year ended December 31, 2021 with management and PricewaterhouseCoopers LLP, Popular's independent registered public accounting firm. The Committee has also discussed with the independent registered public accounting firm the matters required to be discussed by the applicable standards of the Public Company Accounting Oversight Board ("PCAOB"). Finally, the Audit Committee has received the written disclosures and the letter from PricewaterhouseCoopers LLP required by the applicable requirements of the PCAOB regarding the independent accountant's communications with the Audit Committee concerning independence, and has discussed with the independent registered public accounting firm its independence. These considerations and discussions, however, do not assure that the audit of Popular's financial statements and internal control over financial reporting have been carried out in accordance with the standards of the PCAOB, that the financial statements are presented in accordance with Generally Accepted Accounting Principles ("GAAP"), that Popular's internal control over financial reporting is effective or that Popular's registered public accountants are in fact "independent."

As set forth in the Audit Committee Charter, the management of Popular is responsible for the preparation, presentation and integrity of Popular's financial statements. Furthermore, management is responsible for maintaining appropriate accounting and financial reporting principles and policies, and internal controls and procedures that provide for compliance with accounting standards and applicable laws and regulations. PricewaterhouseCoopers LLP is responsible for auditing Popular's financial statements, expressing an opinion as to their conformity with GAAP, and annually auditing the effectiveness of the Corporation's internal control over financial reporting.

The members of the Audit Committee are not engaged professionally in the practice of auditing or accounting and are not employees of Popular. Popular's management is responsible for its accounting, financial management and internal controls. As such, it is not the duty or responsibility of the Audit Committee or its members to conduct "field work" or other types of auditing or accounting reviews or procedures to set auditor independence standards.

Based on the Audit Committee's consideration of the audited financial statements and the discussions referred to above with management and the independent registered public accounting firm, and subject to the limitations on the role and responsibilities of the Audit Committee set forth in the Charter and those discussed above, the Audit Committee recommended to the Board that Popular's audited financial statements be included in Popular's Annual Report on Form 10-K for the year ended December 31, 2021 for filing with the SEC.

Respectfully submitted,

The Audit Committee

> John W. Diercksen, Chair
> Alejandro M. Ballester
> C. Kim Goodwin
> José R. Rodríguez
> Carlos A. Unanue



General Information
About the Meeting

About the Meeting

WHY AM I RECEIVING THESE MATERIALS?

You are invited to attend Popular, Inc.'s 2022 Annual Meeting of Shareholders through our virtual meeting website and vote on the proposals described in this Proxy Statement because you were a Popular shareholder on March 15, 2022 (the "Record Date"). Popular is soliciting proxies for use at the annual meeting, including any postponements or adjournments.

Even if you plan on attending the annual meeting through our virtual meeting website, we encourage you to vote your shares in advance using one of the methods described in this Proxy Statement to ensure that your vote will be represented at the annual meeting.

WHAT INFORMATION IS CONTAINED IN THIS PROXY STATEMENT?

The information in this Proxy Statement relates to the matters to be acted upon at the meeting, the voting process, the Board of Directors, Board committees, the compensation of directors and executive officers and other required information.

WHEN AND WHERE IS OUR ANNUAL MEETING?

We will hold our annual meeting on Thursday, May 12, 2022, at 9:00 a.m., Atlantic Standard Time.

Due to the ongoing public health impact of the coronavirus (COVID-19) pandemic and considering the health and well-being of our shareholders, directors, employees and communities, the 2022 Annual Meeting of Shareholders will be held solely by means of remote communication, in a virtual meeting format only. There will be no physical location for shareholders to attend as we are sensitive to public health concerns. The virtual meeting format is a response to the extraordinary impact of COVID-19 and does not reflect a change in the Corporation's general policy of holding meetings of shareholder in-person absent extraordinary circumstances.

To join and participate in the virtual meeting, shareholders must visit www.virtualshareholdermeeting.com/BPOP2022 on the date and time of the meeting and login by entering the 16-digit control number found on their proxy card, voting instruction form, notice of internet availability of proxy materials, email or other notice they previously received. Shareholders may log into the Annual Meeting website beginning at 8:45 a.m., Atlantic Standard Time on May 12, 2022.

CAN I ATTEND THE ANNUAL MEETING?

Only shareholders as of the close of business on the Record Date and/or their authorized representatives may attend the meeting virtually by following the procedures set forth in this Proxy Statement.

WHAT DOCUMENTS DO I NEED TO BE ADMITTED TO THE MEETING?

You will need the 16-digit control number found on your proxy card, voting instruction form, notice of internet availability of proxy materials, email or other notice of the meeting you previously received in order to be able to log in to the virtual meeting website.

WHAT IF I HAVE DIFFICULTIES ACCESING THE VIRTUAL MEETING?

If you encounter any technical difficulties with the Annual Meeting website on the day of the meeting, please call the technical support number that will be available on the login page of the meeting website. Technical support will be available beginning at 8:45 a.m., Atlantic Standard Time on May 12, 2022 and will remain available until the end of the meeting.

WHAT IS THE PURPOSE OF THE MEETING?

At the meeting, shareholders will act upon the matters outlined in the accompanying Notice of Meeting, including:
- Election of four "Class 1" directors, four "Class 2" directors and one "Class 3" director for a one-year term;
- Approval, on an advisory basis, of the Corporation's executive compensation;
- Ratification of the appointment of Popular's independent registered public accounting firm for 2022; and
- Consideration of such other business as may be properly brought before the meeting or any adjournments thereof.

In addition, management will provide a report regarding the affairs of Popular.

COULD OTHER MATTERS BE DECIDED AT THE MEETING?

The Board does not intend to present any matters at the meeting other than those described in the Notice of Meeting. However, if any new matter requiring the vote of the shareholders is properly presented before the meeting, proxies may be voted with respect thereto in accordance with the best judgment of proxy holders, under the discretionary power granted by shareholders to their proxies in connection with general matters. The Board at this time knows of no other matters which may come before the meeting and the Chairman of the meeting will declare out of order and disregard any matter not properly presented.

CAN I ASK QUESTIONS PERTINENT TO THE MEETING MATTERS?

Shareholders may submit questions during the meeting by logging into the virtual meeting website at www.virtualshareholdermeeting.com/BPOP2022 using your 16-digit control number and typing your question into the "Ask a Question" filed and clicking "Submit". Only questions pertinent to meeting matters will be answered during the meeting, subject to time limitations.

If any questions pertinent to meeting matters cannot be answered during the meeting due to time constraints, we will post and answer a representative set of these questions online at www.popular.com/en/investor-relations/annual-meeting. The questions and answers will be available as soon as reasonably practicable after the meeting and will remain available until one week after posting.

Voting Procedure and Results

HOW MANY VOTES DO I HAVE?

You will have one vote for every share of Popular's common stock, par value $0.01 per share, you owned as of the close of business on the Record Date.

HOW MANY VOTES CAN ALL SHAREHOLDERS CAST?

Shareholders may cast one vote for each of Popular's 76,490,302 shares of common stock that were outstanding on the Record Date. The shares covered by any proxy that is properly executed and received before 11:59 p.m., Eastern Time, the day before the meeting will be voted. Shares may also be voted in person at the virtual meeting.

HOW DO I VOTE?

You can vote either in person at the virtual meeting or by proxy.

To vote by proxy, you must either:
- vote over the Internet by following the instructions provided in the Notice of Internet Availability of Proxy Materials or proxy card;
- vote by telephone by calling the toll-free number found on your proxy card; or
- vote by mail if you receive or request paper copies of the proxy materials, by filling out the proxy card and sending it back in the envelope provided. To avoid delays in ballot taking and counting, and in order to ensure that your proxy is voted in accordance with your wishes, compliance with the following instructions is respectfully requested: when signing a proxy as attorney, executor, administrator, trustee, guardian, authorized officer of a corporation, or on behalf of a minor, please give full title. If shares are registered in the name of more than one record holder, all record holders must sign.

If you want to vote in person at the virtual meeting, you must complete and submit a ballot online during the virtual meeting at www.virtualshareholdermeeting.com/BPOP2022 by clicking "Vote Here" on the meeting website.

HOW MANY VOTES MUST BE PRESENT TO HOLD THE MEETING?

A majority of the votes that can be cast must be present either in person or by proxy to hold the meeting. Proxies received but marked as abstentions or broker non-votes will be included in the calculation of the number of shares considered to be present at the meeting for purposes of determining whether the majority of the votes that can be cast are present. A broker non-vote occurs when a broker or other nominee does not have discretionary authority to vote on a particular matter. Votes cast by proxy or in person at the meeting will be counted by Broadridge Financial Solutions, Inc., an independent third party. We urge you to vote by proxy even if you plan to attend the virtual meeting so that we know as soon as possible that enough votes will be present for us to hold the meeting.

CAN I VOTE IF I PARTICIPATE IN ONE OF POPULAR'S SAVING AND INVESTMENT PLANS?

Yes. Your vote will serve to instruct the trustees or independent fiduciaries how to vote your shares in the Popular, Inc. Puerto Rico Savings and Investment Plan and the Popular, Inc. USA 401(k) Savings and Investment Plan. Shares held under the Popular, Inc. Puerto Rico Savings and Investment Plan and the Popular, Inc. USA 401(k) Savings and Investment Plan may be voted by proxy properly executed and received before 11:59 p.m., Eastern Time, on May 9, 2022.

WHAT VOTE IS REQUIRED AND HOW ARE ABSTENTIONS AND BROKER NON-VOTES TREATED?

Item	Vote Required	Effect of Abstentions	Effect of broker Non-votes
Proposal 1: Election of Directors	Majority of the votes cast	No Effect	No Effect
Proposal 2: Advisory Vote to Approve Executive Compensation	Majority of the shares present or represented by proxy	Count as a vote AGAINST	No Effect
Proposal 3: Ratification of Appointment of Independent Registered Public Accounting Firm	Majority of the shares present or represented by proxy	Count as a vote AGAINST	Not Applicable

WHAT HAPPENS IF THE MEETING IS POSTPONED OR ADJOURNED?

Your proxy will still be valid and may be voted at the postponed or adjourned meeting. You will still be able to change or revoke your proxy until it is voted.

GENERAL INFORMATION

CAN I CHANGE MY VOTES?

Yes, you may change your vote at any time before the meeting. To do so, you may cast a new vote by telephone or over the Internet, send in a new proxy card with a later date, or send a written notice of revocation to the President or the Corporate Secretary of Popular, Inc. (751), P.O. Box 362708, San Juan, Puerto Rico 00936-2708, delivered before the proxy is exercised. If you attend the meeting and want to vote in person, you may vote through the meeting website following the voting instructions.

HOW DOES THE BOARD RECOMMEND THAT I VOTE?

Proposals	Board Recommendation
Proposal 1: Election of Directors	"FOR" each nominee
Proposal 2: Advisory Vote to Approve Executive Compensation	"FOR"
Proposal 3: The Ratification of Appointment of Independent Registered Public Accounting Firm	"FOR"

WHERE CAN I FIND THE VOTING RESULTS OF THE ANNUAL MEETING?

We will report the voting results on a Current Report on Form 8-K filed with the SEC no later than May 18, 2022, except in the event of an adjournment or postponement of the meeting.

Proxy Materials

WHY DID I RECEIVE A NOTICE IN THE MAIL REGARDING INTERNET AVAILABILITY OF PROXY MATERIALS INSTEAD OF A FULL SET OF THE PROXY MATERIALS?

Pursuant to rules adopted by the SEC, we have elected to provide access to Popular's proxy materials over the Internet. Accordingly, we are sending a Notice of Internet Availability of Proxy Materials to most of our shareholders. We believe this method of distribution makes the proxy distribution process more efficient, less costly and reduces our impact on the environment. All shareholders will have the ability to access the proxy materials on the website referred to in the Notice of Internet Availability of Proxy Materials or request to receive a paper copy of the proxy materials. Instructions on how to access the proxy materials over the Internet or to request a paper copy may be found in the Notice of Internet Availability of Proxy Materials. We encourage you to take advantage of the availability of the proxy materials on the Internet.

The Notice of Internet Availability of Proxy Materials, as well as this Proxy Statement and proxy card, were first sent to shareholders on or about March 30, 2022.

WHY DIDN'T I RECEIVE NOTICE IN THE MAIL REGARDING INTERNET AVAILABILITY OF PROXY MATERIALS?

We are providing some of our shareholders, including shareholders who have previously asked to receive paper copies of the proxy materials, with paper copies of the proxy materials instead of a Notice of Internet Availability of Proxy Materials. In addition, we are providing a Notice of Internet Availability of Proxy Materials by email to some shareholders, including those shareholders who have previously elected delivery of the proxy materials electronically. Those shareholders should have received an email containing a link to the website where the materials are available and a link to the proxy voting website.

WHAT SHOULD I DO IF I RECEIVE MORE THAN ONE SET OF VOTING MATERIALS?

You may receive more than one set of voting materials, including multiple Notices of Internet Availability of Proxy Materials or multiple proxy cards. For example, if you hold your shares in more than one brokerage account, you may receive separate Notices of Internet Availability of Proxy Materials or proxy cards for each brokerage account in which you hold shares. You should exercise your vote in connection with each set of voting materials, as they represent different shares.

THERE ARE SEVERAL SHAREHOLDERS IN MY ADDRESS. WHY DID WE RECEIVE ONLY ONE SET OF PROXY MATERIALS?

In accordance with a notice sent to certain street name shareholders who share a single address, shareholders at a single address will receive only one copy of this Proxy Statement and our 2021 Annual Report, or Notice of Internet Availability of Proxy Materials, as applicable. This practice, known as "householding," is designed to reduce our printing and postage costs. We currently do not "household" for shareholders of record.

If your household received a single set of proxy materials, but you would prefer to receive a separate copy of this Proxy Statement and our 2021 Annual Report or Notice of Internet Availability of Proxy Materials, you may call 1-866-540-7059, or send a written request to Broadridge Financial Solutions, Inc., Householding Department, 51 Mercedes Way, Edgewood, NY 11717 and we will promptly deliver a separate copy of this Proxy Statement and our 2021 Annual Report or Notice of Internet Availability of Proxy Materials.

You may request or discontinue householding in the future by contacting the broker, bank or similar institution through which you hold your shares.

WHAT IS INCLUDED IN THE PROXY MATERIALS?

The proxy materials include this Proxy Statement and Popular's Annual Report on Form 10-K containing the audited financial statements for the year ended December 31, 2021, duly certified by PricewaterhouseCoopers LLP, our independent registered public accountants. The proxy materials also include the Notice of Annual Meeting of Shareholders. If you receive or request that paper copies of these materials be sent to you by mail, the materials will also include a proxy card.

WHO WILL BEAR THE COST OF SOLICITING PROXIES FOR THE MEETING?

Proxies will be solicited by Popular on behalf of the Board. The cost of soliciting proxies for the meeting will be borne by us. In addition to solicitation by mail, proxies may be solicited personally, by telephone or otherwise. The Board has engaged the firm of Georgeson LLC to aid in the solicitation of proxies. The cost is estimated at $12,500, plus reimbursement of reasonable out-of-pocket expenses and customary charges. Our directors, officers and employees may also solicit proxies but will not receive any additional compensation for their services. Proxies and proxy materials will also be distributed at our expense by brokers, nominees, custodians and other similar parties.

HOW DO I INSPECT THE LIST OF SHAREHOLDERS OF RECORD?

A list of shareholders of record as of March 15, 2022 will be available for inspection by shareholders during the annual meeting. You may access the list during the annual meeting, by visiting www.virtualshareholdermeeting.com/BPOP2022, entering your 16-digit control number and clicking "View Shareholder List" on the meeting website.

ELECTRONIC DELIVERY OF ANNUAL MEETING MATERIALS

You will help us protect the environment and save postage and printing expenses in future years by consenting to receive the annual report and proxy materials via the Internet. You may sign up for this service after voting on the Internet at www.proxyvote.com. If you choose to receive future proxy materials by email, you will receive an email message next year with instructions containing a link to those materials and a link to the proxy voting website. Your election to receive proxy materials electronically will remain in effect until you terminate it.

Shareholder Proposals

HOW DO I SUBMIT A SHAREHOLDER PROPOSAL TO BE INCLUDED IN THE PROXY STATEMENT FOR NEXT YEAR'S ANNUAL MEETING?

Any shareholder may submit a proposal to be included in the proxy statement for the 2023 Annual Meeting of Shareholders by sending it to Popular's Corporate Secretary at Popular, Inc., 209 Muñoz Rivera Avenue, San Juan, Puerto Rico, 00918. We must receive the proposal no later than November 30, 2022. We are not required to include any proposal in our proxy statement that we receive after that date or that does not comply with applicable SEC rules.

HOW DO I NOMINATE A DIRECTOR OR BRING OTHER BUSINESS BEFORE NEXT YEAR'S ANNUAL MEETING, BUT NOT FOR INCLUSION IN THE PROXY MATERIALS?

Under our Amended and Restated By-Laws, a shareholder may nominate an individual to serve as a director or bring any other matter for consideration at the 2023 Annual Meeting of Shareholders. The Amended and Restated By-Laws require that the shareholder:

- notify us in writing between November 13, 2022 and February 11, 2023, provided that in the event that the date of the 2023 Annual Meeting of Shareholders is more than 30 days before or after the anniversary date of the 2022 Annual Meeting of Shareholders, notice by a shareholder must be delivered not earlier than the 15th day following the day on which notice is mailed or a public announcement is first made by Popular of the date of such meeting, whichever occurs first;
- include his or her name, address, share ownership and provide specified representations;
- with respect to notice of an intent to make a nomination, include a description of all arrangements and understandings among the shareholder and each nominee and any other person or persons (naming such person or persons) pursuant to which the nomination or nominations are to be made by the shareholder, and such other information regarding each nominee as would have been required to be included in a proxy statement pursuant to SEC rules had the nominee been nominated by our Board; and
- with respect to notice of an intent to bring up any other matter or proposal, a description of the matter and any material interest of the shareholder in the matter or proposal.

The notice required for any such nomination or to bring other matter for consideration must be sent to Popular's Corporate Secretary at Popular, Inc., 209 Muñoz Rivera Avenue, San Juan, Puerto Rico 00918. Shareholders may obtain a copy of Popular's Amended Restated By-Laws by writing to the Corporate Secretary.

The above Notice of Meeting and Proxy Statement are sent by order of the Board of Directors of Popular, Inc.

In San Juan, Puerto Rico, March 30, 2022.



Richard L. Carrión
Chairman of the Board of Popular, Inc.



Javier D. Ferrer
Corporate Secretary

You may request a copy, free of charge, of Popular's Annual Report on Form 10-K for the year ended December 31, 2021, as filed with the SEC (without exhibits), through our website, www.popular.com, or by calling (787) 765-9800 or writing to Comptroller, Popular, Inc., P.O. Box 362708, San Juan, PR 00936-2708.

APPENDIX A

Popular, Inc., Reconciliation of Non-GAAP Measures

Adjusted Net Income For The Year Ended December 31, 2021 (Non-GAAP)

(Unaudited)			
(In thousands)	Pre-tax	Income tax effect	Impact on net income
U.S. GAAP net income			$934,889
Adjusted net income for incentive purposes			$934,889

Adjusted Net Income For The Year Ended December 31, 2020 (Non-GAAP)

(Unaudited)			
(In thousands)	Pre-tax	Income tax effect	Impact on net income
U.S. GAAP net income			$506,622
PB Branch Optimization [1]	23,231	(7,202)	16,029
GSE Bulk Repurchases [2]	10,898	(4,087)	6,811
PB Visa Shares Sale [3]	(4,130)	1,280	(2,850)
COVID Related Expenses [4]	16,056	(5,876)	10,180
Adjusted net income for incentive purposes			$536,792

[1] On October 27, 2020, Popular Bank ("PB") authorized and approved a strategic realignment of its New York Metro branch network that resulted in eleven (11) branch closures and related staffing reductions. The branch closures were completed on January 29, 2021. As a result, PB recognized a total pre-tax charge of approximately $23.2 million during the fourth quarter of 2020.

[2] During the quarter ended September 30, 2020, the Corporation completed bulk loan repurchases from its Ginnie Mae ("GNMA"), Fannie Mae ("FNMA") and Freddie Mac ("FHLMC") (combined "GSEs") loan servicing portfolios with an aggregate balance of $807.6 million. The transactions were executed to limit future exposures to principal and interest advances as well as sundry losses and to deploy liquidity to increase interest income.

[3] During the quarter ended September 30, 2020, PB sold its entire holdings of Visa shares for a pre-tax gain of $4.1 million. The shares had no outstanding book value.

[4] In response to the pandemic, the Corporation incurred incremental unbudgeted expenses to support our customers, employees and communities. These expenses were mainly related to efforts to provide a safe working environment in Popular's facilities and support work from home (WFH) investments such as computers, secured network and bandwidth enhancements, as well as incentives for frontline employees. The adjustments do not include the provision for credit losses impact related to COVID-19 and the impact of waiving fees for ATH withdrawal, overdraft and late payments that are embedded in the negative financial results variance when compared to budget.

Adjusted Net Income For The Year Ended December 31, 2019 (Non-GAAP)

(Unaudited)			
(In thousands)	Pre-tax	Income tax effect	Impact on net income
U.S. GAAP net income			$ 671,135
Additional Exempt Income [1]			(19,369)
Benefit for Reduction in Deferred Tax Liability [2]			(7,119)
Adjusted net income for incentive purposes			$644,647

[1] Tax benefit recorded during 2019 related to the revision of the amount of exempt income from commercial and mortgage loans earned during prior years.

[2] Tax benefit recorded during 2019 related to the reversal of a deferred tax liability for prior years in which the statute of limitations has expired.

Earnings Per Share ("EPS")

(In thousands)	2019	2020	2021	Cumulative EPS
Adjusted net income (non-GAAP) [1]	$ 644,647	$ 513,952	$ 934,889	
Preferred dividends	(3,723)	(1,758)	(1,412)	
Net income for common stock	640,924	512,194	933,477	
Average common shares outstanding	96,848,835	85,882,371	81,263,027	
Adjusted EPS	$ 6.62	$ 5.96	$ 11.49	$24.07

[1] The Talent and Compensation Committee decided not to adjust the 2020 GAAP net income for the charges related to the New York Metro branch network optimization ($16,029) and the bulk mortgage loan repurchase ($6,811) to calculate the EPS portion of the performance shares.



P.O. Box 362708 | San Juan, Puerto Rico 00936-2708